2024
ANNUAL REPORT



Financial Highlights

Sales in Billions	2024	2023	2022
	$2.047	$2.078	$2.012

Sales by Region (2024)



Americas	49%
EMEA	31%
Asia Pacific	20%

Sales by End Market (2024)



General Engineering	46%
Transportation	17%
Energy	13%
Earthworks	13%
Aerospace & Defense	11%

	2024	2023	2022
Adjusted Operating Income in Millions	**$183**	$199	$224
Adjusted EBITDA in Millions	**$313**	$323	$364
Adjusted Diluted EPS in Dollars	**$1.50**	$1.52	$1.78
Free Operating Cash Flow in Millions	**$175**	$169	$85

Corporate Leadership

Judith L. Bacchus
Vice President and
Chief Administrative Officer

Franklin Cardenas
Vice President, Kennametal Inc.
and President, Infrastructure Segment

Sanjay Chowbey
President and Chief Executive Officer

Michelle R. Keating
Vice President, Secretary and
General Counsel

Dr. Carlonda R. Reilly
Vice President and
Chief Technology Officer

Patrick S. Watson
Vice President and Chief Financial Officer

John Witt
Vice President and Corporate Controller

Forward-Looking Statements Certain statements in this report relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements may also include words such as "anticipates," "believes," "estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Kennametal to be different from those expressed in or implied by the forward-looking statements. For further discussion of forward-looking statements, including some of the specific factors that may cause such a difference, see the forward-looking statements and risk factors disclosure included in our 2024 annual report on Form 10-K. Kennametal disclaims any intention or obligation to update or revise any forward-looking statements.

Non-GAAP Financial Information. This document also includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures as defined by SEC rules. As required by Regulation G, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available in the section titled "2024 supplemental financial data."

◤ *Dear Fellow Shareholders*

Fiscal Year 2024 (FY24) presented us with many challenges: persistently soft market conditions, foreign exchange headwinds and a natural disaster striking our facility in Rogers, Arkansas. However, despite those challenges and more, our global teams persevered and moved the business forward.

We delivered the highest free operating cash flow since fiscal year 2015 and our cash flow from operations, as a percent of sales, was the highest in over 25 years. We made progress on our strategic initiatives, most notably in aerospace & defense, and completed our original $200 million share repurchase program.

FY24 was also the year I became President and CEO of this iconic industrial technology company. Kennametal has a proud 86-year legacy of helping customers solve problems, big and small. We have extraordinary employees around the world hard at work doing just that and efficiently creating value for all our stakeholders.

◤ FY24 BY THE NUMBERS

We delivered a solid FY24. There is, of course, still more work to do to deliver sustained performance on growth and profitability, and we remain focused on that in the days and months ahead.

Sales **$2.05** billion Organic Sales **(1)% year over year**	EPS **$1.37** reported **$1.50** adjusted	Adjusted operating income **$183** million	Cash returned to shareholders: **$129** million Dividends: **$63 million**
Adjusted EBITDA **$313** million or 15.3%	Cash from operating activities: **$277** million	FOCF: **$175** million	Share repurchases: **$65 million**

◤ CORPORATE RESPONSIBILITY

Our Corporate Responsibility (CR) strategy is built on a core concept for us: Continuous Improvement. Our global teams are always looking for ways to do things more efficiently across all aspects of our business. I hope that you will review our latest CR report, which you will find on the CR page of our Investor Relations website, to see the progress we are making in environmental, health and safety (EHS), employee engagement, workforce training and development, diversity and inclusion, community engagement and other material topics.

◤ FY25 AND BEYOND

In Fiscal Year 2025 (FY25) we will be guided by our three Value Creation Pillars: Delivering Growth, Continuous Improvement and Portfolio Optimization. Just as important as those pillars is the strong foundation that is supporting them: engaged employees, our core values and a winning culture.

We are expecting market conditions to be mixed in FY25, but our teams are focused on what we can control to improve our performance in any market environment. I look forward to writing this letter again next year with an update on our progress in delivering steady performance in growth and margin expansion and executing a balanced capital allocation strategy for the good of all stakeholders.



As always, thank you for your continued support as a Kennametal stakeholder.

Sincerely,

Sanjay Chowbey

Sanjay Chowbey
President and Chief Executive Officer

◤ Growing Market Share

Our innovative products and solutions enable us to tap into new industries, like medical, and engage further in existing end markets, like aerospace & defense.

TopSwiss™ turning inserts feature a unique design for Swiss-style small parts machining best suited for aerospace, general engineering, medical and transportation machinists seeking improved productivity and performance.





Kennametal Sintec™ ceramics material and component solutions are pushing satellite technology forward with our proprietary ceramic composite. Our ceramic solution can beat the atmospheric heat with excellent thermal cycling as satellites shift in and out of direct sunlight, prolonging satellite life and improving mechanical performance.

KennaShield™ is a next-generation armor solution. With a material system that is lighter, it's a higher performing alternative to existing protection material for military and civil applications. This innovative add-on armor provides passive protection, ensuring survivability and mission readiness.



◤ Kennametal on Tour

We hit the road, bringing our cutting-edge products and innovative solutions straight to the doorsteps of customers, partners and trade schools across Europe and the U.S.



More than
50,000
miles



Nearly
250
stops



More than
8,000
visitors



A Word from Our Customers

For more than 85 years, we've been delivering productivity and operational improvements to our customers so they can help the world fly, drive, power and build. It's what we do best, and it allows us to price our solutions to mutually benefit our customers and our company.



When **True Turn of Tulsa**, a modern machine shop and leader in providing milling and drilling for the heat transfer industry, told us that they use Kennametal tools because there is "nothing out there that compares to it," we knew we were doing something right. Our tooling has minimized their downtime, allowing them to increase their quality and quantity of product.

> **"We think they [Kennametal] make the best tools in the industry. We've tested against some of the other competitors. Frankly, Kennametal has outperformed them in all of our testing."**
>
> —*True Turn of Tulsa*

Scan the QR code to hear more of True Turn of Tulsa's story and why they continue to choose Kennametal.



> **"Stellite 21 has fantastic resistance to abrasives and really good hardness at temperature."**
>
> —*Cumberland Additive*

Scan the QR code for more on our 3D Printed Tungsten Carbide & Stellite Solutions.





Needing to expand their metals and materials portfolio, **Cumberland Additive, Inc.** added our groundbreaking alloy, Stellite 21 AM™. Part of the Stellite™ family of alloys, Stellite 21 AM enables customers, like Cumberland Additive, to achieve Stellite alloy wear and corrosion resistance properties in additively manufactured parts. It is ideally suited for flow control applications and can be integrated into complex designs to mitigate cavitation, erosion or corrosion failures.

With our material expertise and collaboration, Cumberland Additive was able to quickly print using Stellite 21 AM alloy, tackling some of their toughest challenges with little downtime.

FY24 Innovation by the Numbers



20+
new innovative products
commercially launched



125+
patents
granted



1,820+
patents active
worldwide

► Start Your Engines



Our legacy in the transportation industry continues as we team up with **NASCAR** as a NASCAR Competition Partner helping to deliver next generation solutions.

NASCAR's research and development engineers have access to Kennametal's catalog of metal cutting solutions for use in their Concord, North Carolina facility, with a collaborative goal of developing creative new solutions that further accelerate the next gen car initiative.

Serving as a NASCAR Competition Partner reinforces the power and reliability of our innovative, industry-leading metal cutting tools while expanding our reach within the industry to support the needs of different racing teams, engineers and other partners in NASCAR's Competition Partner program.

► A Strategic Partner

In support of our strategic growth initiatives, Kennametal proudly joined **ModuleWorks**' Strategic Partner Program. This program is a collective commitment to driving intelligent and integrated digital manufacturing solutions. Kennametal joins a variety of industry leaders in this program, such as Mitsubishi Electric, AutoDesk, PTC and DMG Mori, among others.





" We are excited to welcome Kennametal to the Strategic Partner Program. The program gives solution providers the software development resources they need to empower their digitalization strategies and collectively advance automation in the manufacturing industry. As a cutting tool manufacturer, Kennametal extends the variety of partners in the program, thereby further driving the digitalization initiative in the industry. "

—Dr. Yavuz Murtezaoglu, Founder and Managing Director of ModuleWorks

► Innovation Illuminated

Our industry-first, additive manufactured cutting tool designed with KENionic™ technology is a two-time award winner!

The tool garnered Kennametal a **Bronze Edison Award** and a prestigious **R&D 100 Award**.





Listen to Inspiring Minds podcast to learn more about our award winning technology.

" We take a customer challenge, add our materials science, design, process and applications engineering expertise, supplement that with our innovative thinking and we get a winning formula that helps our customers transform how everyday life is built. "

—Dr. Carlonda Reilly, Vice President and Chief Technology Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-5318

KENNAMETAL INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**25-0900168**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

525 William Penn Place
Suite 3300
Pittsburgh, Pennsylvania   **15219**

(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: **(412) 248-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Capital Stock, par value $1.25 per share	KMT	New York Stock Exchange
Preferred Stock Purchase Rights		New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 29, 2023, the aggregate market value of the registrant's Capital Stock held by non-affiliates of the registrant, estimated solely for the purposes of this Form 10-K, was approximately $961,400,000. For purposes of the foregoing calculation only, all directors and executive officers of the registrant and each person who may be deemed to own beneficially more than 5% of the registrant's Capital Stock have been deemed affiliates.

As of July 31, 2024, there were 77,900,791 shares of the Registrant's Capital Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III.

FORWARD-LOOKING INFORMATION

Statements and financial discussion and analysis contained herein and in the documents incorporated by reference herein that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For example, statements about Kennametal's expectations regarding future growth and any statements regarding future operating or financial performance or events are forward-looking. We have also included forward-looking statements in this Annual Report on Form 10-K ("Annual Report") concerning, among other things, our strategy, goals, plans and projections regarding our financial position, liquidity and capital resources, results of operations, market position, and product development. Any forward-looking statements are based on current knowledge, expectations and estimates that involve inherent risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, our actual results could vary materially from our current expectations. There are a number of factors that could cause our actual results to differ from those indicated in the forward-looking statements. They include: uncertainties related to changes in macroeconomic and/or global conditions, including as a result of increased inflation and Russia's invasion of Ukraine and the resulting sanctions on Russia, the conflict between Israel and Gaza; other economic recession; our ability to achieve all anticipated benefits of restructuring, simplification and modernization initiatives; Commercial Excellence growth initiatives, Operational Excellence initiatives, our foreign operations and international markets, such as currency exchange rates, different regulatory environments, trade barriers, exchange controls, and social and political instability, including the conflicts in Ukraine and Gaza; changes in the regulatory environment in which we operate, including environmental, health and safety regulations; potential for future goodwill and other intangible asset impairment charges; our ability to protect and defend our intellectual property; continuity of information technology infrastructure; competition; our ability to retain our management and employees; demands on management resources; availability and cost of the raw materials we use to manufacture our products; product liability claims; integrating acquisitions and achieving the expected savings and synergies; global or regional catastrophic events; demand for and market acceptance of our products; business divestitures; energy costs; commodity prices; labor relations; and implementation of environmental remediation matters. We provide additional information about many of the specific risks we face in the "Risk Factors" section of this Annual Report. We can give no assurance that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

PART I

ITEM 1 - BUSINESS

OVERVIEW With more than 85 years of materials expertise, Kennametal Inc. (the Company) is a global industrial technology leader, that helps customers across the Aerospace & Defense, Earthworks, Energy, General Engineering and Transportation end markets build their products with precision and efficiency. The Company was founded based on a tungsten carbide technology breakthrough in 1938 and was incorporated in Pennsylvania in 1943 as a manufacturer of tungsten carbide metal cutting tooling. In 1967, it was listed on the New York Stock Exchange (NYSE) with the stock ticker KMT.

The Company's core expertise includes the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and extreme wear applications to keep customers up and running longer against conditions such as corrosion and high temperatures. We bring together material science, technical expertise, innovation and customer service in a way that allows us to anticipate customers' needs and help them overcome problems and achieve their manufacturing objectives.

Our standard and custom product offering spans metal cutting and wear applications including turning, milling, hole making, tooling systems and services, as well as specialized wear components and metallurgical powders. End users of the Company's metal cutting products include manufacturers engaged in a diverse array of industries including: transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; and energy-related components for the oil and gas industry, as well as power generation. The Company's wear and metallurgical powders are used by producers and suppliers in equipment-intensive operations such as road construction, mining, quarrying, oil and gas exploration, refining, production and supply, and for aerospace and defense.

Unless otherwise specified, any reference to a "year" refers to our fiscal year ending on June 30. Unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

BUSINESS SEGMENT REVIEW Kennametal operates in two segments: Metal Cutting and Infrastructure. The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities, the manner in which we organize segments for making operating decisions and assessing performance and the availability of separate financial results. Sales and operating income by segment are presented in Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 of this Annual Report (MD&A). Additional segment data is provided in Note 21 of our consolidated financial statements set forth in Item 8 of this Annual Report.

METAL CUTTING The Metal Cutting segment develops and manufactures high performance tooling and metal cutting products and services and offers an assortment of standard and custom metal cutting solutions to diverse end markets, including Aerospace & Defense, General Engineering, Energy and Transportation. The products include milling, hole making, turning, threading and toolmaking systems used in the manufacture of airframes, aero engines, trucks and automobiles, ships and various types of industrial equipment. We leverage advanced manufacturing capabilities in combination with varying levels of customization to solve our customers' toughest challenges and deliver improved productivity for a wide range of applications. Metal Cutting markets its products under the Kennametal®, WIDIA®, WIDIA Hanita® and WIDIA GTD® brands through its direct sales force, a network of independent and national distributors, integrated supplier channels and digitally. Application engineers and technicians are critical to the sales process and directly assist our customers with specified product design, selection, application and support.

INFRASTRUCTURE Our Infrastructure segment produces engineered tungsten carbide and ceramic components, earth-cutting tools, and advanced metallurgical powders, primarily for the Aerospace & Defense, Energy, Earthworks and General Engineering end markets. These wear-resistant products include compacts, nozzles, frac seats and custom components used in oil and gas and petrochemical industries; rod blanks and abrasive water jet nozzles for general industries; earth cutting tools and systems used in underground mining, trenching and foundation drilling and road milling; tungsten carbide powders for the oil and gas, aerospace and process industries; high temperature critical wear components, tungsten penetrators and armor solutions for aerospace and defense; and ceramics used by the packaging industry for metallization of films and papers. We combine deep metallurgical and engineering expertise with advanced manufacturing capabilities, such as 3D printing, to deliver solutions that drive improved productivity for our customers. Infrastructure markets its products primarily under the Kennametal® brand and sells through a direct sales force as well as through distributors.

INTERNATIONAL OPERATIONS During 2024, we generated 60 percent of our consolidated sales in markets outside of the United States of America (U.S.), with principal international operations in Western Europe, China and India. We also operate manufacturing and distribution facilities in Israel, Latin America, South Africa and Vietnam, while serving customers through sales offices, agents and distributors in Europe and other parts of the world. While geographic diversification helps to minimize the sales and earnings effect of demand changes in any one particular region, our international operations are subject to normal risks of doing business globally, including fluctuations in currency exchange rates and changes in social, political and economic environments.

Our international sales and long-lived assets are presented in Note 21 of the Company's consolidated financial statements, set forth in Item 8 of this Annual Report. Further information about the effects and risks of currency exchange rates are presented in the Quantitative and Qualitative Disclosures About Market Risk section, set forth in Item 7A of this Annual Report.

ACQUISITIONS AND DIVESTITURES We continually evaluate new opportunities to expand into new market areas, and to introduce new and/or complementary product offerings into new or existing areas where appropriate. We expect to continue to grow our business and further enhance our market position through the investment opportunities that exist within our core businesses, including potential acquisitions in the near term. In 2024, the Company completed an immaterial business combination for total consideration of approximately $6.5 million. Goodwill of approximately $3.8 million was recorded in the Metal Cutting segment as a result of the acquisition.

RAW MATERIALS AND SUPPLIES Our major metallurgical raw materials consist of tungsten ore concentrates and scrap carbide, which are used to make tungsten oxide, as well as compounds and secondary materials such as cobalt. Although an adequate supply of these raw materials currently exists, our major sources for raw materials are located abroad and prices fluctuate at times. We exercise great care in selecting, purchasing and managing the availability of raw materials utilizing a mix of long-term supply agreements coupled with spot purchases. Additionally, our internal tungsten recycling capability provides us access to additional sources of tungsten, and therefore, helps to mitigate our reliance on third parties. We also purchase steel bars and forgings for making toolholders and other tool parts, as well as for producing mining tools, rotary cutting tools and accessories. We purchase products for use in manufacturing processes and for resale from thousands of suppliers located in the U.S. and abroad.

RESEARCH AND DEVELOPMENT (R&D) Our R&D efforts focus on delivering innovations to our customers from both new product and process technology development. New product development provides solutions to our customers' manufacturing challenges and productivity requirements. New process technology is developed and implemented in support of operational excellence to enhance product quality and efficiency at our plant sites. We use a disciplined framework, and have established "stage-gates," or sequential tests to remove inefficiencies and accelerate commercial success. This framework is designed to accelerate and streamline development into a series of actions and decision points, integrating resource tasks to implement new and enhanced products and process technologies faster. Our stage-gate process ensures a strong linkage between verified customer requirements and corporate strategy and enables us to gain the full benefits of our investment in development work.

We hold a number of patents and trademarks which, in the aggregate, are material to the operation of our businesses. The duration of our patent protection varies throughout the world by jurisdiction.

SEASONALITY Our business is affected by seasonal variations to varying degrees by summer road construction, traditional summer vacation shutdowns of customers' plants and holiday shutdowns that affect our sales levels during the first and second quarters of our fiscal year.

BACKLOG Our backlog of standard orders generally is not significant to our operations.

COMPETITION As one of the world's leading producers of tooling and metal cutting products, specialty wear-resistant components and ceramics, earth cutting tools and advanced metallurgical powders, we maintain a competitive position in major markets worldwide. We actively compete in the sale of all our products with several large global competitors and with many smaller niche businesses offering various capabilities to customers around the world. While several of our competitors are divisions of larger corporations, our industry remains largely fragmented, containing several hundred fabricators, toolmakers and niche specialty coating businesses. Many of our competitors operate relatively small facilities, producing a limited selection of tools while buying cemented tungsten carbide components from original producers of cemented tungsten carbide products, including Kennametal. We also supply coated solutions and other engineered wear-resistant products to both larger corporations and smaller niche businesses. Given the fragmentation, opportunities for consolidation exist from both U.S.-based and internationally-based firms, as well as among thousands of industrial supply distributors.

The principal competitive differentiators in our businesses include customer focused support and application expertise, custom and standard product innovation, product performance and quality, and our brand recognition. We derive competitive advantage from our premium brand positions, global presence, application expertise and ability to address unique customer needs with new and improved tools, innovative surface and wear-resistant solutions, highly engineered components, consistent quality, traditional and digital customer service and technical assistance capabilities, state-of-the-art manufacturing and multiple sales channels. With these strengths, we are able to sell products based on the value-added productivity we deliver to our customers, rather than competing solely on price.

REGULATION From time to time, we are a party to legal claims and proceedings that arise in the ordinary course of business, which may relate to our operations or assets, including real, tangible or intellectual property assets. While we currently believe that the amount of ultimate liability, if any, we may face with respect to these actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur or if protracted litigation were to ensue, the effect on us could be material.

Compliance with government laws and regulations pertaining to the discharge of materials or pollutants into the environment or otherwise relating to the protection of the environment did not have a material effect on our capital expenditures or competitive position for the years covered by this Annual Report, nor is such compliance expected to have a material effect on us in the future.

The operation of our business has exposed us to certain liabilities and compliance costs related to environmental matters. We are involved in various environmental cleanup and remediation activities at certain sites associated with our current or former operations.

We establish and maintain accruals for estimated liabilities associated with certain environmental matters. As of June 30, 2024 and 2023, the balances of these accruals were $11.0 million and $12.0 million, respectively. These accruals represent anticipated costs associated with the remediation of these issues and are generally not discounted.

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. The likelihood of a loss with respect to a particular environmental matter is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. When a material loss contingency is probable but a reasonable estimate cannot be made, or when a material loss contingency is at least reasonably possible, disclosure is provided. The accruals we have established for estimated environmental liabilities represent our best current estimate of the probable and reasonably estimable costs of addressing identified environmental situations, based on our review of currently available evidence, and taking into consideration our prior experience in remediation and that of other companies, as well as public information released by the United States Environmental Protection Agency (USEPA), other governmental agencies and by the Potentially Responsible Party (PRP) groups in which we are participating. The accrued liabilities for all environmental concerns could change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government or the courts on these matters.

Among other environmental laws, we are subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), under which we have been identified by the USEPA or other third party as a PRP with respect to environmental remedial costs at certain Superfund sites. We have evaluated our claims and estimated liability associated with these sites based upon the best information currently available to us. We believe our environmental accruals are adequate to cover our portion of the environmental remedial costs at the sites where we have been designated a PRP, to the extent these expenses are probable and reasonably estimable.

HUMAN CAPITAL RESOURCES

Employee Profile

We employed 8,447 people, including approximately 8,400 full-time employees, as of June 30, 2024. Approximately 2,700 employees were located in the U.S. and 5,700 were located in other parts of the world, principally Germany, India and China. As of June 30, 2024, approximately 2,300 of our employees were represented by labor unions. We consider our labor relations to be generally good.

Diversity and Inclusion

We value diversity in all forms and are fully committed to inclusion in the workplace.

We continue to deploy our strategy and supporting infrastructure to elevate and advance diversity and inclusion (D&I) across our global organization and instill accountability for our performance. Our D&I initiatives are guided by our D&I Steering Team, which was formed in fiscal 2023. The Steering Team is led by four senior executives who are responsible for one of our D&I strategic pillars – awareness, acquisition, development and community.

Our D&I strategy is also championed by the Global Inclusion Council, which consists of cross-functional global leaders. Four regional inclusion councils covering the Americas, Asia Pacific, EMEA and India execute the strategies and provide a global perspective. We track key metrics to monitor the progress of our D&I strategy and goals, focusing on diverse representation and identifying areas for improvement across all levels of the organization.

As part of our awareness initiatives in 2024, we continued to enhance the D&I sections of the Company's intranet and intend to redesign our external website in 2025. We expanded our Employee Resource Groups (ERGs) to foster communication and mentorship among diverse groups within the Company. We currently have five official ERGs; Women at Work (W@W) in the Americas, the Women's Excellence Forum in India, the Women's Business Council in EMEA, the Black Excellence Network (BXN), focused on supporting our Black and African American employees in the Americas, and the Different Abilities ERG in EMEA, supporting employees with disabilities in Germany. We expect to launch additional ERGs in the future and have developed a toolkit to help ERGs set goals aligned with our business objectives.

BXN hosted an educational, month-long celebration of Black History Month in February 2024 that all employees had an opportunity to engage in through our internal social media platform. Our facilities around the world held events in March 2024 to celebrate Women's History Month and International Women's Day; recognizing the achievements of female colleagues and participating in activities and discussions. Lastly, we incorporated global recognition and educational opportunities for Mental Health Awareness Month in May 2024, reinforcing our ongoing commitment to the well-being of our employees.

We continue to focus globally on increasing the number of women in professional roles. The tables below show the percentage of our employees who are women and the percentage of leadership roles at the Company held by women as of the dates indicated.

Number of Employees

| | Female | | Male | | |
As of June 30,	Number	Percent	Number	Percent	Total
2024	1,572	18.6 %	6,875	81.4 %	8,447
2023	1,623	18.6	7,116	81.4	8,739

Women in Leadership Roles (in percentages)

As of June 30,	Board of Directors	Executive	Senior Leadership	Senior Management
2024	20.0 %	50.0 %	20.8 %	18.0 %
2023	20.0	42.9	23.1	18.8

Health and Safety

Safety, including the health of our employees and contractors, is one of our core values and a priority across our global operations. We are committed to developing a world-class health and safety culture aimed at achieving zero injuries and illnesses. The long-term vision to achieving our world-class health and safety culture is formalized and communicated in our Environmental, Health and Safety (EHS) Roadmap that consists of four focus areas – fatality and serious injury (FSI) prevention, incident prevention, leadership development and culture and environmental compliance and sustainability.

The Company uses our EHS Management System, including an extensive list of apps, to enable streamlined collection, tracking and dissemination of key data related to our EHS standards and requirements. Along with each standard, we have developed a self-assessment used to evaluate performance and develop action plans for advancing on the EHS Roadmap.

In 2024, we continued to achieve positive results in proactive risk identification and closure programs which drive our culture of eliminating hazards prior to potential incidents. Our total recordable incident rate (TRIR) performance was 0.34 in 2024 compared to 0.42 in 2023.

Employee Development and Training

For the Company to grow, our employees must grow and develop continuously. We offer learning and development opportunities for all employees. In 2024, this included training for senior, mid-level and emerging leaders in role- and function-specific skills, such as change management, process improvement and sales training. We also offered our operational employees technical training through the Kennametal Knowledge Center.

Supporting our learning and development efforts is our OneTeam learning management system (LMS). Available in multiple languages, OneTeam offers more than 5,000 online courses in an easy-to-use interface. Throughout 2024, over 3,400 employees accessed the LMS and completed over 14,500 courses. Training is offered to our employees in many different formats. Although not all training hours are tracked through OneTeam, over 10,200 hours of completed training were recorded in the system during 2024.

Compensation and Benefits

The Company offers competitive compensation and benefits packages to build a qualified and motivated workforce and to meet their health and wellness needs. Our overall executive compensation philosophy is designed to attract, incentivize and retain high-performing talent. Executive compensation includes a mix of base salary, annual cash-based incentives under our Annual Incentive Plan (AIP) and our equity-based Long-Term Incentive Plan (LTIP).

The AIP, which is based on the Company's achievement of short-term financial and strategic goals, includes important Environmental, Social and Governance (ESG) goals for all executive leadership team members and other key senior leaders. These goals are tied to worker safety and D&I and represent an important step in advancing accountability on ESG strategies.

Employee Engagement

To measure the effectiveness of our employee engagement strategy, we track key performance indicators such as our voluntary turnover rate. Our voluntary turnover rate was 7.9 percent in 2024 compared to 8.1 percent in 2023. We also conduct annual "Be Heard" employee engagement surveys to gather input and feedback on a wide range of categories including teamwork, diversity and inclusion, health and safety, ethical behavior and decision-making. We use the survey results, which are shared with employees, to refine employee engagement programs and develop new initiatives. In our most recent survey launched in April 2024, we had a response rate of 82 percent and showed improvement in engagement scores across our global production and professional workforce. Our average engagement score was 71 in 2024, up from 69 in 2023.

AVAILABLE INFORMATION Our internet address is www.kennametal.com. On the SEC Filings page of our website, which is accessible under the "About Us" tab, under Investor Relations and then the "Financials" tab, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our annual reports on Form 10-K, our annual proxy statements, our annual conflict minerals disclosure and reports on Form SD, our annual reports on Form 11-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. The SEC Filings page of our website also includes Forms 3, 4 and 5 filed pursuant to Section 16(a) of the Exchange Act. All filings posted on our SEC Filings page are available to be viewed on our website free of charge. On the Corporate Governance page of our website, which is accessible under the "About Us" tab, under Investor Relations, we post the following charters and guidelines: Audit Committee Charter, Compensation and Human Capital Committee Charter, Nominating/Corporate Governance Committee Charter, Kennametal Inc. Corporate Governance Guidelines and Kennametal Inc. Stock Ownership Guidelines. On the Ethics and Compliance page of our website, which is under the "About Us" tab, we post our Code of Conduct. All charters and guidelines posted on our website are available to be viewed free of charge. Information contained on our website is not part of this Annual Report or our other filings with the SEC. Copies of this Annual Report and those items disclosed on the Corporate Governance and Ethics and Compliance pages of our website are available without charge upon written request to: Investor Relations, Kennametal Inc., 525 William Penn Place, Suite 3300, Pittsburgh, Pennsylvania 15219-2706. The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Kennametal that file electronically with the SEC.

RISK FACTORS

This section describes material risks to our business that are currently known to us. Our business, financial condition or results of operations may be materially affected by a number of factors. Our management regularly monitors the risks inherent in our business, with input from our Enterprise Risk Management process. In addition to real time monitoring, we periodically conduct a formal enterprise-wide risk assessment to identify factors and circumstances that might present significant risk to the Company. Many of these risks are discussed throughout this report. The risks below, however, are not exhaustive. We operate in a rapidly changing environment. Other risks that we currently believe to be immaterial could become material in the future. We are also subject to legal and regulatory changes. New factors could emerge, and it is not possible to predict the outcome of all such risk factors on our business, financial condition or results of operations. The following discussion details the material risk factors and uncertainties that we believe could cause Kennametal's actual results to differ materially from those projected in any forward-looking statements.

Global Operational Risks:

Russia's invasion of Ukraine, the sanctions and actions taken against Russia and Russia's response to such actions could adversely affect our business. The Russian invasion of Ukraine in February 2022 and the resulting sanctions and actions taken against Russia by the United States, Canada, the European Union and other countries have restricted our ability to sell certain products in Russia and Ukraine. In 2022, the Company ceased operations in Russia and subsequently decided to liquidate its legal entity in Russia which is expected to be completed in 2025. A significant escalation or expansion of the conflict beyond its current geographic, political and economic scope and scale could have a material adverse effect on our business, results of operations and financial condition and could exacerbate other risks. Such risks include, but are not limited to: an energy shortage in Europe as Russia has limited natural gas and other supplies into Europe, an increase in the frequency and severity of the cybersecurity threats we and various third parties with whom we do business experience, unfavorable changes in exchange rates, further shortages, delivery delays and price inflation in a wide variety of raw materials and components, widespread reductions in customer demand and increased logistical challenges.

Public health threats or outbreaks of communicable diseases could have a material adverse effect on our operations and financial results. We face risks related to public health threats or outbreaks of communicable diseases. A widespread healthcare crisis, such as an outbreak of a communicable disease could adversely affect the global economy and our business, our suppliers and our customers' ability to conduct business for an indefinite period of time. For example, the global Coronavirus Disease 2019 (COVID-19) pandemic negatively affected the global economy, disrupted financial markets, international trade, impacted qualified personnel availability, and significantly affected global supply chains, all of which had an effect on the Company and our end markets. The extent to which our business may be affected by public health threats or outbreaks in the future will depend on a variety of factors, many of which are outside of our control, including the duration of a pandemic or outbreak, impacts on economic activity, and the possibility of recession or financial market instability.

Downturns in the business cycle could adversely affect our sales and profitability. Our business has historically been cyclical and subject to significant effect from economic downturns. Global economic downturns coupled with global financial and credit market disruptions have had a negative effect on our sales and profitability historically. These events could contribute to weak end markets, a sharp drop in demand for our products and services, higher energy costs and commodity prices, and higher costs of borrowing and/or diminished credit availability. Although we believe that the long-term prospects for our business remain positive, we are unable to predict the future course of industry variables or the strength and pace or sustainability of economic development.

Our international operations pose certain risks that may adversely affect sales and earnings. We have manufacturing operations and assets located outside of the U.S., including but not limited to those in Western Europe, Brazil, Canada, China, India, Israel, South Africa and Vietnam. We also sell our products to customers and distributors located outside of the U.S. During the year ended June 30, 2024, 60 percent of our consolidated sales were derived from non-U.S. markets. These international operations are subject to a number of special risks, in addition to the risks that affect our domestic operations, including currency exchange rate fluctuations, differing protections of intellectual property, trade barriers, exchange controls, regional economic uncertainty, overlap of different tax regimens, differing (and possibly more stringent) labor regulations, labor unrest, risk of governmental expropriation, domestic and foreign customs and tariffs, current and changing regulatory environments (including, but not limited to, the risks associated with the importation and exportation of products and raw materials), risk of failure of our foreign employees to comply with both U.S. and foreign laws, including antitrust laws, trade regulations and the Foreign Corrupt Practices Act, difficulty in obtaining distribution support, difficulty in staffing and managing widespread operations, differences in the availability and terms of financing, social and political instability and unrest and risks of increased taxes and/or adverse tax consequences. Also, in some foreign jurisdictions, we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. To the extent we are unable to effectively manage our international operations and these risks, our international sales may be adversely affected, we may be subject to additional and unanticipated costs, and we may be subject to litigation or regulatory action. As a consequence, our business, financial condition and results of operations could be seriously harmed.

Additional tax expense or exposures could affect our financial condition and results of operations. We are subject to various taxes in the U.S. and numerous other jurisdictions. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings between U.S. and non-U.S. jurisdictions or among jurisdictions with differing statutory tax rates, changes in tax laws or treaties, or in their application or interpretation, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings indefinitely reinvested in certain non-U.S. jurisdictions, and the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.

Implementation of tariffs and changes to or uncertainties related to tariffs and trade agreements could adversely affect our business. The U.S. government has imposed tariffs on certain foreign goods from a variety of countries and regions, most notably China, that it perceives as engaging in unfair trade practices, and previously raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods from other countries. In response, many of these foreign governments have imposed retaliatory tariffs on goods that their countries import from the U.S. Uncertainties with respect to tariffs, trade agreements or any potential trade wars could negatively affect the global economy and could affect demand for our products and could have a material adverse effect on our financial condition, results of operations and cash flows. Changes in tariffs and trade barriers could also result in adverse changes in the cost and availability of our raw materials, and our ability to manufacture globally to support global sales which could lead to increased costs that we may not be able to effectively pass on to customers, each of which could materially adversely affect our operating margins, results of operations and cash flows.

Natural disasters or other global or regional catastrophic events could disrupt our operations and adversely affect results. Despite our concerted effort to minimize risk to our production capabilities and corporate information systems and to reduce the effect of unforeseen interruptions to us through business continuity planning, we still may be exposed to interruptions due to catastrophe, natural disaster, pandemic, terrorism or acts of war, which are beyond our control. Disruptions to our facilities or systems, or to those of our key suppliers, could also interrupt operational processes and adversely affect our ability to manufacture our products and provide services and support to our customers. As a result, our business, our results of operations, financial position, cash flows and stock price could be adversely affected.

Changes in the regulatory environment, including environmental, health and safety regulations, could subject us to increased compliance and manufacturing costs, which could have a material adverse effect on our business.

Health and safety regulations. Certain of our products contain hard metals, including tungsten and cobalt. Hard metal dust is being studied for potential adverse health effects by organizations in several regions throughout the world, including the U.S., Europe and Japan. Future studies on the health effects of hard metals may result in our products being classified as hazardous to human health, which could lead to new regulations in countries in which we operate that may restrict or prohibit the use of, and/or exposure to, hard metal dust. New regulation of hard metals could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

Environmental regulations. We are subject to various environmental laws, and any violation of, or our liabilities under, these laws could adversely affect us. Our operations necessitate the use and handling of hazardous materials and, as a result, we are subject to various federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. These laws impose penalties, fines and other sanctions for noncompliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup or other costs or damages under these laws. We may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted in the future, these laws could have a material adverse effect on our business, financial condition and results of operations.

Regulations affecting the mining and drilling industries, utilities industry or the use of fossil fuels. Some of our principal customers are mining and drilling companies that supply coal, oil, gas or other fuels as a source of energy to utility companies or for transportation. The operations of these mining and drilling companies are geographically diverse and are subject to or affected by a wide array of regulations in the jurisdictions where they operate. As a result of changes in regulations and laws relating to these industries, including, without limitation, actions to limit or reduce greenhouse gas emissions from the use of fossil fuels, our customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with these regulations may also induce customers to discontinue or limit their operations and may discourage companies from developing new opportunities. As a result of these factors, demand for our mining- and drilling-related products could be substantially affected by regulations adversely affecting the mining and drilling industries or altering the fuel choices of utilities or in transportation. Our principal customers also include transportation original equipment manufacturers and tier suppliers engaged in the production of internal combustion engines. As a result of breakthrough technologies, changing consumer preferences or regulations designed to limit or reduce greenhouse gas emissions from the use of fossil fuels in transportation, demand for our products could be negatively affected.

Climate change and resulting legal or regulatory responses. Th**e**re is growing concern that a gradual increase in global average temperatures may cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Such climate change may impair our production capabilities, disrupt our supply chain or impact demand for our products. Growing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business, financial condition and results of operations.

Product liability claims could have a material adverse effect on our business. The sale of metal cutting, mining, highway construction and other tools and related products as well as engineered components and advanced materials entails an inherent risk of product liability claims. We cannot give any assurances that the coverage limits of our insurance policies will be adequate or that our policies will cover any particular loss. Insurance can be expensive, and we may not always be able to purchase insurance on commercially acceptable terms, if at all. Claims brought against us that are not covered by insurance or that result in recoveries in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Business Strategy Risks:

Our restructuring efforts may not have the intended effects. We have implemented restructuring and other actions to reduce structural costs, improve operational efficiency and position the Company for long-term profitable growth. However, there is no assurance that these efforts, or that any other actions that we have taken or may take in the future, will be sufficient to counter any future economic or industry disruptions. We cannot provide assurance that we will not incur future restructuring charges or impairment charges, or that we will achieve all of the anticipated benefits from the restructuring actions we have taken or plan to take in the future.

We may not be able to complete, manage or integrate acquisitions successfully. We may evaluate acquisition opportunities that have the potential to strengthen or expand our business. We can give no assurances, however, that any acquisition opportunities will arise or if they do, that they will be consummated, or that additional financing, if needed, will be available on satisfactory terms. In addition, acquisitions involve inherent risks that the businesses acquired will not perform in accordance with our expectations. We may not be able to achieve the synergies and other benefits we expect from the integration of acquisitions as successfully or rapidly as projected, if at all. Our failure to consummate an acquisition or effectively integrate newly acquired operations could prevent us from realizing our expected strategic growth and rate of return on an acquired business and could have a material and adverse effect on our results of operations and financial condition.

Impairment of goodwill could result in a negative effect on our financial condition and results of operations. At June 30, 2024, goodwill totaled $271.6 million, or 11 percent of our total assets. Goodwill results from acquisitions, representing the excess of cost over the fair value of the net tangible and other identifiable intangible assets we have acquired. We assess at least annually whether there has been impairment in the value of our goodwill. If future operating performance at our Metal Cutting reporting unit were to fall significantly below current levels, we could record, under current applicable accounting rules, a non-cash impairment charge for goodwill. Any determination requiring the impairment of a significant portion of goodwill would negatively affect our financial condition and results of operations.

Our continued success depends on our ability to protect and defend our intellectual property. Our future success depends in part upon our ability to protect and defend our intellectual property. We rely principally on nondisclosure agreements and other contractual arrangements and trade secret laws and, to a lesser extent, trademark and patent laws, to protect our intellectual property. However, these measures may be inadequate to protect our intellectual property from infringement by others or prevent misappropriation of our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do U.S. laws. If one of our patents is infringed upon by a third party, we may need to devote significant time and financial resources to defend our rights with respect to such patent. We may not be successful in defending our patents. Similarly, while we do not knowingly infringe on the patents, copyrights or other intellectual property rights of others, we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us, and we may not be successful in defending our position or negotiating alternative remedies. Our inability to protect our proprietary information and enforce or defend our intellectual property rights in proceedings initiated by us or brought against us could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain our qualified management and employees, our business may be negatively affected. Our ability to provide high quality products and services depends in part on our ability to retain our skilled personnel in the areas of management, product engineering, servicing and sales. Competition for such personnel is intense, and our competitors can be expected to attempt to hire our management and skilled employees from time to time. In addition, our restructuring activities and strategies for growth have placed, and are expected to continue to place, increased demands on our management's skills and resources. If we are unable to retain our management team and professional personnel, our customer relationships and level of technical expertise could be negatively affected, which may materially and adversely affect our business.

Any interruption of our workforce, including interruptions due to our restructuring initiatives, unionization efforts, changes in labor relations or shortages of appropriately skilled individuals could affect our business.

We operate in a highly competitive environment. Our domestic and foreign operations are subject to significant competitive pressures. We compete directly and indirectly with other manufacturers and suppliers of metal cutting tools, engineered components and advanced materials. Some of our competitors are larger than we are and may have greater access to financial resources or be less leveraged than us. In addition, the industry in which our products are used is a large, fragmented industry that is highly competitive.

Cybersecurity Risks:

Failure of, or a breach in security of, our information technology systems could adversely affect our business. We rely on information technology infrastructure (both on-premises and third-party managed) to achieve our business objectives. Despite security measures taken by us, our information technology systems may be vulnerable to computer viruses or attacks by hackers or breached due to employee error, supplier error, programming errors, malfeasance or other disruptions. Any disruption of our infrastructure could negatively affect our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on business in the normal course. Any disruption could cause us to lose customers or revenue and could require us to incur significant expense to remediate. Increased global information technology threats, vulnerabilities, and a rise in sophisticated and targeted international computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Any such breach in security could expose the Company and its employees, customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes, litigation and operational disruptions, which in turn could adversely affect the Company's reputation, competitive position, business or results of operations.

In addition, we could be subject to liability if confidential information relating to customers, employees, vendors and the extended supply chain or other parties is misappropriated from our computer system. We cannot assure that our ongoing focus on system improvements will be sufficient to prevent or limit the damage from any cyber-attack or network disruption. We do not believe we have been the target of a material successful cyber-attack.

Raw Material Risks:

Our future operating results may be affected by fluctuations in the prices and availability of raw materials. The raw materials we use for our products include tungsten ore concentrates and scrap carbide, which are used to make tungsten oxide, as well as compounds and secondary materials such as cobalt. We also purchase steel bars and forgings for making toolholders and other tool parts, as well as for producing mining tools, rotary cutting tools and accessories. A significant portion of our raw materials is supplied by sources outside of the U.S. The raw materials extraction industry is highly cyclical and at times pricing and supply can be volatile due to a number of factors beyond our control, including natural disasters, pandemics or public health issues, general economic and political conditions, labor costs, competition, import duties, tariffs and currency exchange rate fluctuations. This volatility can significantly affect our raw material costs. In an environment of increasing raw material prices, competitive conditions can affect how much of these price increases we can recover in the form of higher sales prices for our products. To the extent we are unable to pass on any raw material price increases to our customers, our profitability could be adversely affected. Furthermore, restrictions in the supply of tungsten, cobalt and other raw materials could adversely affect our operating results. If the prices for our raw materials increase or we are unable to secure adequate supplies of raw materials on favorable terms, our profitability could be impaired. If the prices for our raw materials decrease, we could face product pricing challenges.

Capital and Credit-Related Risks:

Restrictions contained in our revolving credit facility and other debt agreements may limit our ability to incur additional indebtedness. Our existing revolving credit facility and other debt agreements (each a "Debt Facility" and collectively, "Debt Facilities") contain restrictive covenants, including restrictions on our ability to incur indebtedness. These restrictions could limit our ability to effectuate future acquisitions, limit our ability to pay dividends, limit our ability to make capital expenditures or restrict our financial flexibility. Our revolving credit facility contains covenants requiring us to achieve certain financial and operating results and maintain compliance with a specified financial ratio. Our ability to meet the financial covenant or requirements in our revolving credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratio, tests or other restrictions contained in a Debt Facility could result in an event of default under one or more of our other Debt Facilities. Upon the occurrence of an event of default under a Debt Facility, and the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under one or more of our other Debt Facilities, together with accrued interest, to be immediately due and payable. If this were to occur, our assets may not be sufficient to fully repay the amounts due under our Debt Facilities or our other indebtedness.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 1C – CYBERSECURITY

Risk Management and Strategy

We assess, identify and manage cybersecurity risks through a structured process. We rely on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework to guide our approach; covering risk identification, analysis, prioritization and treatment. We continuously monitor and mitigate identified risks, particularly those deemed significant to the Company, including, but not limited to: operational risk (i.e., disruption of business operations); intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, which are tracked through our enterprise risk management program.

We closely oversee risks associated with using third-party service providers. This involves evaluating their adherence to our security requirements, conducting technical assessments, monitoring their operational performance and establishing incident reporting protocols when our information is impacted by cyber incidents.

Despite our efforts, we acknowledge the potential impact of cyber threats on our operations and business. While the Company has not experienced any significant risks from cyber threats to date, we recognize the potential consequences, including operational disruptions, legal costs, damage to our reputation and financial impacts. We remain vigilant and proactive in managing these risks. We deploy state-of-the-art technologies and services to help us identify and respond to security incidents, manage a 24/7 Security Operations Center and regularly test our preparedness for cyber incidents. These efforts enable us to effectively recognize and respond to low-impact incidents, avoiding their escalation to more problematic situations.

Governance

The Board of Directors of the Company maintains oversight of cybersecurity risks, ensuring the effectiveness of our risk management processes. The Audit Committee is specifically tasked with monitoring cybersecurity risks, evaluating our approach to cybersecurity, assessing emerging threats and ensuring appropriate measures are in place to mitigate risks.

Management, led by the Chief Information Security Officer (the "CISO"), plays a crucial role in assessing and managing cybersecurity risks. The CISO holds a Master of Science in Information Security and Assurance along with other technical certifications, has over 20 years of experience in cybersecurity and has extensive experience managing cybersecurity programs in multinational manufacturing companies. The IT Risk Management Committee, under guidance of the CISO, oversees the assessment and mitigation of identified risk. Regular reporting mechanisms keep the Board of Directors of the Company informed about our cybersecurity posture and emerging risks; enabling informed decision-making regarding cybersecurity strategy and resource allocation.

ITEM 2 – PROPERTIES

Our principal executive offices are located at 525 William Penn Place, Suite 3300, Pittsburgh, Pennsylvania, 15219. We also have corporate offices in Neuhausen, Switzerland, Bangalore, India and Singapore. Our technology center is located at 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania, 15650. A summary of our principal manufacturing facilities and other materially important properties is as follows:

Location	Owned/Leased	Principal Products	MC[1]	INF[2]
United States:				
Gurley, Alabama	Owned	Metallurgical Powders		X
Huntsville, Alabama	Owned	Metallurgical Powders		X
Rogers, Arkansas	Owned/Leased	Carbide Products, Pelletizing Die Plates and Downhole Drilling Carbide Components		X
Goshen, Indiana	Leased	Powders; Welding Rods, Wires and Machines		X
New Albany, Indiana	Leased	High Wear Coating for Steel Parts		X
Greenfield, Massachusetts	Owned	High-Speed Steel Taps	X	
Traverse City, Michigan	Owned	Wear Parts		X
Fallon, Nevada	Owned	Metallurgical Powders		X
Asheboro, North Carolina	Owned	Carbide Round Tools	X	
Henderson, North Carolina	Owned	Metallurgical Powders		X
Roanoke Rapids, North Carolina	Owned	Metal Cutting Inserts	X	
Cleveland, Ohio	Leased	Distribution	X	
Orwell, Ohio	Owned	Metal Cutting Inserts	X	
Solon, Ohio	Owned	Metal Cutting Toolholders	X	
Whitehouse, Ohio	Owned/Leased	Metal Cutting Inserts and Round Tools	X	
Bedford, Pennsylvania	Owned/Leased	Mining and Construction Tools, Wear Parts and Distribution		X
La Vergne, Tennessee	Owned	Metal Cutting Inserts	X	
New Market, Virginia	Owned	Metal Cutting Toolholders	X	
International:				
La Paz, Bolivia	Owned	Tungsten Concentrate		X
Indaiatuba, Brazil	Leased	Metal Cutting Carbide Drills and Toolholders	X	
Belleville, Canada	Owned	Casting Components, Coatings and Powder Metallurgy Components		X
Victoria, Canada	Owned	Wear Parts		X
Fengpu, China	Owned	Intermetallic Composite Ceramic Powders and Parts		X
Shanghai, China	Owned	Powders, Welding Rods and Wires and Cast Components		X
Shanghai, China	Leased	Distribution	X	
Tianjin, China	Owned	Metal Cutting Inserts, Carbide Round Tools and Metallurgical Powders	X	X
Xuzhou, China	Leased	Mining Tools		X
Ebermannstadt, Germany	Owned	Metal Cutting Inserts	X	
Essen, Germany	Owned/Leased	Metal Cutting Inserts	X	
Königsee, Germany	Leased	Metal Cutting Carbide Drills	X	
Mistelgau, Germany	Owned	Wear Parts and Metallurgical Powders		X
Nabburg, Germany	Owned	Metal Cutting Toolholders and Metal Cutting Round Tools, Drills and Mills	X	
Schongau, Germany	Owned	Ceramic Vaporizer Boats		X
Vohenstrauss, Germany	Owned	Metal Cutting Carbide Drills	X	
Bangalore, India	Owned	Metal Cutting Inserts, Toolholders and Wear Parts	X	X
Shlomi, Israel	Owned	High-Speed Steel and Carbide Round Tools	X	
Zory, Poland	Leased	Metal Cutting Carbide Drills	X	
Boksburg, South Africa	Leased	Mining and Construction Conicals		X

Location	Owned/Leased	Principal Products	Primary Segment MC[1]	INF[2]
Barcelona, Spain	Leased	Metal Cutting Tools	X	
Kingswinford, United Kingdom	Leased	Distribution	X	
Newport, United Kingdom	Owned	Intermetallic Composite Powders		X
Hanoi, Vietnam	Owned/Leased	Carbide and PCD Round Tools	X	

[1] Metal Cutting segment

[2] Infrastructure segment

We also have a network of customer service centers located throughout North America, Europe, India, Asia Pacific and Latin America, a significant portion of which are leased. The majority of our research and development efforts are conducted at our technology center located in Latrobe, Pennsylvania, U.S., as well as at our facilities in Rogers, Arkansas, U.S.; Fürth, Germany and Bangalore, India.

We use all of our significant properties in the businesses of powder metallurgy, tools, tooling systems, engineered components and advanced materials. Our production capacity is adequate for our present needs. We believe that our properties have been adequately maintained, are generally in good condition and are suitable for our business as presently conducted.

ITEM 3 - LEGAL PROCEEDINGS

The information set forth in Part I, Item 1, of this Annual Report under the caption "Regulation" is incorporated by reference into this Item 3. From time to time, we are party to legal claims and proceedings that arise in the ordinary course of business, which may relate to our operations or assets, including real, tangible or intellectual property assets. Although we currently believe that the amount of ultimate liability, if any, we may face with respect to these actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur or if protracted litigation were to ensue, the effect on us could be material.

ITEM 4 - MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference into this Part I is the information set forth in Part III, Item 10 of this Annual Report under the caption "Information About Our Executive Officers."

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our capital stock is traded on the New York Stock Exchange under the symbol "KMT." The number of shareholders of record as of July 31, 2024 was 1,252.

The information incorporated by reference into Part III, Item 12 of this Annual Report from our 2024 Proxy Statement under the heading "Equity Compensation Plans – Equity Compensation Plan Information" is hereby incorporated by reference into this Item 5.

PERFORMANCE GRAPH

The following graph compares cumulative total shareholder return on our capital stock with the cumulative total shareholder return on the common stock of the companies in the Standard & Poor's Mid-Cap 400 Market Index (S&P Midcap 400), the Standard & Poor's 400 Capital Goods (S&P 400 Capital Goods), the Standard & Poor's Global 1200 Industrials Index (S&P Global 1200 Industrials), the Standard & Poor's Composite 1500 Index (S&P Composite 1500) and the peer group of companies determined by us (New Peer Group and Old Peer Group) for the period from July 1, 2019 to June 30, 2024.

In fiscal 2024, we established a New Peer Group in order to align with how we evaluate our executive compensation, and we believe this group is representative of Kennametal's peers. We have included both this New Peer Group as well as the Old Peer Group in the comparisons below.

The New Peer Group consists of the following companies: Alamo Group, Inc.; Barnes Group Inc.; Carpenter Technologies; Crane Co.; Curtiss-Wright Corporation; EnPro Industries, Inc.; ESAB Corporation; Flowserve Corporation; Franklin Electric; Graco Inc.; ITT Inc.; Lincoln Electric Holdings, Inc.; Mueller Water Products, Inc.; Nordson Corporation; Simpson Manufacturing Co., Inc.; SPX Corporation; The Timken Company; Watts Water Technologies, Inc.; Woodward, Inc.; and Zurn Water Solutions Corporation.

The Old Peer Group consists of the following companies: Alamo Group, Inc., Altra Industrial Motion Corp.; Barnes Group Inc.; Carpenter Technologies, Crane Co., Crane NXT Co.; Curtiss-Wright Corporation; Enovis Corp.; EnPro Industries, Inc.; Flowserve Corporation; Franklin Electric; Graco Inc.; ITT Inc.; Lincoln Electric Holdings, Inc.; Nordson Corporation; Simpson Manufacturing Co., Inc.; SPX Corporation; The Timken Company; Watts Water Technologies, Inc.; Woodward, Inc.; and Zurn Water Solutions Corporation.



Comparison of 5 - Year Cumulative Total Return

Assumes $100 Invested on July 1, 2019 and All Dividends Reinvested

Assumes $100 Invested on July 1, 2019 and All Dividends Reinvested

	2019	2020	2021	2022	2023	2024
Kennametal	$ 100.00	$ 79.80	$ 102.15	$ 67.68	$ 85.23	$ 72.93
New Peer Group Index	100.00	91.67	137.77	114.87	164.47	192.78
Old Peer Group Index	100.00	90.70	138.55	112.19	163.01	187.35
S&P Composite 1500 Index	100.00	106.08	150.76	134.15	159.96	197.59
S&P Midcap 400	100.00	93.30	142.98	122.05	143.54	163.02
S&P 400 Capital Goods	100.00	93.81	152.98	125.37	183.45	217.73
S&P Global 1200 Industrials	100.00	92.82	135.71	111.83	142.87	164.05

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
April 1 through April 30, 2024	1,433	$ 24.84	—	$ 221,900,000
May 1 through May 31, 2024	501,493	25.76	498,958	208,900,000
June 1 through June 30, 2024	413,471	24.95	358,256	200,000,000
Total	916,397	$ 25.39	857,214	

[1] During the current period, 1,682 shares were purchased on the open market on behalf of Kennametal to fund the Company's dividend reinvestment program. Also, during the current period, employees delivered 57,501 shares of restricted stock to Kennametal, upon vesting, to satisfy tax withholding requirements.

[2] On July 27, 2021, the Board of Directors of the Company approved a share repurchase program authorizing the Company to purchase up to $200 million of the Company's common stock over a three-year period outside of the Company's dividend reinvestment program. The initial share repurchase program was completed as of June 30, 2024. In February 2024, the Board of Directors of the Company authorized an additional $200 million, three-year share repurchase program that is in place for fiscal 2025.

UNREGISTERED SALES OF EQUITY SECURITIES

None.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related financial statement notes included in Item 8 of this Annual Report. Unless otherwise specified, any reference to a "year" is to our fiscal year ended June 30. Additionally, when used in this Annual Report, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

OVERVIEW Kennametal Inc. was founded based on a tungsten carbide technology breakthrough in 1938. The Company was incorporated in Pennsylvania in 1943 as a manufacturer of tungsten carbide metal cutting tooling and was listed on the New York Stock Exchange (NYSE) in 1967. With more than 85 years of materials expertise, the Company is a global industrial technology leader, helping customers across Aerospace & Defense, Earthworks, Energy, General Engineering and Transportation manufacture with precision and efficiency. This expertise includes the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and extreme wear applications to keep customers up and running longer against conditions such as corrosion and high temperatures.

Our standard and custom product offering spans metal cutting and wear applications including turning, milling, hole making, tooling systems and services, as well as specialized wear components and metallurgical powders. End users of the Company's metal cutting products include manufacturers engaged in a diverse array of industries including: the manufacturers of transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; and energy-related components for the oil and gas industry, as well as power generation. The Company's wear and metallurgical powders are used by producers and suppliers in equipment-intensive operations such as road construction, mining, quarrying, oil and gas exploration, refining, production and supply, and for aerospace and defense.

Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations (the MD&A), we refer to measures used by management to evaluate performance. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), including organic sales growth (decline), constant currency regional sales growth (decline) and constant currency end market sales growth (decline). The explanation at the end of the MD&A provides the definition of these non-GAAP financial measures as well as details on their use and a reconciliation to the most directly comparable GAAP financial measures.

Sales of $2,046.9 million in 2024 decreased 2 percent from $2,078.2 million in 2023, reflecting an organic sales decline of 1 percent and an unfavorable currency exchange effect of 1 percent.

Operating income was $170.2 million, or 8.3 percent margin, compared with $192.4 million, or 9.3 percent margin, in the prior year. The decrease in operating income was primarily due to lower sales and production volumes, higher wages and general inflation, higher restructuring and related charges of approximately $6 million, charges of approximately $4 million, consisting of repairs and impairments of fixed assets and inventory due to the tornado that affected the Company's Rogers, Arkansas facility during the fourth quarter, and unfavorable foreign currency exchange of approximately $2 million. These factors were partially offset by pricing, restructuring benefits of approximately $21 million and lower raw material costs. In 2024, the Metal Cutting and Infrastructure segments had operating margins of 10.4 percent and 5.2 percent, respectively.

In July 2021, the Board of Directors of the Company approved a share repurchase program authorizing the Company to purchase up to $200 million of the Company's common stock over a three-year period. During 2024, the Company repurchased a total of 2.6 million shares of common stock for $65 million, completing the initial share repurchase program. In February 2024, the Board of Directors of the Company authorized an additional $200 million, three-year share repurchase program that is in place for fiscal 2025.

On May 26, 2024, the Company's production facility in Rogers, AR, sustained damage from a tornado. At the time of the storm, the facility was shut down for the Memorial Day weekend and no employees were onsite. The Company resumed operations at the facility after a two-week shutdown. Charges of approximately $4 million were recorded during the June quarter of fiscal 2024, consisting of repairs and impairments of fixed assets and inventory. The Company is continuing to work with its insurance provider to finalize a claim for insurance recoveries related to the tornado.

Russia's invasion of Ukraine in February 2022 resulted in the imposition of economic sanctions on Russia by the United States, Canada, the European Union and other countries. We have experienced increased costs for energy and raw materials and other supply chain issues due, in part, to the negative impact of the conflict on the global economy. During the March quarter of 2022, the Company ceased operations in Russia and subsequently decided to liquidate its legal entity in Russia, which is currently expected to be completed during fiscal 2025. Similarly, the conflict in Gaza that began in October 2023 could negatively impact the Company's financial condition or results of operations. To date, the conflict in Gaza has not significantly affected the Company's business activities or results of operations.

In addition, our business has been negatively affected by foreign currency exchange and inflationary headwinds. We have been able to partially mitigate the effects of inflation, foreign currency exchange headwinds and other disruptions through price increases on our products. We cannot predict the ultimate effect of these issues on our business, operating results or financial condition, but we will continue to monitor macroeconomic conditions and attempt to mitigate the negative effect to the extent possible.

We reported earnings per diluted share (EPS) of $1.37 for 2024. EPS for the year was unfavorably affected by restructuring and related charges of $0.13 per share. EPS in the prior year of $1.46 was unfavorably affected by restructuring and related charges of $0.06 per share.

We generated cash flow from operating activities of $277.1 million in 2024 compared to $257.9 million during the prior year. Capital expenditures were $107.6 million and $94.4 million during 2024 and 2023, respectively. During 2024, the Company returned a total of $129 million to the shareholders through $65.4 million in share repurchases under the initial $200 million, three-year program and $63.4 million in dividends.

For a discussion related to the results of operations, changes in financial condition and liquidity and capital resources for fiscal 2022 refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our fiscal 2023 Annual Report on Form 10-K, which was filed with the United States Securities and Exchange Commission on August 9, 2023.

RESULTS OF CONTINUING OPERATIONS

SALES Sales of $2,046.9 million in 2024 decreased 2 percent from $2,078.2 million in 2023, reflecting an organic sales decline of 1 percent and an unfavorable currency exchange effect of 1 percent.

Our sales growth (decline) by end market and region are as follows:

	2024	
(in percentages)	As Reported	Constant Currency
End market sales growth (decline):		
Aerospace & Defense	13%	13%
Energy	(9)	(9)
General Engineering	(2)	(1)
Transportation	1	1
Earthworks	(5)	(4)
Regional sales (decline) growth:		
Americas	(3)%	(3)%
Europe, the Middle East and Africa (EMEA)	4	2
Asia Pacific	(5)	(3)

GROSS PROFIT Gross profit decreased $19.3 million to $627.1 million in 2024 from $646.4 million in 2023. The decrease in gross profit was primarily due to lower sales and production volumes, higher wages and general inflation, charges of approximately $4 million, consisting of repairs and impairments of fixed assets and inventory due to the tornado that affected our Rogers, Arkansas facility during the fourth quarter, and unfavorable foreign currency exchange of approximately $2 million. These factors were partially offset by pricing, lower raw material costs and restructuring benefits. The gross profit margin for 2024 was 30.6 percent compared to 31.1 percent in 2023.

OPERATING EXPENSE Operating expense in 2024 was $433.2 million, a decrease of $4.1 million, or 0.9 percent, from $437.3 million in 2023.

We invested further in technology and innovation to continue delivering high quality products to our customers. Research and development expenses included in operating expense totaled $44.2 million and $43.1 million for 2024 and 2023, respectively.

RESTRUCTURING AND OTHER CHARGES, NET In the June quarter of fiscal 2023, we announced an initiative to streamline our cost structure while continuing to invest in our high-return commercial and operational excellence initiatives. Total restructuring and related charges for this program of $20.1 million, compared to a target of approximately $25 million, were recorded through June 30, 2024, consisting of $14.8 million in Metal Cutting and $5.3 million in Infrastructure. The majority of the remaining charges are expected to be recognized in fiscal 2025. This action delivered annualized run rate pre-tax savings of approximately $33 million at the end of fiscal 2024.

During 2024, we recorded restructuring and related charges of $12.4 million, which consisted of $8.5 million in Metal Cutting and $3.9 million in Infrastructure. These amounts are inclusive of a reversal of restructuring and related charges of $1.1 million related to prior actions, including $0.4 million in operating expense. Also included in restructuring and other charges, net during 2024 is a net benefit of $0.6 million primarily due to the sale of properties.

AMORTIZATION OF INTANGIBLES Amortization expense was $11.6 million and $12.6 million in 2024 and 2023, respectively.

INTEREST EXPENSE Interest expense in 2024 was $26.5 million, a decrease of $2.0 million, compared to $28.5 million in 2023. The portion of our debt subject to variable rates of interest was less than 1 percent at June 30, 2024 and 2023. There were no borrowings outstanding under the Credit Agreement as of June 30, 2024 and 2023.

OTHER (INCOME) EXPENSE, NET In 2024, other (income) expense, net was $0.7 million of other (income), net compared to other expense, net of $4.3 million in 2023. The increase of $5.0 million in other (income), net was primarily due to a loss of $3 million recognized in 2023 due to a litigation settlement related to legacy operations that did not repeat in 2024.

INCOME TAXES The effective tax rate for 2024 was 21.3 percent compared to 22.7 percent for 2023. The year-over-year change in the effective tax rate is primarily due to current year adjustments that include a $7.8 million benefit related to a tax rate change in Switzerland, a $6.2 million benefit related to a change in unrecognized tax benefits, a $3.1 million charge to settle the Italian tax litigation, prior year adjustments for the release of a valuation allowance related to net deferred tax assets in Brazil, a benefit to adjust a deferred tax asset associated with tax reform in Switzerland, and geographical mix.

Italian Income Tax Litigation Settlement

In 2012, we received an assessment from the Italian tax authority that denied certain tax deductions primarily related to our 2008 tax return. Attempts at negotiating a reasonable settlement with the tax authority were unsuccessful; and as a result, we decided to litigate the matter which was eventually settled during 2024. We continue to believe the assessment was baseless and that our 2008 tax return was compliant, in all material respects, with Italian income tax rules and regulations. Accordingly, no income tax liability had been recorded in connection with this assessment in any period. During fiscal 2023, the Italian government launched a tax amnesty program aimed at reducing the number of tax disputes pending before the Italian courts. Pursuant to program guidelines, payments made to successfully resolve a dispute had to be received by the Italian government no later than September 30, 2023. Due to the prolonged amount of time the case had been pending, and the inherent costs and risks of further litigating the matter, we decided to negotiate a settlement with the Italian tax authority that resulted in an income tax charge of $3.1 million during fiscal 2024. With this settlement, the matter is officially closed.

NET INCOME ATTRIBUTABLE TO KENNAMETAL Net income attributable to Kennametal was $109.3 million, or $1.37 of earnings per diluted share (EPS) in 2024, compared to $118.5 million, or EPS of $1.46 in 2023. The decrease is a result of the factors previously discussed.

BUSINESS SEGMENT REVIEW We operate in two reportable operating segments consisting of Metal Cutting and Infrastructure. Corporate expenses that are not allocated are reported in Corporate. Segment determination is based upon internal organizational structure, the manner in which we organize segments for making operating decisions and assessing performance and the availability of separate financial results. See Note 21 of our consolidated financial statements set forth in Item 8 of this Annual Report.

Our sales and operating income by segment are as follows:

(in thousands)		2024		2023
Sales:				
Metal Cutting	$	1,280,781	$	1,269,765
Infrastructure		766,118		808,419
Total sales	$	2,046,899	$	2,078,184
Operating income:				
Metal Cutting	$	132,573	$	135,763
Infrastructure		39,857		59,757
Corporate		(2,207)		(3,103)
Total operating income		170,223		192,417
Interest expense		26,472		28,496
Other (income) expense, net		(699)		4,300
Income before income taxes	$	144,450	$	159,621

METAL CUTTING

(in thousands)		2024		2023
Sales	$	1,280,781	$	1,269,765
Operating income		132,573		135,763
Operating margin		10.4 %		10.7 %

(in percentages)	2024
Organic sales growth	1 %
Sales growth	1 %

	2024	
(in percentages)	As Reported	Constant Currency
End market sales growth (decline):		
Aerospace & Defense	8%	8%
General Engineering	—	—
Transportation	1	1
Energy	(3)	(4)
Regional sales growth (decline):		
Americas	2%	3%
EMEA	4	2
Asia Pacific	(7)	(4)

In 2024, Metal Cutting sales of $1,280.8 million increased by $11.0 million, or 1 percent, from 2023. This was driven by organic sales growth of 1 percent. Aerospace & Defense end market sales increased in EMEA and the Americas as a result of our focused execution on our strategic initiatives, the effects of which were partially offset by a decline in Asia Pacific due to lower economic activity in China. Sales in the General Engineering end market were flat compared to the prior year as increases in the Americas were offset by a decrease in Asia Pacific and EMEA due to lower economic activity. Energy end market sales declined in Asia Pacific due to delays in wind energy projects and the Americas as a result of the slower oil and gas market, partially offset by an increase of sales in EMEA. Transportation end market sales increased in EMEA due to improving hybrid/electric vehicle business, partially offset by declines in Asia Pacific and the Americas resulting from slowing customer demand.

On a regional basis, sales in the Americas increased primarily due to General Engineering and Aerospace & Defense. Growth in EMEA reflects execution on our strategic initiatives. Sales decreased in Asia Pacific due to lower economic activity in China.

In 2024, Metal Cutting operating income was $132.6 million, a $3.2 million decrease from 2023. The decrease in operating income was primarily due to lower sales and production volumes, higher wages and general inflation, and higher restructuring charges of approximately $3 million. These factors were partially offset by pricing and restructuring benefits of approximately $17 million. Metal Cutting operating margin in 2024 was 10.4 percent compared to 10.7 percent in the prior year.

INFRASTRUCTURE

(in thousands)	2024	2023
Sales	$ 766,118	$ 808,419
Operating income	39,857	59,757
Operating margin	5.2 %	7.4 %

(in percentages)	2024
Organic sales decline	(4)%
Foreign currency exchange effect	(1)
Sales decline	(5)%

	2024	
(in percentages)	As Reported	Constant Currency
End market sales growth (decline):		
Energy	(11)%	(12)%
General Engineering	(6)	(6)
Earthworks	(5)	(4)
Aerospace & Defense	28	26
Regional sales growth (decline):		
Americas	(9)%	(9)%
EMEA	4	3
Asia Pacific	(3)	—

In 2024, Infrastructure sales of $766.1 million decreased by $42.3 million, or 5 percent, from 2023. This was driven by organic sales decline of 4 percent and an unfavorable foreign currency exchange effect of 1 percent. Energy end market sales decreased primarily due to U.S. oil and gas activities as land rig counts decreased year over year. Sales in the General Engineering end market decreased in the Americas as a result of declines in industrial activity year over year and ore inventory sales in the prior year that did not repeat, partially offset by growth in Asia Pacific and EMEA. Earthworks end market sales decreased due to construction in the Americas, lower snowplow blades in the Americas due to a milder winter and underground mining in Asia Pacific. Aerospace & Defense end market sales increased due to the execution of our growth initiatives and order timing.

On a regional basis, sales in the Americas decreased primarily due to lower U.S. oil and gas and industrial activity year over year. Sales increased in EMEA primarily as a result of defense related activity in EMEA. Sales were flat in Asia Pacific, excluding the unfavorable foreign currency effect, due to a decline in underground mining offset by increases in the General Engineering end market and construction.

In 2024, Infrastructure operating income was $39.9 million, a $19.9 million decrease from 2023. The decrease in operating income was primarily due to lower sales and production volumes, higher wages and general inflation, charges of approximately $4 million, consisting of repairs and impairments of fixed assets and inventory due to the tornado that affected the Company's Rogers, Arkansas facility during the fourth quarter, and higher restructuring charges of approximately $3 million. These factors were partially offset by restructuring benefits of approximately $5 million. Infrastructure operating margin in 2024 was 5.2 percent compared to 7.4 percent in the prior year.

CORPORATE

(in thousands)		2024		2023
Corporate expense	$	(2,207)	$	(3,103)

In 2024, Corporate expense decreased $0.9 million from 2023.

LIQUIDITY AND CAPITAL RESOURCES Cash flow from operations is the primary source of funding for working capital requirements, reinvesting in our business through capital expenditures and returning value to shareholders through dividends and share repurchases. During the year ended June 30, 2024, cash flow provided by operating activities was $277.1 million.

During fiscal 2022, we entered into the Sixth Amended and Restated Credit Agreement dated as of June 14, 2022 (the Credit Agreement). The Credit Agreement is a five-year, multi-currency, revolving credit facility, which we use to augment cash from operations and as an additional source of funds. The Credit Agreement provides for revolving credit loans of up to $700.0 million for working capital, capital expenditures and general corporate purposes. The Credit Agreement allows for borrowings in U.S. dollars, euros, pounds sterling and Japanese yen. Interest payable under the Credit Agreement is based upon the type of borrowing under the facility and may be (1) Euro Interbank Offered Rate (EURIBOR), Sterling Overnight Index Average (SONIA), Tokyo Interbank Offered Rate (TIBOR), and Secured Overnight Financing Rate (SOFR) for any borrowings in euros, pounds sterling, yen, and U.S. dollars respectively, plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus an applicable margin, or (3) fixed as negotiated by us. The Credit Agreement matures in June 2027.

The Credit Agreement requires us to comply with various restrictive and affirmative covenants, including one financial covenant: a maximum leverage ratio where debt, net of domestic cash in excess of $25 million and sixty percent of the unrestricted cash held outside of the United States, must be less than or equal to 3.75 times trailing twelve months EBITDA, adjusted for certain non-cash expenses.

As of June 30, 2024, we were in compliance with all covenants of the Credit Agreement and we had no borrowings outstanding and $700.0 million of availability. There were no of borrowings outstanding as of June 30, 2023.

Borrowings on other lines of credit and notes payable were $1.4 million and $0.7 million at June 30, 2024 and 2023, respectively. The lines of credit represented short-term borrowings under credit lines with commercial banks in the various countries in which we operate. The availability of the credit lines, translated into U.S. dollars at June 30, 2024 exchange rates, totaled $56.2 million.

For the year ended June 30, 2024, average daily borrowings outstanding under the Credit Agreement were approximately $26.1 million. The weighted average interest rate on borrowings under the Credit Agreement was 6.3 percent for the year ended June 30, 2024. Based upon our debt structure at June 30, 2024 and 2023, less than 1 percent of our debt was exposed to variable rates of interest.

We consider the majority of the $1.6 billion unremitted earnings of our non-U.S. subsidiaries to be permanently reinvested. With regard to these unremitted earnings, we have not, nor do we anticipate the need to, repatriate funds to the U.S. to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested earnings is not practicable due to our legal entity structure and the complexity of U.S. and local tax laws. With regard to the small portion of unremitted earnings that are not indefinitely reinvested, we maintain a deferred tax liability for foreign withholding and U.S. state income taxes. The deferred tax liability associated with unremitted earnings of our non-U.S. subsidiaries not permanently reinvested is $6.9 million as of June 30, 2024.

At June 30, 2024, we had cash and cash equivalents of $128.0 million. Total Kennametal Shareholders' equity was $1,249.9 million and total debt was $597.4 million. Our current senior credit ratings are considered investment grade. We believe that our current financial position, liquidity and credit ratings provide us access to the capital markets. We continue to closely monitor our liquidity position and the condition of the capital markets, as well as the counterparty risk of our credit providers.

Cash generated from operations is expected to meet our planned capital expenditures of approximately $110 million and expected dividend payments in fiscal 2025. There can be no assurance, however, that we will generate cash from operations in line with our expectations, or that these projections will remain constant throughout fiscal 2025. If cash generated from operations is not sufficient to support these activities, we may be required to use existing cash and cash equivalents, reduce capital expenditures or borrow under the Credit Agreement. We believe that our cash and cash equivalents, cash flow from operations and available borrowings are sufficient to meet both the short-term and long-term capital needs of the Company.

The following is a summary of our contractual obligations and other commercial commitments as of June 30, 2024:

Contractual Obligations (in thousands)		Total	2025	2026-2027	2028-2029	Thereafter
Long-term debt, including current maturities	(1)	$ 714,300	$ 22,275	$ 44,550	$ 330,675	$ 316,800
Other lines of credit and notes payable		1,377	1,377	—	—	—
Pension benefit payments	(2)		57,635	111,457	108,811	(2)
Postretirement benefit payments	(2)		1,034	1,826	1,548	(2)
Operating leases		55,574	14,409	18,695	7,751	14,719
Purchase obligations	(3)	21,244	21,244	—	—	—
Unrecognized tax benefits	(4)	1,484	165	881	438	—
Total			$ 118,139	$ 177,409	$ 449,223	

(1) Long-term debt includes interest obligations of $114.3 million and excludes debt issuance costs of $3.0 million.

(2) Annual payments are expected to continue into the foreseeable future at the amounts noted in the table.

(3) Purchase obligations consist of purchase commitments for materials, supplies and machinery and equipment as part of the ordinary conduct of business. Purchase obligations with variable price provisions were determined assuming market prices as of June 30, 2024 remain constant.

(4) Unrecognized tax benefits are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. These amounts include interest of $0.1 million and a penalty of $0.1 million accrued related to such positions as of June 30, 2024. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

Other Commercial Commitments (in thousands)	Total	2025	2026-2027	2028-2029	Thereafter
Standby letters of credit	$ 4,433	$ 3,353	$ 1,080	$ —	$ —
Guarantees	10,542	10,060	423	59	—
Total	$ 14,975	$ 13,413	$ 1,503	$ 59	$ —

The standby letters of credit relate to insurance and other activities. The guarantees are non-debt guarantees with financial institutions, which are required primarily for security deposits, product performance guarantees and advances.

Share Repurchase Program In July 2021, the Board of Directors of the Company approved a share repurchase program authorizing the Company to purchase up to $200 million of the Company's common stock over a three-year period. During 2024, the Company repurchased 2.6 million shares of common stock for $65 million, completing the initial share repurchase program. In February 2024, the Board of Directors of the Company authorized an additional $200 million, three-year share repurchase program that is in place for fiscal 2025.

Dividends In fiscal 2024, the Board of Directors of the Company declared a dividend of $0.20 per share in each quarter for a total of $63 million in dividends returned to the shareholders.

Cash Flow Provided by Operating Activities

During 2024, cash flow provided by operating activities was $277.1 million, compared to $257.9 million in 2023. During 2024, cash flow provided by operating activities consisted of net income and non-cash items amounting to $278.2 million and changes in certain assets and liabilities netting to an outflow of $1.1 million. Contributing to the change in certain assets and liabilities were a decrease in accrued income taxes of $16.2 million, a decrease in accrued pension and postretirement benefits of $9.5 million, a decrease in accounts payable and accrued liabilities of $6.1 million and an increase in accounts receivable of $2.6 million, partially offset by a decrease in inventories of $36.8 million.

During 2023, cash flow provided by operating activities was $257.9 million consisting of net income and non-cash items amounting to $284.0 million and changes in certain assets and liabilities netting to an outflow of $26.1 million. Contributing to the change in certain assets and liabilities were a decrease in accounts payable and accrued liabilities of $32.5 million, an increase in accounts receivable of $11.5 million and a decrease in accrued pension and postretirement benefits of $10.1 million, partially offset by a decrease in inventories of $17.6 million.

Cash Flow Used for Investing Activities

Cash flow used for investing activities was $109.4 million for 2024, an increase of $20.2 million, compared to $89.2 million in 2023. During 2024, cash flow used for investing activities included capital expenditures, net of $102.1 million, which consisted primarily of equipment upgrades, the acquisition of a business for $4.0 million and an investment in a strategic partnership.

Cash flow used for investing activities was $89.2 million for 2023 and included capital expenditures, net of $89.4 million, which consisted primarily of equipment upgrades.

Cash Flow Used for Financing Activities

Cash flow used for financing activities was $141.7 million for 2024 compared to $143.1 million in 2023. During 2024, cash flow used for financing activities primarily included $65.6 million in common shares repurchased, primarily under the share repurchase program, $63.4 million of cash dividends paid to shareholders and $10.0 million of the effect of employee benefit and stock plans and dividend reinvestment.

Cash flow used for financing activities was $143.1 million for 2023 and included $64.5 million of cash dividends paid to shareholders, $49.3 million in common shares repurchased, primarily under the share repurchase program, $19.0 million from the repayment of borrowings under the Credit Agreement and $6.0 million of the effect of employee benefit and stock plans and dividend reinvestment.

FINANCIAL CONDITION At June 30, 2024, total assets were $2,503.8 million, a decrease of $43.5 million from $2,547.2 million at June 30, 2023. Total liabilities decreased $17.9 million from $1,233.1 million at June 30, 2023 to $1,215.2 million at June 30, 2024.

Working capital was $586.6 million at June 30, 2024, a decrease of $6.2 million from $592.8 million at June 30, 2023. The decrease in working capital was primarily driven by a decrease in inventories of $43.0 million, an increase in other current liabilities of $6.3 million and a decrease in accounts receivable of $4.5 million. Partially offsetting these items was an increase in cash and cash equivalents of $22.0 million, a decrease in accrued income taxes of $12.0 million and a decrease in accounts payable of $11.8 million. Currency exchange rate effects decreased working capital by a total of approximately $7.5 million, the effects of which are included in the aforementioned changes.

Property, plant and equipment, net decreased $31.0 million from $969.1 million at June 30, 2023 to $938.1 million at June 30, 2024, primarily due to depreciation of $123.1 million, disposals of $5.4 million, and an unfavorable currency exchange effect of approximately $5.5 million, partially offset by capital additions of $107.6 million.

At June 30, 2024, other assets were $563.1 million, an increase of $11.7 million from $551.4 million at June 30, 2023. The primary drivers for the increase were an increase in deferred income taxes of $13.8 million, an increase in operating right-of-use assets of $5.1 million and an investment in a strategic partnership. Partially offsetting these items was amortization of $11.6 million. Currency exchange rate effects decreased other assets by a total of approximately $4.1 million, the effects of which are included in the aforementioned changes.

Kennametal Shareholders' equity was $1,249.9 million at June 30, 2024, a decrease of $25.6 million from $1,275.4 million in the prior year. The decrease was primarily due to the repurchase of capital stock of $65.6 million primarily under the share repurchase program, cash dividends paid to Kennametal Shareholders of $63.4 million and other comprehensive loss attributable to Kennametal of $20.2 million, partially offset by net income attributable to Kennametal of $109.3 million and capital stock issued under employee benefit and stock plans of $13.4 million,

EFFECTS OF INFLATION Rising costs, including the cost of certain raw materials, continue to affect our operations throughout the world. We experienced higher levels of inflation in 2024 and expect inflation will continue to be a challenge in fiscal 2025. We will strive to minimize the effects through cost containment, productivity improvements and price increases.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the U.S., we make judgments and estimates about the amounts reflected in our consolidated financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develops estimates used to prepare the consolidated financial statements. We use relevant information available at the end of each period to make these judgments and estimates. Our significant accounting policies are described in Note 2 of our consolidated financial statements, which are included in Item 8 of this Annual Report. We believe that the following discussion addresses our critical accounting policies.

Revenue Recognition The Company's contracts with customers are comprised of purchase orders, and for larger customers, may also include long-term agreements. We account for a contract when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. These contracts with customers typically relate to the manufacturing of products, which represent single performance obligations that are satisfied when control of the product passes to the customer. The Company considers the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession and customer acceptance when determining when control transfers to the customer. As a result, revenue is generally recognized at a point in time - either upon shipment or delivery - based on the specific shipping terms in the contract. The shipping terms vary across all businesses and depend on the product, customary local commercial terms and the type of transportation. Shipping and handling activities are accounted for as activities to fulfill a promise to transfer a product to a customer and as such, costs incurred are recorded when the related revenue is recognized. Payment for products is due within a limited time period after shipment or delivery, typically within 30 to 90 calendar days of the respective invoice dates. The Company does not generally offer extended payment terms.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Amounts billed and due from our customers are classified as accounts receivable, less allowance for doubtful accounts on the consolidated balance sheets. Certain contracts with customers, primarily distributor customers, have an element of variable consideration that is estimated when revenue is recognized under the contract. Variable consideration primarily includes volume incentive rebates, which are based on achieving a certain level of purchases and other performance criteria as established by our distributor programs. These rebates are estimated based on projected sales to the customer and accrued as a reduction of net sales as they are earned. The majority of our products are consumed by our customers or end users in the manufacture of their products. Historically, we have experienced very low levels of returned products and do not consider the effect of returned products to be material. We have recorded an estimated returned goods allowance to provide for any potential returns.

We warrant that products sold are free from defects in material and workmanship under normal use and service when correctly installed, used and maintained. This warranty terminates 30 days after delivery of the product to the customer and does not apply to products that have been subjected to misuse, abuse, neglect or improper storage, handling or maintenance. Products may be returned to Kennametal only after inspection and approval by Kennametal and upon receipt by the customer of shipping instructions from Kennametal. We have included an estimated allowance for warranty returns in our returned goods allowance discussed above.

The Company records a contract asset when it has a right to payment from a customer that is conditioned on events that have occurred other than the passage of time. The Company also records a contract liability when customers prepay but the Company has not yet satisfied its performance obligation. The Company did not have any material remaining performance obligations, contract assets or liabilities as of June 30, 2024 and 2023.

The Company pays sales commissions related to certain contracts, which qualify as incremental costs of obtaining a contract. However, the Company applies the practical expedient that allows an entity to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less. These costs are recorded within operating expense in our consolidated statements of income.

Stock-Based Compensation We recognize stock-based compensation expense for all stock options, restricted stock awards and restricted stock units over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (substantive vesting period). Forfeitures are recorded as incurred. We utilize the Black-Scholes valuation method to establish the fair value of all stock option awards. Time vesting stock units are valued at the market value of the stock on the grant date. Performance vesting stock units with a market condition are valued using a Monte Carlo model.

Accounting for Contingencies We accrue for contingencies when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment in both assessing whether or not a liability or loss has been incurred and estimating the amount of probable loss. The significant contingencies affecting our consolidated financial statements include environmental, health and safety matters and litigation.

Long-Lived Assets We evaluate the recoverability of property, plant and equipment, operating lease right-of-use (ROU) assets and intangible assets that are amortized whenever events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is performed at the asset group level, based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss to the extent that carrying value exceeds fair value. We apply our best judgment when performing these evaluations to determine if a triggering event has occurred, the undiscounted cash flows used to assess recoverability and the fair value of the asset group.

Goodwill Goodwill represents the excess of cost over the fair value of the net assets of acquired companies. We evaluate the recoverability of goodwill of each of our reporting units by comparing the fair value of each reporting unit with its carrying value. Goodwill is tested at least annually for impairment. As of June 30, 2024, goodwill of $271.6 million was allocated to the Metal Cutting reporting unit and there is no goodwill allocated to the Infrastructure reporting unit. We perform our annual impairment test during the June quarter in connection with our annual planning process unless there are impairment indicators that warrant a test prior to that quarter. We can use a qualitative test, known as "Step 0," or a quantitative method to determine whether impairment has occurred.

Under the Step 0 test, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting unit and other entity and reporting unit specific events. If after assessing these qualitative factors, the Company determines it is "more-likely-than-not" that the fair value of the reporting unit is less than the carrying value, then performing the Step 1 quantitative test is necessary.

Step 1 of the quantitative test requires comparison of the fair value of the reporting unit to the respective carrying value. If the carrying value of the reporting unit is less than the fair value, no impairment exists. Otherwise, the Company would recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to the reporting unit.

The fair value of a reporting unit is determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of the reporting unit. The discounted cash flow method is used to measure the fair value of our equity under the income approach. A terminal value utilizing a constant growth rate of cash flows is used to calculate a terminal value after the explicit projection period. The estimates and assumptions used in our calculations include revenue and gross margin growth rates, expected capital expenditures to determine projected cash flows, expected tax rates and an estimated discount rate to determine present value of expected cash flows. These estimates are based on historical experiences, our projections of future operating activity and our weighted average cost of capital (WACC). In order to determine the discount rate, the Company uses a market perspective WACC approach. The WACC is calculated incorporating weighted average returns on debt and equity from market participants. Therefore, changes in the market, which are beyond the control of the Company, may have an effect on future calculations of estimated fair value.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be an accurate prediction of the future. Certain events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately affect the estimated fair values of the Metal Cutting reporting unit may include such items as: (i) a decrease in expected future cash flows, specifically, a decrease in sales volume driven by a prolonged weakness in customer demand or other pressures adversely affecting our long-term sales trends and (ii) inability to achieve the sales from our strategic growth initiatives.

In 2024, we elected to implement Step 0 and were not required to conduct the quantitative analysis. In 2023 and 2022, we performed quantitative analyses using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. No impairment was recorded during 2024, 2023 and 2022.

Pension and Other Postretirement Benefits We sponsor pension and other postretirement benefit plans for certain employees and retirees. Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over either the expected work life of employees or over the average life of participants participating in these plans, depending on plan status and on participant population. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

In the valuation of our pension and other postretirement benefit liabilities, management utilizes various assumptions. Our discount rates are derived by identifying a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for a plan's projected benefit payments. This rate can fluctuate based on changes in the corporate bond yields. At June 30, 2024, a hypothetical 25 basis point increase or decrease in our discount rates would be immaterial to our pre-tax income.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

Future compensation rates, withdrawal rates and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on a review of published mortality tables.

We expect to contribute approximately $10.0 million and $1.0 million to our pension and other postretirement benefit plans, respectively, in 2025. Expected pension contributions in 2025 are primarily for international plans.

Allowance for Doubtful Accounts We record allowances for estimated losses resulting from the inability of our customers to make required payments. We assess the creditworthiness of our customers based on multiple sources of information and analyze additional factors such as our historical bad debt experience, industry concentrations of credit risk, current economic trends, changes in customer payment terms and forward-looking information. This assessment requires significant judgment. If the financial condition of our customers was to deteriorate, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts at June 30, 2024.

Inventories We use the last-in, first-out method for determining the cost of a significant portion of our U.S. inventories, and they are stated at the lower of cost or market. The cost of the remainder of our inventories is measured using approximate costs determined on the first-in, first-out basis or using the average cost method, and are stated at the lower of cost or net realizable value. When market conditions indicate an excess of carrying costs over market value, a lower of cost or net realizable value provision or a lower of cost or market provision, as applicable, is recorded. Once inventory is determined to be excess or obsolete, a new cost basis is established that is not subsequently written back up in future periods.

Income Taxes The Company's provision for income taxes is calculated based on income and statutory tax rates in the various jurisdictions in which the Company operates and requires the use of management's estimates and judgments. Management judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities, including accruals for unrecognized tax benefits and assessing the need for valuation allowances on deferred tax assets. Realization of our deferred tax assets is primarily dependent on future taxable income, the timing and amount of which are uncertain. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized. As of June 30, 2024, the deferred tax assets net of valuation allowances relate primarily to net operating loss and other carryforwards, pension benefits, accrued employee benefits and inventory. In the event that we were to determine that we would not be able to realize our deferred tax assets in the future, an increase in the valuation allowance would be required. In the event we were to determine that we are able to use our deferred tax assets for which a valuation allowance is recorded, a decrease in the valuation allowance would be required.

NEW ACCOUNTING STANDARDS

The Company did not adopt any new accounting standards during 2024 that have had or are expected to have a material impact on the Company's consolidated financial statements or disclosures.

RECONCILIATION OF FINANCIAL MEASURES NOT DEFINED BY U.S. GAAP In accordance with SEC rules, we are providing descriptions of the non-GAAP financial measures included in this Annual Report and reconciliations to the most closely related GAAP financial measures. We believe that these measures provide useful perspective on underlying business trends and results and a supplemental measure of year-over-year results. The non-GAAP financial measures described below are used by management in making operating decisions, allocating financial resources and for business strategy purposes and may, therefore, also be useful to investors as they are a view of our business results through the eyes of management. These non-GAAP financial measures are not intended to be considered by the user in place of the related GAAP financial measure, but rather as supplemental information to our business results. These non-GAAP financial measures may not be the same as similar measures used by other companies due to possible differences in method and in the items or events being adjusted.

Organic sales growth (decline) Organic sales growth (decline) is a non-GAAP financial measure of sales growth (decline) (which is the most directly comparable GAAP measure) excluding the effects of acquisitions, divestitures, business days and foreign currency exchange from year-over-year comparisons. We believe this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth (decline) on a consistent basis. We report organic sales growth (decline) at the consolidated and segment levels.

Constant currency end market sales growth (decline) Constant currency end market sales growth (decline) is a non-GAAP financial measure of sales growth (decline) (which is the most directly comparable GAAP measure) by end market excluding the effects of acquisitions, divestitures and foreign currency exchange from year-over-year comparisons. We note that, unlike organic sales growth (decline), constant currency end market sales growth (decline) does not exclude the effect of business days. We believe this measure provides investors with a supplemental understanding of underlying end market trends by providing end market sales growth (decline) on a consistent basis. We report constant currency end market sales growth (decline) at the consolidated and segment levels.

Constant currency regional sales growth (decline) Constant currency regional sales growth (decline) is a non-GAAP financial measure of sales growth (decline) (which is the most directly comparable GAAP measure) by region excluding the effects of acquisitions, divestitures and foreign currency exchange from year-over-year comparisons. We note that, unlike organic sales growth (decline), constant currency regional sales growth (decline) does not exclude the effect of business days. We believe this measure provides investors with a supplemental understanding of underlying regional trends by providing regional sales growth (decline) on a consistent basis. We report constant currency regional sales growth (decline) at the consolidated and segment levels.

Reconciliations of organic sales growth (decline) to sales growth (decline) are as follows:

Year ended June 30, 2024	Metal Cutting	Infrastructure	Total
Organic sales growth (decline)	1%	(4)%	(1)%
Foreign currency exchange effect[5]	—	(1)	(1)
Sales growth (decline)	1%	(5)%	(2)%

Reconciliations of constant currency end market sales (decline) growth to end market sales (decline) growth, are as follows:

Metal Cutting

Year ended June 30, 2024	Energy	General Engineering	Aerospace & Defense	Transportation
Constant currency end market sales (decline) growth	(4)%	—%	8%	1%
Foreign currency exchange effect[5]	1	—	—	—
End market sales (decline) growth[6]	(3)%	—%	8%	1%

Infrastructure

Year ended June 30, 2024	Energy	General Engineering	Aerospace & Defense	Earthworks
Constant currency end market sales (decline) growth	(12)%	(6)%	26%	(4)%
Foreign currency exchange effect[5]	1	—	2	(1)
End market sales (decline) growth[6]	(11)%	(6)%	28%	(5)%

Total

Year ended June 30, 2024	Energy	General Engineering	Aerospace & Defense	Transportation	Earthworks
Constant currency end market sales (decline) growth	(9)%	(1)%	13%	1%	(4)%
Foreign currency exchange effect[5]	—	(1)	—	—	(1)
End market sales (decline) growth[6]	(9)%	(2)%	13%	1%	(5)%

Reconciliations of constant currency regional sales growth (decline) to reported regional sales growth (decline), are as follows:

	Year Ended June 30, 2024		
	Americas	EMEA	Asia Pacific
Metal Cutting			
Constant currency regional sales growth (decline)	3%	2%	(4)%
Foreign currency exchange effect[5]	(1)	2	(3)
Regional sales growth (decline)[7]	2%	4%	(7)%
Infrastructure			
Constant currency regional sales (decline) growth	(9)%	3%	—%
Foreign currency exchange effect[5]	—	1	(3)
Regional sales (decline) growth[7]	(9)%	4%	(3)%
Total			
Constant currency regional sales (decline) growth	(3)%	2%	(3)%
Foreign currency exchange effect[5]	—	2	(2)
Regional sales (decline) growth[7]	(3)%	4%	(5)%

[5] Foreign currency exchange effect is calculated by dividing the difference between current period sales and current period sales at prior period foreign exchange rates by prior period sales.

[6] Aggregate sales for all end markets sum to the sales amount presented on Kennametal's consolidated financial statements.

[7] Aggregate sales for all regions sum to the sales amount presented on Kennametal's consolidated financial statements.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. As part of our financial risk management program, we use certain derivative financial instruments to manage these risks. We do not enter into derivative transactions for speculative purposes and, therefore, hold no derivative instruments for trading purposes. We may use derivative financial instruments to provide predictability to the effects of changes in foreign exchange rates on our consolidated results. Our objective in managing foreign exchange exposures with derivative instruments is to reduce volatility in cash flow, allowing us to focus more of our attention on business operations. See Notes 2 and 6 of our consolidated financial statements set forth in Item 8 of this Annual Report.

We are exposed to counterparty credit risk for nonperformance of derivative contracts and, in the event of nonperformance, to market risk for changes in currency exchange rates, as well as settlement risk. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

Included below is a sensitivity analysis that is based upon a hypothetical 10 percent weakening or strengthening in the U.S. dollar and its effects on the June 30, 2024 currency exchange rates. We compared our contractual derivative arrangements in effect at June 30, 2024 to the hypothetical foreign exchange in the sensitivity analysis to determine the effect on pre-tax income and accumulated other comprehensive loss. Our analysis takes into consideration the different types of derivative instruments and the applicability of hedge accounting.

Also included below is a sensitivity analysis that is based upon a hypothetical 10 percent change on the effective interest rates under our current borrowing arrangements as of June 30, 2024. We compared our borrowing arrangements in effect at June 30, 2024 to the hypothetical interest rates in the sensitivity analysis to determine the effect on interest expense, pre-tax income and accumulated other comprehensive loss.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES Certain currency forward contracts that hedge significant cross-border intercompany loans are considered as other derivatives and therefore do not qualify for hedge accounting. Range forward contracts (a transaction where both a put option is purchased and a call option is sold) are designated as cash flow hedges and hedge anticipated cash flows from cross-border intercompany sales of products and services. At June 30, 2024, a hypothetical 10 percent strengthening or weakening of the U.S. dollar would have changed accumulated other comprehensive loss, net of tax, by $0.6 million and pre-tax income by an immaterial amount.

DEBT, REVOLVING AND OTHER LINES OF CREDIT AND NOTES PAYABLE At June 30, 2024 and 2023, we had $597.4 million and $595.9 million, respectively, of outstanding debt, including revolving and other lines of credit and notes payable. The effective interest rate was 3.7 percent as of June 30, 2024 and 2023, respectively. Based upon our debt structure at June 30, 2024 and 2023, less than 1 percent of our debt was exposed to variable rates of interest. A hypothetical change of 10 percent in market interest rates from June 30, 2024 levels would be immaterial.

CURRENCY EXCHANGE RATE FLUCTUATIONS Currency exchange rate fluctuations decreased diluted earnings per share by $0.11 in 2024 and decreased diluted earnings per share by $0.19 in 2023. Currency exchange rate fluctuations may have a material effect on future earnings in the short term and long term.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has conducted an assessment of the Company's internal controls over financial reporting as of June 30, 2024 using the criteria in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of June 30, 2024, based on the criteria in *Internal Control – Integrated Framework (2013)* issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of June 30, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kennametal Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and its subsidiaries (the "Company") as of June 30, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023**,** and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provision for Income Taxes

As described in Notes 2 and 13 to the consolidated financial statements, the Company recorded a provision for income taxes of $30.8 million for the year ended June 30, 2024. The Company's provision for income taxes is calculated based on income and statutory tax rates in the various jurisdictions in which the Company operates and requires the use of management's estimates and judgments. Management judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities, including accruals for unrecognized tax benefits and assessing the need for valuation allowances on deferred tax assets.

The principal considerations for our determination that performing procedures relating to the provision for income taxes is a critical audit matter are (i) a high degree of auditor effort in performing procedures and evaluating management's provision for income taxes and the related assets and liabilities, including the accruals for unrecognized tax benefits, as well as management's assessment of the need for valuation allowances on deferred tax assets and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provision for income taxes, including controls over accruals for unrecognized tax benefits and valuation allowances on deferred tax assets. These procedures also included, among others (i) testing the accuracy of the provision for income taxes, which included the effective tax rate reconciliation and permanent and temporary differences, (ii) evaluating whether the data utilized in the calculations of the provision for income taxes and deferred tax assets and liabilities were appropriate and consistent with evidence obtained in other areas of the audit, (iii) evaluating the identification of accruals for unrecognized tax benefits and the reasonableness of the more likely than not determination in consideration of court decisions, legislative actions, statutes of limitations, and developments in tax examinations by jurisdiction, and (iv) evaluating the reasonableness of management's assessment of the realizability of its deferred tax assets based on expectations of the ability to utilize its tax attributes through testing of historical and estimated future taxable income. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of management's judgments and estimates related to the application of foreign and domestic tax laws and regulations.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

August 12, 2024

We have served as the Company's auditor since 2002.

CONSOLIDATED STATEMENTS OF INCOME

Year ended June 30 (in thousands, except per share data)	2024	2023	2022
Sales	$ 2,046,899	$ 2,078,184	$ 2,012,456
Cost of goods sold	1,419,806	1,431,745	1,364,479
Gross profit	627,093	646,439	647,977
Operating expense	433,161	437,292	419,093
Restructuring and other charges, net (Note 16)	12,152	4,106	(1,243)
Gain on divestiture	—	—	(1,001)
Amortization of intangibles	11,557	12,624	12,988
Operating income	170,223	192,417	218,140
Interest expense	26,472	28,496	25,914
Other (income) expense, net	(699)	4,300	(14,507)
Income before income taxes	144,450	159,621	206,733
Provision for income taxes (Note 13)	30,809	36,255	56,532
Net income	113,641	123,366	150,201
Less: Net income attributable to noncontrolling interests	4,318	4,907	5,578
Net income attributable to Kennametal	$ 109,323	$ 118,459	$ 144,623
PER SHARE DATA ATTRIBUTABLE TO KENNAMETAL SHAREHOLDERS			
Basic earnings per share	$ 1.38	$ 1.47	$ 1.74
Diluted earnings per share	$ 1.37	$ 1.46	$ 1.72
Basic weighted average shares outstanding	79,390	80,803	83,252
Diluted weighted average shares outstanding	79,965	81,402	83,944

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended June 30 (in thousands)	2024	2023	2022
Net income	113,641	$ 123,366	$ 150,201
Other comprehensive (loss) income, net of tax			
Unrealized loss on derivatives designated and qualified as cash flow hedges	(26)	—	—
Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges	(725)	(770)	(770)
Unrecognized net pension and other postretirement benefit plans loss	(10,100)	(10,402)	(4,163)
Reclassification of net pension and other postretirement benefit plans loss	4,227	3,373	8,929
Foreign currency translation adjustments	(14,164)	6,815	(91,185)
Total other comprehensive loss, net of tax	(20,788)	(984)	(87,189)
Total comprehensive income	92,853	122,382	63,012
Less: comprehensive income attributable to noncontrolling interests	3,777	4,315	2,013
Comprehensive income attributable to Kennametal Shareholders	$ 89,076	$ 118,067	$ 60,999

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of June 30 (in thousands, except per share data)	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 127,971	$ 106,021
Accounts receivable, less allowance for doubtful accounts of $7,831 and $8,759 respectively	302,810	307,313
Inventories (Note 7)	514,632	557,630
Other current assets	57,179	55,825
Total current assets	1,002,592	1,026,789
Property, plant and equipment:		
Land and buildings	415,376	416,291
Machinery and equipment	1,992,001	1,951,535
Less accumulated depreciation	(1,469,314)	(1,398,758)
Property, plant and equipment, net	938,063	969,068
Other assets:		
Goodwill (Note 8)	271,567	269,551
Other intangible assets, less accumulated amortization of $184,352 and $173,346, respectively (Note 8)	81,421	93,164
Operating lease right-of-use assets (Note 9)	48,142	43,036
Deferred income taxes (Note 13)	79,333	65,519
Long-term prepaid pension benefit (Note 14)	70,016	70,567
Other	12,624	9,540
Total other assets	563,103	551,377
Total assets	$ 2,503,758	$ 2,547,234
LIABILITIES		
Current liabilities:		
Revolving and other lines of credit and notes payable (Note 12)	$ 1,377	$ 689
Current operating lease liabilities (Note 9)	12,766	11,379
Accounts payable	191,541	203,341
Accrued income taxes	13,152	25,143
Accrued vacation pay	12,370	14,501
Accrued payroll	40,643	41,134
Other current liabilities (Note 10)	144,112	137,788
Total current liabilities	415,961	433,975
Long-term debt, less current maturities (Note 11)	595,980	595,172
Operating lease liabilities (Note 9)	35,631	32,178
Deferred income taxes (Note 13)	36,171	32,062
Accrued postretirement benefits (Note 14)	6,334	6,800
Accrued pension benefits (Note 14)	103,581	108,736
Accrued income taxes	1,484	1,446
Other liabilities	20,017	22,697
Total liabilities	1,215,159	1,233,066
Commitments and contingencies (Note 20)		
EQUITY		
Kennametal Shareholders' Equity:		
Preferred stock, no par value; 5,000 shares authorized; none issued	—	—
Capital stock, $1.25 par value; 120,000 shares authorized; 77,889 and 79,835 shares issued, respectively	97,361	99,794
Additional paid-in capital	416,620	465,406
Retained earnings	1,170,482	1,124,590
Accumulated other comprehensive loss (Note 15)	(434,588)	(414,343)
Total Kennametal Shareholders' Equity	1,249,875	1,275,447
Noncontrolling interests	38,724	38,721
Total equity	1,288,599	1,314,168
Total liabilities and equity	$ 2,503,758	$ 2,547,234

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30 (in thousands)	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$ 113,641	$ 123,366	$ 150,201
Adjustments to reconcile to cash from operations:			
Depreciation	123,130	121,401	118,690
Amortization	11,557	12,624	12,988
Stock-based compensation expense	24,340	24,657	20,985
Restructuring and other charges, net (Note 16)	12,152	4,106	(753)
Deferred income taxes	(8,017)	(9,219)	11,292
Gain on divestiture	—	—	(1,001)
Other	1,405	7,079	(2,243)
Changes in certain assets and liabilities:			
Accounts receivable	(2,624)	(11,543)	(14,432)
Inventories	36,835	17,582	(127,409)
Accounts payable and accrued liabilities	(6,086)	(32,514)	31,997
Accrued income taxes	(16,219)	852	10,238
Accrued pension and postretirement benefits	(9,481)	(10,103)	(24,216)
Other	(3,525)	9,657	(4,893)
Net cash flow provided by operating activities	277,108	257,945	181,444
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	(107,561)	(94,385)	(96,924)
Disposals of property, plant and equipment	5,425	5,029	924
Proceeds from divestiture	—	—	1,001
Business acquisitions	(4,010)	—	—
Other	(3,280)	126	60
Net cash flow used for investing activities	(109,426)	(89,230)	(94,939)
FINANCING ACTIVITIES			
Net increase (decrease) in notes payable	714	(1,270)	(6,067)
Net (decrease) increase in revolving and other lines of credit	—	(19,000)	19,000
Purchase of capital stock	(65,574)	(49,290)	(85,542)
The effect of employee benefit and stock plans and dividend reinvestment	(9,982)	(6,042)	(6,909)
Cash dividends paid to Shareholders	(63,431)	(64,524)	(66,565)
Other	(3,474)	(2,982)	(4,652)
Net cash flow used for financing activities	(141,747)	(143,108)	(150,735)
Effect of exchange rate changes on cash and cash equivalents	(3,985)	(5,172)	(4,231)
CASH AND CASH EQUIVALENTS			
Net increase (decrease) in cash and cash equivalents	21,950	20,435	(68,461)
Cash and cash equivalents, beginning of year	106,021	85,586	154,047
Cash and cash equivalents, end of year	$ 127,971	$ 106,021	$ 85,586

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended June 30 (in thousands)	2024 Shares	2024 Amount	2023 Shares	2023 Amount	2022 Shares	2022 Amount
CAPITAL STOCK						
Balance at beginning of year	79,835	$ 99,794	81,337	$ 101,671	83,614	$ 104,518
Dividend reinvestment	7	9	7	9	6	7
Capital stock issued under employee benefit and stock plans	649	810	494	618	444	554
Purchase of capital stock	(2,602)	(3,252)	(2,003)	(2,504)	(2,727)	(3,408)
Balance at end of year	77,889	97,361	79,835	99,794	81,337	101,671
ADDITIONAL PAID-IN CAPITAL						
Balance at beginning of year		465,406		494,202		562,820
Dividend reinvestment		169		178		182
Capital stock issued under employee benefit and stock plans		13,367		17,812		13,334
Purchase of capital stock		(62,322)		(46,786)		(82,134)
Balance at end of year		416,620		465,406		494,202
RETAINED EARNINGS						
Balance at beginning of year		1,124,590		1,070,655		992,597
Net income attributable to Kennametal		109,323		118,459		144,623
Cash dividends ($0.80 per share in 2024, 2023 and 2022, respectively)		(63,431)		(64,524)		(66,565)
Balance at end of year		1,170,482		1,124,590		1,070,655
ACCUMULATED OTHER COMPREHENSIVE LOSS						
Balance at beginning of year		(414,343)		(413,951)		(330,327)
Unrealized loss on derivatives designated and qualified as cash flow hedges		(26)		—		—
Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges		(725)		(770)		(770)
Unrecognized net pension and other postretirement benefit plans loss		(10,100)		(10,402)		(4,163)
Reclassification of net pension and other postretirement benefit plans loss		4,227		3,373		8,929
Foreign currency translation adjustments		(13,621)		7,407		(87,620)
Other comprehensive loss, net of tax		(20,245)		(392)		(83,624)
Balance at end of year		(434,588)		(414,343)		(413,951)
NONCONTROLLING INTERESTS						
Balance at beginning of year		38,721		38,670		38,597
Net income		4,318		4,907		5,578
Other comprehensive loss, net of tax		(541)		(592)		(3,565)
Cash dividends		(3,774)		(4,264)		(1,940)
Balance at end of year		38,724		38,721		38,670
Total equity, June 30		$ 1,288,599		$ 1,314,168		$ 1,291,247

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

With more than 85 years of materials expertise, the Company is a global industrial technology leader, helping customers across the Aerospace & Defense, Earthworks, Energy, General Engineering and Transportation end markets manufacture with precision and efficiency. This expertise includes the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and extreme wear applications to keep customers up and running longer against conditions such as corrosion and high temperatures.

Our standard and custom product offering spans metal cutting and wear applications including turning, milling, hole making, tooling systems and services, as well as specialized wear components and metallurgical powders. End users of the Company's metal cutting products include manufacturers engaged in a diverse array of industries including: the manufacturers of transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; and energy-related components for the oil and gas industry, as well as power generation. The Company's wear and metallurgical powders are used by producers and suppliers in equipment-intensive operations such as road construction, mining, quarrying, oil and gas exploration, refining, production and supply, and for aerospace and defense.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. When used in this Annual Report on Form 10-K, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of our significant accounting policies is presented below to assist in evaluating our consolidated financial statements.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling interest. All intercompany balances and transactions are eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), we make judgments and estimates about the amounts reflected in our consolidated financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develop estimates used to prepare the consolidated financial statements. We use historical experience and available information to make these judgments and estimates. Actual amounts could differ from the estimates reflected in our consolidated financial statements.

CASH AND CASH EQUIVALENTS Cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds and bank deposits at June 30, 2024.

ACCOUNTS RECEIVABLE We market our products to a diverse customer base throughout the world. Trade credit is extended based upon periodically updated evaluations of each customer's ability to satisfy its obligations. We record allowances for estimated losses resulting from the inability of our customers to make required payments. We assess the creditworthiness of our customers based on multiple sources of information and analyze additional factors such as our historical bad debt experience, industry concentrations of credit risk, current economic trends, changes in customer payment terms and forward-looking information.

INVENTORIES We use the last-in, first-out (LIFO) method for determining the cost of a significant portion of our United States (U.S.) inventories, and they are stated at the lower of cost or market. The cost of the remainder of our inventories is measured using approximate costs determined on the first-in, first-out basis or using the average cost method, and are stated at the lower of cost or net realizable value. When market conditions indicate an excess of carrying costs over market value, a lower of cost or net realizable value provision or a lower of cost or market provision, as applicable, is recorded. Once inventory is determined to be excess or obsolete, a new cost basis is established that is not subsequently written back up in future periods.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in operating income. Interest related to the construction of major facilities is capitalized as part of the construction costs and is depreciated over the facilities' estimated useful lives.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives: building and improvements over 15-40 years; machinery and equipment over 4-15 years; furniture and fixtures over 5-10 years and computer hardware and software over 3-5 years.

LONG-LIVED ASSETS We evaluate the recoverability of property, plant and equipment, operating lease right-of-use (ROU) assets and intangible assets that are amortized, whenever events or changes in circumstances indicate the carrying amount of any such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is performed at the asset group level, based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss to the extent that carrying value exceeds fair value. We apply our best judgment when performing these evaluations to determine if a triggering event has occurred, the undiscounted cash flows used to assess recoverability and the fair value of the asset group.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the excess of cost over the fair value of the net assets of acquired companies. Goodwill is tested at least annually for impairment. We perform our annual impairment test during the June quarter in connection with our annual planning process unless there are impairment indicators that warrant a test prior to that quarter. As of June 30, 2024, only the Metal Cutting reporting unit has goodwill recorded. We can use a qualitative test, known as "Step 0," or a quantitative method to determine whether impairment has occurred. In 2024, we elected to implement Step 0 and were not required to conduct the quantitative analysis. In 2023 and 2022, we performed quantitative analyses using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the assumptions used to determine the fair value of the reporting unit.

The majority of our intangible assets with definite lives are amortized on a straight-line basis, while certain customer-related intangible assets are amortized on an accelerated method. Identifiable assets with finite lives are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

PENSION AND OTHER POSTRETIREMENT BENEFITS We sponsor these types of benefit plans for certain employees and retirees. Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over either the expected work life of employees or over the average life of participants participating in these plans, depending on plan status and on participant population. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

In the valuation of our pension and other postretirement benefit liabilities, management utilizes various assumptions. Discount rates are derived by identifying a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for a plan's projected benefit payments. This rate can fluctuate based on changes in the corporate bond yields.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

Future compensation rates, withdrawal rates and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on a review of published mortality tables.

EARNINGS PER SHARE Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that would occur related to the issuance of capital stock under stock option grants, performance awards and restricted stock units. The difference between basic and diluted earnings per share relates solely to the effect of capital stock options, performance awards and restricted stock units.

The following tables provide the computation of diluted shares outstanding:

(in thousands)	2024	2023	2022
Weighted-average shares outstanding during period	79,390	80,803	83,252
Add: Unexercised stock options and unvested restricted stock units	575	599	692
Number of shares on which diluted earnings per share is calculated	79,965	81,402	83,944
Unexercised stock options with an exercise price greater than the average market price and restricted stock units not included in the computation because they were anti-dilutive	396	642	260

REVENUE RECOGNITION The Company's contracts with customers are comprised of purchase orders, and for larger customers, may also include long-term agreements. We account for a contract when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. These contracts with customers typically relate to the manufacturing of products, which represent single performance obligations that are satisfied when control of the product passes to the customer. The Company considers the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession and customer acceptance when determining when control transfers to the customer. As a result, revenue is generally recognized at a point in time - either upon shipment or delivery - based on the specific shipping terms in the contract. The shipping terms vary across all businesses and depend on the product, customary local commercial terms and the type of transportation. Shipping and handling activities are accounted for as activities to fulfill a promise to transfer a product to a customer and as such, costs incurred are recorded when the related revenue is recognized. Payment for products is due within a limited time period after shipment or delivery, typically within 30 to 90 calendar days of the respective invoice dates. The Company does not generally offer extended payment terms.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Amounts billed and due from our customers are classified as accounts receivable, less allowance for doubtful accounts on the consolidated balance sheets. Certain contracts with customers, primarily distributor customers, have an element of variable consideration that is estimated when revenue is recognized under the contract. Variable consideration primarily includes volume incentive rebates, which are based on achieving a certain level of purchases and other performance criteria as established by our distributor programs. These rebates are estimated based on projected sales to the customer and accrued as a reduction of net sales as they are earned. The majority of our products are consumed by our customers or end users in the manufacture of their products. Historically, we have experienced very low levels of returned products and do not consider the effect of returned products to be material. We have recorded an estimated returned goods allowance to provide for any potential returns.

We warrant that products sold are free from defects in material and workmanship under normal use and service when correctly installed, used and maintained. This warranty terminates 30 days after delivery of the product to the customer and does not apply to products that have been subjected to misuse, abuse, neglect or improper storage, handling or maintenance. Products may be returned to Kennametal only after inspection and approval by Kennametal and upon receipt by the customer of shipping instructions from Kennametal. We have included an estimated allowance for warranty returns in our returned goods allowance discussed above.

The Company records a contract asset when it has a right to payment from a customer that is conditioned on events that have occurred other than the passage of time. The Company also records a contract liability when customers prepay but the Company has not yet satisfied its performance obligation. The Company did not have any material remaining performance obligations, contract assets or liabilities as of June 30, 2024 and 2023.

The Company pays sales commissions related to certain contracts, which qualify as incremental costs of obtaining a contract. However, the Company applies the practical expedient that allows an entity to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less. These costs are recorded within operating expense in our consolidated statements of income.

SHIPPING AND HANDLING FEES AND COSTS All fees billed to customers for shipping and handling are classified as a component of sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

STOCK-BASED COMPENSATION We recognize stock-based compensation expense for all stock options, restricted stock awards and restricted stock units over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (substantive vesting period). Forfeitures are recorded as incurred. We utilize the Black-Scholes valuation method to establish the fair value of all stock option awards. Time vesting stock units are valued at the market value of the stock on the grant date. Performance vesting stock units with a market condition are valued using a Monte Carlo model.

Capital stock options are granted to eligible employees at fair market value at the date of grant. Capital stock options are exercisable under specified conditions for up to 10 years from the date of grant. The Kennametal Inc. Stock and Incentive Plan of 2010, as Amended and Restated on October 22, 2013, and further amended on January 27, 2015 (A/R 2010 Plan), by the Kennametal Inc. 2016 Stock and Incentive Plan, and on October 27, 2020 by the Kennametal Inc. 2020 Stock and Incentive Plan (2020 Plan) authorize the issuance of up to 9,500,000 shares of the Company's capital stock plus any shares remaining unissued under the Kennametal Inc. Stock and Incentive Plan of 2002, as amended (2002 Plan). Under the provisions of the A/R 2010 Plan and 2020 Plan, participants may deliver stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair market value of shares delivered during 2024, 2023 and 2022 was immaterial. In addition to stock option grants, the A/R 2010 Plan and the 2020 Plan permit the award of stock appreciation rights, performance share awards, performance unit awards, restricted stock awards, restricted unit awards and share awards to directors, officers and key employees.

RESEARCH AND DEVELOPMENT COSTS Research and development costs of $44.2 million, $43.1 million and $42.1 million in 2024, 2023 and 2022, respectively, were expensed as incurred. These costs are included in operating expense in the consolidated statements of income.

INCOME TAXES The Company's provision for income taxes is calculated based on income and statutory tax rates in the various jurisdictions in which the Company operates and requires the use of management's estimates and judgments. Management judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities, including accruals for unrecognized tax benefits and assessing the need for valuation allowances on deferred tax assets. Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50 percent) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, we consider all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, and projections of future profitability within the carry forward period, including taxable income from tax planning strategies. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of the deferred tax asset based on existing projections of income. Upon changes in facts and circumstances, we may conclude that deferred tax assets for which no valuation allowance is currently recorded may not be realized, resulting in a charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES As part of our financial risk management program, we use certain derivative financial instruments. We do not enter into derivative transactions for speculative purposes and, therefore, hold no derivative instruments for trading purposes. We use derivative financial instruments to provide predictability to the effects of changes in foreign exchange rates on our consolidated results. Our objective in managing foreign exchange exposures with derivative instruments is to reduce volatility in cash flow, allowing us to focus more of our attention on business operations.

We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction, when the derivative is specifically designated as a hedge of such items. We measure hedge effectiveness by assessing the changes in the fair value or expected future cash flows of the hedged item. Certain currency forward contracts hedging significant cross-border intercompany loans are considered other derivatives and, therefore, do not qualify for hedge accounting.

CASH FLOW HEDGES Range forward contracts (a transaction where both a put option is purchased and a call option is sold) are designated as cash flow hedges and hedge anticipated cash flows from cross-border intercompany sales of products and services. Gains and losses realized on these contracts are recorded in accumulated other comprehensive loss, and are recognized as a component of cost of goods sold when the underlying sale of products or services is recognized into earnings.

NET INVESTMENT HEDGES We designate financial instruments as net investment hedges from time to time to hedge the foreign exchange exposure of our net investment in foreign currency-based subsidiaries. The remeasurements of these non-derivatives designated as net investment hedges are calculated each period with changes reported in foreign currency translation adjustment within accumulated other comprehensive loss. Such amounts will remain in accumulated other comprehensive loss unless we complete or substantially complete liquidation or disposal of our investment in the underlying foreign operations.

CURRENCY TRANSLATION Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss. The local currency is the functional currency of most of our locations.

Losses of $4.1 million, $3.9 million and $2.5 million from currency transactions were included in other (income) expense, net in 2024, 2023 and 2022, respectively.

NOTE 3 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Year ended June 30 (in thousands)	2024	2023	2022
Cash paid during the period for:			
Interest	$ 26,382	$ 28,192	$ 25,277
Income taxes	48,518	43,730	36,105
Supplemental disclosure of non-cash information:			
Changes in accounts payable related to purchases of property, plant and equipment	(4,497)	(2,248)	9,800

NOTE 4 —SUPPLIER FINANCE PROGRAM

We have a supplier finance program managed through two global financial institutions under which we agree to pay the financial institutions the stated amount of confirmed invoices from our participating suppliers on the invoice due date. We, or the global financial institutions, may terminate our agreements at any time upon 30 days written notice. We do not provide any forms of guarantees under these agreements. Supplier participation in the program is solely up to the supplier. We have no economic interest in a supplier's decision to participate in the program, and their participation has no bearing on our payment terms or amounts due. The payment terms that we have with our suppliers under this program are considered commercially reasonable. As of June 30, 2024 and June 30, 2023, the obligations outstanding that the Company has confirmed as valid to the financial institutions under the program were $26.1 million and $20.7 million, respectively, and were recorded within trade accounts payable.

NOTE 5 — FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three levels to prioritize the inputs used in valuations, as defined below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable.

As of June 30, 2024, the fair values of the Company's financial assets and financial liabilities measured at fair value on a recurring basis are categorized as follows:

(in thousands)	Level 1		Level 2		Level 3		Total	
Assets:								
Derivatives [1]	$	—	$	91	$	—	$	91
Total assets at fair value	$	—	$	91	$	—	$	91
Liabilities:								
Derivatives [1]	$	—	$	89	$	—	$	89
Total liabilities at fair value	$	—	$	89	$	—	$	89

As of June 30, 2023, the fair value of the Company's financial assets and financial liabilities measured at fair value on a recurring basis are categorized as follows:

(in thousands)	Level 1		Level 2		Level 3		Total	
Assets:								
Derivatives [1]	$	—	$	68	$	—	$	68
Total assets at fair value	$	—	$	68	$	—	$	68
Liabilities:								
Derivatives [1]	$	—	$	100	$	—	$	100
Total liabilities at fair value	$	—	$	100	$	—	$	100

[1] Currency derivatives are valued based on observable market spot and forward rates and are classified within Level 2 of the fair value hierarchy.

There have been no changes in classification and transfers between levels in the fair value hierarchy in the current period.

NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As part of our financial risk management program, we use certain derivative financial instruments. See Note 2 for discussion on our derivative instruments and hedging activities policy.

The fair value of derivatives designated and not designated as hedging instruments in the consolidated balance sheets are as follows:

(in thousands)	2024		2023	
Derivatives designated as hedging instruments				
Other current assets - range forward contracts	$	43	$	—
Total derivatives designated as hedging instruments		43		—
Derivatives not designated as hedging instruments				
Other current assets - currency forward contracts	$	48	$	68
Other current liabilities - currency forward contracts		(89)		(100)
Total derivatives not designated as hedging instruments		(41)		(32)
Total derivatives	$	2	$	(32)

Certain currency forward contracts that hedge significant cross-border intercompany loans are considered as other derivatives and therefore do not qualify for hedge accounting. These contracts are recorded at fair value in the consolidated balance sheets, with the offset to other (income) expense, net. Losses (gains) related to derivatives not designated as hedging instruments have been recognized as follows:

(in thousands)	2024	2023	2022
Other (income) expense, net - currency forward contracts	$ 69	$ (435)	$ 377

CASH FLOW HEDGES

Range forward contracts (a transaction where both a put option is purchased and a call option is sold) are designated as cash flow hedges and hedge anticipated cash flows from cross-border intercompany sales of products and services. Gains and losses realized on these contracts are recorded in accumulated other comprehensive loss and are recognized as a component of cost of goods sold when the underlying sale of products or services is recognized into earnings. The notional amount of the contracts translated into U.S. dollars at June 30, 2024 was $6.4 million. There were no such contracts outstanding as of June 30, 2023. The time value component of the fair value of range forward contracts is excluded from the assessment of hedge effectiveness.

The following represents losses, net of tax, related to cash flow hedges:

(in thousands)	2024	2023
Unrealized loss recognized in other comprehensive income	$ (26)	$ —

NET INVESTMENT HEDGES

As of June 30, 2024, we had certain foreign currency-denominated intercompany loans payable with a total aggregate principal amount of ¥279.7 million, designated as net investment hedges to hedge the foreign exchange exposure of our net investment in our China-based subsidiaries. As of June 30, 2023, we had no foreign currency-denominated intercompany loans payable designated as net investment hedges. A loss of $0.2 million and a gain of $0.7 million were recorded as a component of foreign currency translation adjustments in other comprehensive loss as of June 30, 2024 and June 30, 2023, respectively.

As of June 30, 2024, the foreign currency-denominated intercompany loans payable designated as net investment hedges consisted of:

Instrument	Notional (CNY in thousands)[2]	Notional (USD in thousands)[2]	Maturity
Foreign currency-denominated intercompany loan payable	¥ 111,541	$ 15,356	November 2024
Foreign currency-denominated intercompany loan payable	¥ 109,962	$ 15,138	February 2025
Foreign currency-denominated intercompany loan payable	¥ 58,213	$ 8,014	April 2025

[2] Includes principal and accrued interest.

NOTE 7 — INVENTORIES

Inventories consisted of the following at June 30:

(in thousands)	2024	2023
Finished goods	$ 310,965	$ 328,094
Work in process and powder blends	216,203	233,346
Raw materials	77,050	81,552
Inventories at current cost	604,218	642,992
Less: LIFO valuation	(89,586)	(85,362)
Total inventories	$ 514,632	$ 557,630

We used the LIFO method of valuing inventories for approximately 33 percent of total inventories at June 30, 2024 and 2023.

NOTE 8 — GOODWILL AND OTHER INTANGIBLE ASSETS

As of June 30, 2024, $271.6 million of goodwill was allocated to the Metal Cutting reporting unit. We completed annual tests of goodwill impairment and recorded no impairments during 2024, 2023 or 2022 for our Metal Cutting reporting unit. We can use a qualitative test, known as "Step 0," or a quantitative method to determine whether impairment has occurred. In 2024, we elected to implement Step 0 and were not required to conduct the quantitative analysis. In 2023 and 2022, we performed quantitative analyses using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information.

In 2024, the Company completed a business combination for total consideration of approximately $6.5 million. Goodwill of approximately $3.8 million was recorded in the Metal Cutting segment as a result of the acquisition.

A summary of the carrying amount of goodwill attributable to each segment, as well as the changes in such, is as follows:

(in thousands)	Metal Cutting	Infrastructure	Total
Gross goodwill	$ 441,891	$ 633,211	$ 1,075,102
Accumulated impairment losses	(177,661)	(633,211)	(810,872)
Balance as of June 30, 2022	$ 264,230	$ —	$ 264,230
Activity for the year ended June 30, 2023:			
Change in gross goodwill due to translation	5,321	—	5,321
Gross goodwill	447,212	633,211	1,080,423
Accumulated impairment losses	(177,661)	(633,211)	(810,872)
Balance as of June 30, 2023	$ 269,551	$ —	$ 269,551
Activity for the year ended June 30, 2024:			
Acquisition	3,800	—	3,800
Change in gross goodwill due to translation	(1,784)	—	(1,784)
Gross goodwill	449,228	633,211	1,082,439
Accumulated impairment losses	(177,661)	(633,211)	(810,872)
Balance as of June 30, 2024	$ 271,567	$ —	$ 271,567

During 2024, the Company determined that certain trademarks were no longer considered indefinite-lived and commenced amortization. The components of our other intangible assets were as follows:

(in thousands)	Estimated Useful Life (in years)	June 30, 2024		June 30, 2023	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Technology-based and other	4 to 20	$ 31,715	$ (24,476)	$ 31,872	$ (23,838)
Customer-related	10 to 21	179,529	(120,091)	179,889	(112,890)
Unpatented technology	10 to 30	31,485	(27,130)	31,487	(25,177)
Trademarks	5 to 20	23,044	(12,655)	12,426	(11,441)
Trademarks	Indefinite	—	—	10,836	—
Total		$ 265,773	$ (184,352)	$ 266,510	$ (173,346)

Amortization expense for intangible assets was $11.6 million, $12.6 million and $13.0 million for 2024, 2023 and 2022, respectively. Estimated amortization expense for 2025 through 2029 is $10.6 million, $10.3 million, $8.8 million, $7.8 million, and $7.7 million, respectively.

NOTE 9 — LEASES

At the inception of our contracts, we determine if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement. For leases that do not have a readily determinable implicit rate, we use a discount rate based on our incremental borrowing rate, which is determined considering factors such as the lease term, our credit rating and the economic environment of the location of the lease as of the commencement date.

We account for non-lease components separately from lease components. These costs often relate to the payments for a proportionate share of real estate taxes, insurance, common area maintenance and other operating costs in addition to base rent. We also do not recognize ROU assets and liabilities for leases with an initial term of 12 months or less. Lease costs associated with leases of less than 12 months were $5.9 million, $7.0 million and $3.7 million for the years ended June 30, 2024, 2023 and 2022, respectively.

As a lessee, we have various operating lease agreements primarily related to real estate, vehicles and office and plant equipment. Our real estate leases, which are comprised primarily of manufacturing, warehousing, office and administration facilities, represent a majority of our lease liability. Our lease payments are largely fixed. Any variable lease payments, including utilities, common area maintenance and repairs and maintenance, are expensed during the period incurred. Variable lease costs were immaterial for the years ended June 30, 2024, 2023 and 2022. A majority of our real estate leases include options to extend the lease and options to early terminate the lease. Leases with an early termination option generally involve a termination payment. We review all options to extend, terminate, or purchase the ROU assets at the inception of the lease and account for these options when they are reasonably certain of being exercised. Our lease agreements generally do not contain any material residual value guarantees or materially restrictive covenants. We do not have any material leases that have been signed but not commenced, and we did not have any material lease transactions with related parties.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in operating expense on our consolidated statements of income. Operating lease cost was $22.3 million, $22.0 million and $21.3 million in 2024, 2023 and 2022, respectively.

The following table sets forth supplemental balance sheet information related to our operating leases:

Year Ended June 30	2024	2023	2022
Weighted average remaining lease term	8.6 years	8.0 years	8.1 years
Weighted average discount rate	4.3 %	3.8 %	3.2 %

The following table sets forth supplemental cash flow information related to our operating leases:

Year Ended June 30 (in thousands)	2024	2023	2022
Operating cash outflows from operating leases	$ 16,360	$ 15,040	$ 17,592
ROU assets obtained in exchange for new operating lease liabilities	$ 17,640	$ 8,066	$ 15,430

The following table sets forth the maturities of our operating lease liabilities and reconciles the respective undiscounted payments to the operating lease liabilities in the consolidated balance sheet as of June 30, 2024:

Year Ended June 30	(in thousands)
2025	$ 14,409
2026	11,065
2027	7,630
2028	4,906
2029	2,845
Thereafter	14,719
Total undiscounted operating lease payments	$ 55,574
Less: discount to net present value	7,177
Total operating lease liabilities	$ 48,397

NOTE 10 — OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at June 30:

(in thousands)		2024		2023
Accrued employee benefits	$	34,542	$	36,980
Payroll, state and local taxes		10,752		11,606
Accrued professional and legal fees		12,698		10,730
Accrued environmental		1,559		1,658
Accrued restructuring (Note 16)		8,415		9,379
Accrued interest		3,330		3,425
Other		72,816		64,010
Total other current liabilities	$	144,112	$	137,788

NOTE 11 — LONG-TERM DEBT

Long-term debt consisted of the following at June 30:

(in thousands)		2024		2023
2.800% Senior Unsecured Notes due fiscal 2031, net of discount of $0.1 million for 2024 and $0.1 million for 2023	$	299,878	$	299,860
4.625% Senior Unsecured Notes due fiscal 2028, net of discount of $0.9 million for 2024 and $1.1 million for 2023		299,139		298,920
Total term debt		599,017		598,780
Less unamortized debt issuance costs		(3,037)		(3,608)
Total long-term debt	$	595,980	$	595,172

In February 2021, we issued $300.0 million of 2.800 percent Senior Unsecured Notes with a maturity date of March 1, 2031. Interest is paid semi-annually on March 1 and September 1 of each year. On June 7, 2018, we issued $300.0 million of 4.625 percent Senior Unsecured Notes with a maturity date of June 15, 2028. Interest on these notes is paid semi-annually on June 15 and December 15 of each year.

Future principal maturities of long-term debt are $300.0 million in 2028 and $300.0 million in 2031.

Fixed rate debt had a fair market value of $545.9 million and $527.4 million at June 30, 2024 and 2023, respectively. The Level 2 fair value is determined based on the quoted market prices for similar debt instruments as of June 30, 2024 and 2023, respectively.

NOTE 12 — REVOLVING AND OTHER LINES OF CREDIT AND NOTES PAYABLE

During fiscal 2022, we entered into the Sixth Amended and Restated Credit Agreement dated as of June 14, 2022 (the Credit Agreement). The Credit Agreement is a five-year, multi-currency, revolving credit facility, which we use to augment cash from operations and as an additional source of funds. The Credit Agreement provides for revolving credit loans of up to $700.0 million for working capital, capital expenditures and general corporate purposes. The Credit Agreement allows for borrowings in U.S. dollars, euros, pounds sterling and Japanese yen. Interest payable under the Credit Agreement is based upon the type of borrowing under the facility and may be (1) Euro Interbank Offered Rate (EURIBOR), Sterling Overnight Index Average (SONIA), Tokyo Interbank Offered Rate (TIBOR), and Secured Overnight Financing Rate (SOFR) for any borrowings in euros, pounds sterling, yen, and U.S. dollars, respectively, plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus an applicable margin, or (3) fixed as negotiated by us. The Credit Agreement matures in June 2027.

The Credit Agreement requires us to comply with various restrictive and affirmative covenants, including one financial covenant: a maximum leverage ratio where debt, net of domestic cash in excess of $25 million and sixty percent of the unrestricted cash held outside of the United States, must be less than or equal to 3.75 times trailing twelve months EBITDA, adjusted for certain non-cash expenses.

As of June 30, 2024, we were in compliance with all covenants of the Credit Agreement and we had no borrowings outstanding and $700.0 million of availability. There were no borrowings outstanding as of June 30, 2023. The weighted average interest rate on borrowings under the Credit Agreement was 6.3 percent for the year ended June 30, 2024.

Borrowings on other lines of credit and notes payable were $1.4 million and $0.7 million at June 30, 2024 and 2023, respectively. The lines of credit represented short-term borrowings under credit lines with commercial banks in the various countries in which we operate. The availability of these credit lines, translated into U.S. dollars at June 30, 2024 exchange rates, totaled $56.2 million.

NOTE 13 — INCOME TAXES

Income (loss) before income taxes consisted of the following for the years ended June 30:

(in thousands)		2024		2023		2022
Income (loss) before income taxes:						
United States	$	(13,544)	$	(14,702)	$	10,109
International		157,994		174,323		196,624
Total income before income taxes	$	144,450	$	159,621	$	206,733
Current income tax expense (benefit):						
Federal	$	(4,003)	$	2,007	$	1,115
State		1,045		546		106
International		41,784		42,921		44,019
Total current income tax expense		38,826		45,474		45,240
Deferred income tax expense (benefit):						
Federal	$	(3,389)	$	(3,394)	$	10,841
State		(2,880)		683		(676)
International		(1,748)		(6,508)		1,127
Total deferred income tax expense (benefit):		(8,017)		(9,219)		11,292
Provision for income taxes	$	30,809	$	36,255	$	56,532
Effective tax rate		21.3 %		22.7 %		27.3 %

Swiss tax reform

Legislation was effectively enacted during the December quarter of fiscal 2020 when the Canton of Schaffhausen approved the Federal Act on Tax Reform and AHV Financing on October 8, 2019 (Swiss tax reform). Significant changes from Swiss tax reform include the abolishment of certain favorable tax regimes and the creation of a multi-year transitional period at both the federal and cantonal levels.

The transitional provisions of Swiss tax reform allow companies to utilize a combination of lower tax rates and tax basis adjustments to fair value, which are used for tax depreciation and amortization purposes resulting in deductions over the transitional period. To reflect the federal and cantonal transitional provisions, as they apply to us, we recorded a deferred tax asset of $14.5 million during the December quarter of fiscal 2020. We considered the deferred tax asset from Swiss tax reform to be an estimate based on our current interpretation of the legislation, which was subject to change based on further legislative guidance, review with the Swiss federal and cantonal authorities, and modifications to the underlying valuation. During the December quarter of our fiscal 2023, we adjusted the calculation of the transitional provisions of Swiss tax reform after a review and receipt of a ruling from the Swiss federal and cantonal authorities and recorded a $2.2 million tax benefit to adjust the deferred tax asset and income tax liabilities related to fiscal years 2021 and 2022.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows for the years ended June 30:

(in thousands)		2024		2023		2022
Income taxes at U.S. statutory rate	$	30,335	$	33,520	$	43,414
State income taxes, net of federal tax benefit		(1,412)		971		(450)
U.S. income taxes provided on international income		4,272		4,583		12,815
Combined tax effects of international income		10,163		5,761		2,747
Change in valuation allowance and other uncertain tax positions		(3,398)		(4,060)		(614)
U.S. research and development credit		(4,026)		(3,325)		(2,814)
Change in permanent reinvestment assertion		—		—		775
Combined effects of Swiss tax reform		(7,801)		(2,225)		—
Non-deductible executive compensation		2,389		667		1,395
Other		287		363		(736)
Provision for income taxes	$	30,809	$	36,255	$	56,532

During 2024, we recorded a tax benefit of $7.8 million to record the effects of a tax rate increase enacted by the cantonal and municipal tax authorities where we operate in Switzerland. The impact of this item is included in the tax reconciliation table under the caption "Combined effects of Swiss tax reform."

During 2024, we recorded a tax benefit of $6.2 million to reduce an accrual for an unrecognized tax benefit due to the lapse of the statute of limitation. The impact of this item is included in the tax reconciliation table under the caption "Change in valuation allowance and other uncertain tax positions."

During 2024, we recorded a tax charge of $3.1 million to settle income tax litigation in Italy. The impact of this item is included in the tax reconciliation table under the caption "Change in valuation allowance and other uncertain tax positions."

During 2023, we released a $2.9 million valuation allowance that was previously recorded against our net deferred tax assets in Brazil. The impact of this item is included in the tax reconciliation table under the caption "Change in valuation allowance and other uncertain tax positions."

During 2023, we recorded a tax benefit of $2.2 million to reflect the adjustment of our calculation of the transitional provisions of Swiss tax reform. The impact of this item is included in the tax reconciliation table under the caption "Combined effects of Swiss tax reform."

The components of net deferred tax assets and liabilities were as follows at June 30:

(in thousands)		2024		2023
Deferred tax assets:				
Net operating loss (NOL) carryforwards	$	20,340	$	24,111
Inventory valuation and reserves		9,322		9,677
Accrued employee benefits		13,627		14,758
Operating lease liabilities		12,097		11,229
Other accrued liabilities		13,810		13,963
Capitalized research and development costs		35,637		25,187
Tax credits and other carryforwards		18,231		22,601
Intangible assets		11,095		5,209
Total		134,159		126,735
Valuation allowance		5,911		8,281
Total deferred tax assets	$	128,248	$	118,454
Deferred tax liabilities:				
Tax depreciation in excess of book	$	58,723	$	62,763
Operating lease right-of-use assets		12,038		11,084
Unremitted earnings not permanently reinvested		6,931		4,831
Pension benefits		2,633		1,808
Other		4,761		4,511
Total deferred tax liabilities	$	85,086	$	84,997
Total net deferred tax assets (liabilities)	$	43,162	$	33,457

Included in deferred tax assets at June 30, 2024 is $18.2 million associated with tax credits and other carryforward items in the U.S. and Europe. Of that amount, $17.4 million expires through 2044, and $0.8 million does not expire.

Included in deferred tax assets at June 30, 2024 is $20.3 million associated with NOL carryforwards in U.S. state and foreign jurisdictions. Of that amount, $2.9 million expires through 2029, $0.8 million expires through 2034, $0.9 million expires through 2039, $3.4 million expires through 2044, and the remaining $12.3 million does not expire. The realization of these tax benefits is primarily dependent on future taxable income in these jurisdictions.

A valuation allowance of $5.9 million has been placed against deferred tax assets primarily in U.S. state, Hong Kong and Bolivia jurisdictions, all of which would be allocated to income tax expense upon realization of the deferred tax assets. As the respective operations generate sufficient income, the valuation allowances will be partially or fully reversed at such time we believe it will be more likely than not that the deferred tax assets will be realized. In 2024, the valuation allowance related to these deferred tax assets decreased by $2.4 million.

We consider the majority of the $1.6 billion unremitted earnings of our non-U.S. subsidiaries to be permanently reinvested. With regard to these unremitted earnings, we have not, nor do we anticipate the need to, repatriate funds to the U.S. to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested earnings is not practicable due to our legal entity structure and the complexity of U.S. and local tax laws. With regard to the small portion of unremitted earnings that are not indefinitely reinvested, we maintain a deferred tax liability for foreign withholding and U.S. state income taxes. The deferred tax liability associated with unremitted earnings of our non-U.S. subsidiaries not permanently reinvested is $6.9 million as of June 30, 2024.

In 2012, we received an assessment from the Italian tax authority that denied certain tax deductions primarily related to our 2008 tax return. Attempts at negotiating a reasonable settlement with the tax authority were unsuccessful; and as a result, we decided to litigate the matter which was eventually settled during 2024. We continue to believe the assessment was baseless and that our 2008 tax return was compliant, in all material respects, with Italian income tax rules and regulations. Accordingly, no income tax liability had been recorded in connection with this assessment in any period. During fiscal 2023, the Italian government launched a tax amnesty program aimed at reducing the number of tax disputes pending before the Italian courts. Pursuant to program guidelines, payments made to successfully resolve a dispute had to be received by the Italian government no later than September 30, 2023. Due to the prolonged amount of time the case had been pending, and the inherent costs and risks of further litigating the matter, we decided to negotiate a settlement with the Italian tax authority that resulted in an income tax charge of $3.1 million during fiscal 2024. With this settlement, the matter is officially closed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalty) is as follows as of June 30:

(in thousands)	2024	2023	2022
Balance at beginning of year	$ 6,935	$ 7,598	$ 8,656
(Decreases)/Increases for tax positions of prior years	—	(658)	105
Increase for tax positions related to the current year	79	—	—
Decreases related to lapse of statute of limitations	(5,686)	(99)	(779)
Foreign currency translation	(19)	94	(384)
Balance at end of year	$ 1,309	$ 6,935	$ 7,598

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in 2024, 2023 and 2022 is $1.3 million, $6.9 million and $7.6 million, respectively. We believe that it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $0.1 million within the next twelve months.

Our policy is to recognize interest and penalties related to income taxes as a component of the provision for income taxes in the consolidated statements of income. We recognized a decrease of $0.9 million and $0.3 million in 2024 and 2023, respectively, and an increase of $0.1 million in 2022. As of June 30, 2024 and 2023, the amount of interest accrued was $0.1 million and $1.0 million, respectively. As of June 30, 2024 and 2023, the amount of penalty accrued was $0.1 million.

With few exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2019. The Internal Revenue Service has audited, or the statute of limitations has expired, for all U.S. tax years prior to 2020. Various state and foreign jurisdiction tax authorities are in the process of examining our income tax returns for various tax years ranging from 2017 to 2023. We continuously review our uncertain tax positions and evaluate any potential issues that may lead to an increase or decrease in the total amount of unrecognized tax benefits recorded.

NOTE 14 — PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Pension Plans

We have defined benefit pension plans that cover certain employees in the U.S., Germany, the UK, Switzerland, Canada, India and Israel. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation for specified years preceding retirement. We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. The accrued benefit for all participants in the Kennametal Inc. Retirement Income Plan was frozen as of December 31, 2016. The majority of our defined benefit pension plans are closed to future participation.

We have an Executive Retirement Plan for certain executives and a Supplemental Executive Retirement Plan both of which are closed to future participation as of June 15, 2017 and July 26, 2006, respectively.

We presently provide varying levels of postretirement health care and life insurance benefits to certain employees and retirees. By fiscal 2019, participants over the age of 65 were transitioned to a private exchange and some received a fixed Health Retirement Account (HRA) contribution to offset the cost of their coverage. Postretirement health and life benefits are closed to future participants as of December 31, 2016.

We use a June 30 measurement date for all of our plans. During fiscal 2021, as part of the plan to wind-up the fully frozen, overfunded Canadian defined benefit pension plans, the Company purchased an upfront annuity for retirees. The Company expects to complete the wind-up of the Canadian plans by fiscal 2025.

During 2023, the Company annuitized a portion of its UK defined benefit pension plans through the purchase of a full buy-in policy. The Company expects to progress to a buy-out and an eventual wind-up of this portion of the UK plans after completing customary procedures including obtaining relevant regulatory approvals, the timing of which is expected to occur over the next year.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets as of June 30 were as follows:

(in thousands)		2024		2023
Change in benefit obligation:				
Benefit obligation, beginning of year	$	695,911	$	741,009
Service cost		1,181		963
Interest cost		35,551		32,235
Participant contributions		434		486
Actuarial gains		(4,575)		(32,622)
Benefits and expenses paid		(54,130)		(52,625)
Currency translation adjustments		(2,031)		7,372
Plan amendments		(51)		(50)
Plan settlements		(668)		(1,260)
Plan curtailments		—		(3)
Other adjustments		5,432		406
Benefit obligation, end of year	$	677,054	$	695,911
Change in plans' assets:				
Fair value of plans' assets, beginning of year	$	650,180	$	695,965
Actual return on plans' assets		26,205		(4,063)
Company contributions		10,104		7,842
Participant contributions		434		486
Plan settlements		(668)		(1,260)
Benefits and expenses paid		(54,130)		(52,625)
Currency translation adjustments		(372)		3,842
Other adjustments		4,335		(7)
Fair value of plans' assets, end of year	$	636,088	$	650,180
Funded status of plans	$	(40,966)	$	(45,731)
Amounts recognized in the balance sheets consist of:				
Long-term prepaid benefit	$	70,016	$	70,567
Short-term accrued benefit obligation		(7,401)		(7,562)
Accrued pension benefits		(103,581)		(108,736)
Net amount recognized	$	(40,966)	$	(45,731)

The pre-tax amounts related to our defined benefit pension plans recognized in accumulated other comprehensive loss were as follows at June 30:

(in thousands)		2024		2023
Unrecognized net actuarial losses	$	291,650	$	284,054
Unrecognized net prior service costs		1,728		1,772
Unrecognized transition obligations		—		76
Total	$	293,378	$	285,902

To the best of our knowledge and belief, the asset portfolios of our defined benefit pension plans do not contain our capital stock. Apart from the partial annuitization of the Canadian and UK plans as previously mentioned, we do not issue insurance contracts to cover future annual benefits of defined benefit pension plan participants. The accumulated benefit obligation for all defined benefit pension plans was $674.2 million and $695.3 million as of June 30, 2024 and 2023, respectively.

Included in the above information are plans with accumulated benefit obligations exceeding the fair value of plan assets as of June 30 as follows:

(in thousands)		2024		2023
Projected benefit obligation	$	118,111	$	123,065
Accumulated benefit obligation		117,371		122,395
Fair value of plan assets		7,216		6,739

The components of net periodic pension income include the following as of June 30:

(in thousands)		2024		2023		2022
Service cost	$	1,181	$	963	$	1,117
Interest cost		35,551		32,235		22,532
Expected return on plans' assets		(44,592)		(40,124)		(51,928)
Amortization of transition obligation		76		84		94
Amortization of prior service cost		(4)		5		13
Curtailment		—		(1)		(2)
Settlement		(4)		18		205
Recognition of actuarial losses		5,753		4,440		11,702
Other adjustments		14		431		277
Net periodic pension income	$	(2,025)		(1,950)		(15,990)

As of June 30, 2024, the projected benefit payments, including future service accruals for these plans for 2025 through 2029, are $57.6 million, $55.6 million, $55.9 million, $54.7 million and $54.2 million, respectively, and $254.3 million in 2030 through 2034.

The amounts of accumulated other comprehensive loss expected to be recognized in net periodic pension cost during 2025 related to net actuarial losses are $8.4 million. The amount of accumulated other comprehensive income expected to be recognized in net periodic pension cost during 2025 related to transition obligations and prior service cost is immaterial.

We expect to contribute approximately $10.0 million to our pension plans in 2025, which is primarily for international plans.

Other Postretirement Benefit Plans

The funded status of our other postretirement benefit plans and the related amounts recognized in the consolidated balance sheets were as follows:

(in thousands)		2024		2023
Change in benefit obligation:				
Benefit obligation, beginning of year	$	7,891	$	9,113
Interest cost		424		417
Actuarial losses		16		(442)
Benefits paid		(1,039)		(1,067)
Other		48		(130)
Benefit obligation, end of year	$	7,340	$	7,891
Funded status of plan	$	(7,340)	$	(7,891)
Amounts recognized in the balance sheets consist of:				
Short-term accrued benefit obligation	$	(1,006)	$	(1,091)
Accrued postretirement benefits		(6,334)		(6,800)
Net amount recognized	$	(7,340)	$	(7,891)

The pre-tax amounts related to our other postretirement benefit plans which were recognized in accumulated other comprehensive loss were as follows at June 30:

(in thousands)		2024		2023
Unrecognized net actuarial losses	$	1,897	$	2,023
Unrecognized net prior service credits		(1,124)		(1,378)
Total	$	773	$	645

The components of net periodic other postretirement benefit cost include the following for the years ended June 30:

(in thousands)		2024		2023		2022
Interest cost	$	424	$	417	$	288
Amortization of prior service credit		(254)		(271)		(276)
Recognition of actuarial loss		142		192		297
Net periodic other postretirement benefit cost	$	312	$	338	$	309

As of June 30, 2024, the projected benefit payments, including future service accruals for our other postretirement benefit plans for 2025 through 2029, are $1.0 million, $1.0 million, $0.9 million, $0.8 million and $0.7 million, respectively, and $2.9 million in 2030 through 2034.

The amounts of accumulated other comprehensive loss expected to be recognized in net periodic other postretirement benefits cost during 2025 related to net actuarial losses and related to prior service credit are costs of $0.1 million and income of $0.3 million, respectively.

We expect to contribute $1.0 million to our other postretirement benefit plans in 2025.

The service cost component of net periodic pension income of $1.2 million, $1.0 million and $1.1 million for 2024, 2023 and 2022, respectively, was reported as a component of cost of goods sold and operating expense. The other components of net periodic pension income and net periodic other postretirement benefit cost totaling a net benefit of $2.9 million, $2.6 million and $16.8 million for 2024, 2023 and 2022, respectively, were presented as a component of other (income) expense, net.

Assumptions

The significant actuarial assumptions used to determine the present value of net benefit obligations for our defined benefit pension plans and other postretirement benefit plans were as follows:

	2024	2023	2022
Discount Rate:			
U.S. plans	5.7-5.8%	5.6-6.3%	4.3-5.0%
International plans	1.3-7.2%	1.8-5.4%	2.0-5.0%
Rates of future salary increases:			
U.S. plans (Executive Retirement Plan only)	4.0 %	4.0 %	4.0 %
International plans	1.8-8.0%	1.8 %	1.5 %

The significant assumptions used to determine the net periodic income for our pension and other postretirement benefit plans were as follows:

	2024	2023	2022
Discount Rate:			
U.S. plans	5.6-6.3%	4.3-5.0%	1.2-3.0%
International plans	1.8-7.3%	1.8-5.0%	0.3-3.2%
Rates of future salary increases:			
U.S. plans (Executive Retirement Plan only)	4.0 %	4.0 %	4.0 %
International plans	1.8-8.0%	1.5 %	1.5 %
Rate of return on plans assets:			
U.S. plans	6.3 %	5.2 %	6.5 %
International plans	1.8-7.3%	2.0-5.0%	0.3-5.0%

The rates of return on plan assets are based on historical performance, as well as future expected returns by asset class considering macroeconomic conditions, current portfolio mix, long-term investment strategy and other available relevant information.

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for our postretirement benefit plans was no longer applicable in 2024. The assumptions were as follows for 2023 and 2022:

	2023	2022
Health care costs trend rate assumed for next year	7.0 %	6.3 %
Rate to which the cost trend rate gradually declines	5.0 %	5.0 %
Year that the rate reaches the rate at which it is assumed to remain	2031	2027

Plan Assets

The primary objective of certain of our pension plans' investment policies is to ensure that sufficient assets are available to provide the benefit obligations at the time the obligations come due. The overall investment strategy for the defined benefit pension plans' assets combines considerations of preservation of principal and moderate risk-taking. The assumption of an acceptable level of risk is warranted in order to achieve satisfactory results consistent with the long-term objectives of the portfolio. Fixed income securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans' cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the effect of losses in single investments.

Investment management practices for U.S. defined benefit pension plans must comply with ERISA and all applicable regulations and rulings thereof. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

The Company utilizes a liability driven investment strategy (LDI) for the assets of its U.S. defined benefit pension plans in order to reduce the volatility of the funded status of these plans and to meet the obligations at an acceptable cost over the long term. This LDI strategy entails modifying the asset allocation and duration of the assets of the plans to more closely match the liability profile of these plans. The asset reallocation involves increasing the fixed income allocation, reducing the equity component and adding alternative investments. Longer duration interest rate swaps have been utilized periodically in order to increase the overall duration of the asset portfolio to more closely match the liabilities.

Our defined benefit pension plans' asset allocations as of June 30, 2024 and 2023 and target allocations for 2025, by asset class, were as follows:

	2024	2023	Target %
Equity	13 %	16 %	13 %
Fixed Income	83	80	82
Other	4	4	5

The following sections describe the valuation methodologies used to measure the fair value of the defined benefit pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified (see Note 5 for the definition of fair value and a description of the fair value hierarchy).

Corporate fixed income securities Investments in corporate fixed income securities consist of corporate debt and asset backed securities. These investments are classified as level two and are valued using independent observable market inputs such as the treasury curve, swap curve and yield curve.

Common stock Common stocks are classified as level one and are valued at their quoted market price.

Government securities Investments in government securities consist of fixed income securities such as U.S. government and agency obligations and foreign government bonds and asset and mortgage backed securities such as obligations issued by government sponsored organizations. These investments are classified as level two and are valued using independent observable market inputs such as the treasury curve, credit spreads and interest rates.

Other fixed income securities Investments in other fixed income securities are classified as level two and valued based on observable market data.

Other Other investments consist primarily of state and local obligations and short term investments including cash, corporate notes, and various short term debt instruments which can be redeemed within a nominal redemption notice period. These investments are primarily classified as level two and are valued using independent observable market inputs.

The fair value methods described may not be reflective of future fair values. Additionally, while the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents the fair value of the benefit plans' assets by asset category as of June 30, 2024:

(in thousands)	Level 1	Level 2	Level 3	NAV[3]	Total
Common / collective trusts [3]:					
Blend funds	$ —	$ —	$ —	$ 50,802	$ 50,802
Mutual funds	—	—	—	28,721	28,721
Corporate fixed income securities	—	329,284	—	—	329,284
Common stock	6,408	—	—	—	6,408
Government securities:					
U.S. government securities	—	102,806	—	—	102,806
Foreign government securities	—	63,234	—	—	63,234
Other fixed income securities	—	30,756	—	—	30,756
Other	—	24,077	—	—	24,077
Total investments	$ 6,408	$ 550,157	$ —	$ 79,523	$ 636,088

The following table presents the fair value of the benefit plans' assets by asset category as of June 30, 2023:

(in thousands)	Level 1	Level 2	Level 3	NAV[3]	Total
Common / collective trusts [3]:					
Blend funds	$ —	$ —	$ —	$ 50,612	$ 50,612
Mutual funds	—	—	—	27,800	27,800
Corporate fixed income securities	—	356,263	—	—	356,263
Common stock	14,438	—	—	—	14,438
Government securities:					
U.S. government securities	—	105,624	—	—	105,624
Foreign government securities	—	28,050	—	—	28,050
Other fixed income securities	—	55,404	—	—	55,404
Other	717	11,272	—	—	11,989
Total investments	$ 15,155	$ 556,613	$ —	$ 78,412	$ 650,180

[3] Investments in common / collective trusts invest primarily in publicly traded securities and are valued using net asset value (NAV) of units of a bank collective trust. Therefore, these amounts have not been classified in the fair value hierarchy and are presented in the tables to reconcile the fair value hierarchy to the total fair value of plan assets.

Defined Contribution Plans

We sponsor several defined contribution retirement plans. Costs for defined contribution plans were $16.3 million, $15.8 million and $14.2 million in 2024, 2023 and 2022, respectively.

Certain U.S. employees are eligible to participate in the Kennametal Thrift Plus Plan (Thrift), which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Under the Thrift, eligible employees receive a full match of their contributions up to 6 percent of eligible compensation.

All contributions, including the company match and discretionary, are made in cash and invested in accordance with participants' investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of company stock to another investment choice, other than excessive trading rules applicable to such investments. Employee contributions and our matching and discretionary contributions vest immediately as of the participants' employment dates.

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of and changes in accumulated other comprehensive loss (AOCL) were as follows, net of tax, for the year ended June 30, 2024 (in thousands):

Attributable to Kennametal:	Pension and other postretirement benefits	Currency translation adjustment	Derivatives	Total
Balance, June 30, 2023	$ (215,435)	$ (202,641)	$ 3,733	$ (414,343)
Other comprehensive loss before reclassifications	(10,100)	(13,623)	(26)	(23,749)
Amounts reclassified from AOCL	4,227	—	(725)	3,502
Net other comprehensive loss	(5,873)	(13,623)	(750)	(20,247)
AOCL, June 30, 2024	$ (221,308)	$ (216,264)	$ 2,983	$ (434,589)

Attributable to noncontrolling interests:				
Balance, June 30, 2023	$ —	$ (8,139)	$ —	$ (8,139)
Other comprehensive loss before reclassifications	—	(541)	—	(541)
Net other comprehensive loss	—	(541)	—	(541)
AOCL, June 30, 2024	$ —	$ (8,680)	$ —	$ (8,680)

The components of and changes in AOCL were as follows, net of tax, for the year ended June 30, 2023 (in thousands):

Attributable to Kennametal:	Pension and other postretirement benefits		Currency translation adjustment		Derivatives		Total	
Balance, June 30, 2022	$	(208,406)	$	(210,048)	$	4,503	$	(413,951)
Other comprehensive (loss) income before reclassifications		(10,402)		7,407		—		(2,995)
Amounts reclassified from AOCL		3,373		—		(770)		2,603
Net other comprehensive (loss) income		(7,029)		7,407		(770)		(392)
AOCL, June 30, 2023	$	(215,435)	$	(202,641)	$	3,733	$	(414,343)

Attributable to noncontrolling interests:								
Balance, June 30, 2022	$	—	$	(7,547)	$	—	$	(7,547)
Other comprehensive loss before reclassifications		—		(592)		—		(592)
Net other comprehensive loss		—		(592)		—		(592)
AOCL, June 30, 2023	$	—	$	(8,139)	$	—	$	(8,139)

The components of and changes in AOCL were as follows, net of tax, for the year ended June 30, 2022 (in thousands):

Attributable to Kennametal:	Pension and other postretirement benefits		Currency translation adjustment		Derivatives		Total	
Balance, June 30, 2021	$	(213,172)	$	(122,428)	$	5,273	$	(330,327)
Other comprehensive loss before reclassifications		(4,163)		(87,620)		—		(91,783)
Amounts reclassified from AOCL		8,929		—		(770)		8,159
Net other comprehensive income (loss)		4,766		(87,620)		(770)		(83,624)
AOCL, June 30, 2022	$	(208,406)	$	(210,048)	$	4,503	$	(413,951)

Attributable to noncontrolling interests:								
Balance, June 30, 2021	$	—	$	(3,982)	$	—	$	(3,982)
Other comprehensive loss before reclassifications		—		(3,565)		—		(3,565)
Net other comprehensive loss		—		(3,565)		—		(3,565)
AOCL, June 30, 2022	$	—	$	(7,547)	$	—	$	(7,547)

Reclassifications out of AOCL for the years ended June 30, 2024, 2023 and 2022 consisted of the following:

Details about AOCL components (in thousands)	Year Ended June 30,			Affected line item in the Income Statement
	2024	2023	2022	
(Gains) and losses on cash flow hedges:				
Forward starting interest rate swaps	$ (1,020) $	(1,020) $	(1,020)	Interest expense
Currency exchange contracts	60	—	—	Cost of goods sold
Total before tax	(960)	(1,020)	(1,020)	
Tax impact	235	250	250	Provision for income taxes
Net of tax	$ (725) $	(770) $	(770)	
Pension and other postretirement benefits:				
Amortization of transition obligations	$ 76 $	84 $	94	Other expense (income), net
Amortization of prior service credit	(258)	(266)	(263)	Other expense (income), net
Recognition of actuarial losses	5,895	4,632	11,999	Other expense (income), net
Total before tax	5,713	4,450	11,830	
Tax impact	(1,486)	(1,077)	(2,901)	Provision for income taxes
Net of tax	$ 4,227 $	3,373 $	8,929	

The amount of income tax allocated to each component of other comprehensive loss for the year ended June 30, 2024:

(in thousands)	Pre-tax	Tax impact	Net of tax
Unrealized loss on derivatives designated and qualified as cash flow hedges	$ (34) $	8 $	(26)
Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges	(960)	235	(725)
Unrecognized net pension and other postretirement benefit plans loss	(13,328)	3,228	(10,100)
Reclassification of net pension and other postretirement benefit plans loss	5,713	(1,486)	4,227
Foreign currency translation adjustments	(14,215)	51	(14,164)
Other comprehensive loss	$ (22,824) $	2,036 $	(20,788)

The amount of income tax allocated to each component of other comprehensive loss for the year ended June 30, 2023:

(in thousands)	Pre-tax	Tax impact	Net of tax
Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges	$ (1,020) $	250 $	(770)
Unrecognized net pension and other postretirement benefit plans loss	(13,972)	3,570	(10,402)
Reclassification of net pension and other postretirement benefit plans loss	4,450	(1,077)	3,373
Foreign currency translation adjustments	6,959	(144)	6,815
Other comprehensive loss	$ (3,583) $	2,599 $	(984)

The amount of income tax allocated to each component of other comprehensive income for the year ended June 30, 2022:

(in thousands)	Pre-tax	Tax impact	Net of tax
Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges	$ (1,020) $	250 $	(770)
Unrecognized net pension and other postretirement benefit plans loss	(3,894)	(269)	(4,163)
Reclassification of net pension and other postretirement benefit plans loss	11,830	(2,901)	8,929
Foreign currency translation adjustments	(91,012)	(173)	(91,185)
Other comprehensive loss	$ (84,096) $	(3,093) $	(87,189)

NOTE 16 — RESTRUCTURING AND OTHER CHARGES, NET

In the June quarter of fiscal 2023, we announced an initiative to streamline our cost structure while continuing to invest in our high-return commercial and operational excellence initiatives. Total restructuring and related charges for this program of $20.1 million, compared to a target of approximately $25 million, were recorded through June 30, 2024, consisting of $14.8 million in Metal Cutting and $5.3 million in Infrastructure. The majority of the remaining charges are expected to be recognized in fiscal 2025.

Annual Restructuring Charges

During 2024, we recorded restructuring and related charges of $12.4 million, which consisted of $8.5 million in Metal Cutting and $3.9 million in Infrastructure. These amounts are inclusive of a reversal of restructuring and related charges of $1.1 million related to prior actions, including $0.4 million in operating expense. Also included in restructuring and other charges, net during 2024 is a net benefit of $0.6 million primarily due to the sale of properties.

During 2023, we recorded restructuring and related charges of $6.6 million, which consisted of $5.3 million in Metal Cutting and $1.3 million in Infrastructure. These amounts are inclusive of a reversal of restructuring and related charges of $0.8 million related to prior actions. Also included in restructuring and other charges, net during 2023 is a net benefit of $2.5 million primarily due to the sale of properties.

During 2022, we recorded restructuring and related charges of $4.2 million which consisted of $3.6 million in Metal Cutting and $0.6 million in Infrastructure. Of this amount, a net benefit from the reversal of restructuring charges totaled $1.2 million and restructuring-related charges of $5.5 million were included in cost of goods sold.

As of June 30, 2024, $8.4 million of the restructuring accrual is recorded in other current liabilities and $2.4 million is recorded in other liabilities in our consolidated balance sheet. As of June 30, 2023, $9.4 million of the restructuring accrual is recorded in other current liabilities and $0.5 million is recorded in other liabilities in our consolidated balance sheet. The amounts are as follows:

(in thousands)	June 30, 2023	Expense	Asset Write-Down	Translation	Cash Expenditures	June 30, 2024
Severance	$ 9,885	$ 12,372	$ —	$ 257	$ (11,715)	$ 10,799
Total	9,885	12,372	—	257	(11,715)	10,799

(in thousands)	June 30, 2022	Expense	Asset Write-Down	Translation	Cash Expenditures	June 30, 2023
Severance	$ 7,919	$ 6,605	$ —	$ 29	$ (4,668)	$ 9,885
Total	7,919	6,605	—	29	(4,668)	9,885

NOTE 17 — FINANCIAL INSTRUMENTS

The methods used to estimate the fair value of our financial instruments are as follows:

Cash and Cash Equivalents, Revolving and Other Lines of Credit and Notes Payable The carrying amounts approximate their fair value because of the short maturity of the instruments.

Long-Term Debt, Including Current Maturities Fixed rate debt had a fair market value of $545.9 million and $527.4 million at June 30, 2024 and 2023, respectively. The Level 2 fair value is determined based on the quoted market prices for similar debt instruments as of June 30, 2024 and 2023, respectively.

Concentrations of Credit Risk Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, we make temporary cash investments with high credit quality financial institutions and limit the amount of exposure to any one financial institution. With respect to trade receivables, concentrations of credit risk are significantly reduced because we serve numerous customers in many industries and geographic areas.

We are exposed to counterparty credit risk for nonperformance of derivatives and, in the unlikely event of nonperformance, to market risk for changes in interest and currency exchange rates, as well as settlement risk. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2024 and 2023, we had no significant concentrations of credit risk.

NOTE 18 — STOCK-BASED COMPENSATION

Stock Options

Changes in our stock options for 2024 were as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic value (in thousands)
Options outstanding, June 30, 2023	217,614	$ 37.29		
Exercised	—	—		
Lapsed and forfeited	(52,304)	45.24		
Options outstanding, June 30, 2024	165,310	$ 34.78	0.8	$ 37
Options vested and expected to vest, June 30, 2024	165,310	$ 34.78	0.8	$ 37
Options exercisable, June 30, 2024	165,310	$ 34.78	0.8	$ 37

As of June 30, 2024 and 2023, there was no unrecognized compensation cost related to options outstanding. All options were fully vested as of June 30, 2024 and 2023.

Tax benefits relating to excess stock-based compensation deductions are presented in the consolidated statements of cash flows as operating cash inflows. Tax benefits resulting from stock-based compensation deductions were less than the amounts reported for financial reporting purposes by $1.5 million and $0.8 million in 2024 and 2023, respectively, and greater than the amounts reported for financial reporting purposes by $0.2 million in 2022.

The amount of cash received from the exercise of capital stock options during 2024, 2023 and 2022 was zero, zero and $0.2 million, respectively. The related tax benefit was zero in 2024, 2023 and 2022. The total intrinsic value of options exercised in 2024, 2023 and 2022 was zero, zero and $0.1 million, respectively.

Restricted Stock Units – Time Vesting and Performance Vesting

Performance vesting restricted stock units are earned based on both annual and three-year performance targets. The performance vesting restricted stock units are subject to a service condition that requires the individual to be employed by the Company at the payment date after a three-year period, with the exception of retirement eligible grantees. Time vesting stock units are valued at the market value of the stock on the grant date. Performance vesting stock units with a market condition are valued using a Monte Carlo model.

Changes in our performance vesting and time vesting restricted stock units for 2024 were as follows:

	Performance Vesting Stock Units	Performance Vesting Weighted Average Fair Value	Time Vesting Stock Units	Time Vesting Weighted Average Fair Value
Unvested, June 30, 2023	483,481	$ 31.68	1,207,442	$ 30.26
Granted	270,911	25.99	727,992	25.83
Vested	(176,508)	33.49	(746,815)	30.56
Performance metric adjustments, net	37,378	38.45	—	—
Forfeited	(62,801)	32.05	(66,050)	27.33
Unvested, June 30, 2024	552,461	$ 28.73	1,122,569	$ 27.36

During 2024, 2023 and 2022, compensation expense related to performance vesting and time vesting restricted stock units was $23.4 million, $23.3 million and $20.1 million, respectively. Performance vesting stock units were adjusted by 37,378 units during 2024 related to the fiscal 2023 performance year. As of June 30, 2024, the total unrecognized compensation cost related to unvested performance vesting and time vesting restricted stock units was $21.5 million and is expected to be recognized over a weighted average period of 1.6 years.

NOTE 19— ENVIRONMENTAL MATTERS

The operation of our business has exposed us to certain liabilities and compliance costs related to environmental matters. We are involved in various environmental cleanup and remediation activities at certain sites associated with our current or former operations.

We establish and maintain accruals for estimated liabilities associated with certain environmental matters. At June 30, 2024, the balance of such accruals was $11.0 million, of which $1.6 million was current. At June 30, 2023, the balance was $12.0 million, of which $1.7 million was current, respectively. These accruals are generally not discounted.

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. The likelihood of a loss with respect to a particular environmental matter is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. When a material loss contingency is probable but a reasonable estimate cannot be made, or when a material loss contingency is at least reasonably possible, disclosure is provided. The accruals we have established for estimated environmental liabilities represent our best current estimate of the probable and reasonably estimable costs of addressing identified environmental situations, based on our review of currently available evidence, and taking into consideration our prior experience in remediation and that of other companies, as well as public information released by the United States Environmental Protection Agency (USEPA), other governmental agencies and by the Potentially Responsible Party (PRP) groups in which we are participating. The accrued liabilities for all environmental concerns could change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government or the courts on these matters.

Among other environmental laws, we are subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), under which we have been identified by the USEPA or other third party as a PRP with respect to environmental remedial costs at certain Superfund sites. We have evaluated our claims and estimated liability associated with these sites based upon the best information currently available to us. We believe our environmental accruals are adequate to cover our portion of the environmental remedial costs at the sites where we have been designated a PRP, to the extent these expenses are probable and reasonably estimable.

NOTE 20 — COMMITMENTS AND CONTINGENCIES

Legal Matters Various lawsuits arising during the normal course of business are pending against us. In our opinion, the ultimate liability, if any, resulting from these matters will have no significant effect on our consolidated financial position or results of operations. During 2023, we recorded a litigation settlement of $3 million related to legacy operations within other (income) expense, net.

Lease Commitments We lease a wide variety of facilities, primarily for warehousing, production and offices, as well as vehicles and equipment that are considered operating leases. Refer to Note 9 for more information.

Purchase Commitments We have purchase commitments for materials, supplies and machinery and equipment as part of the ordinary conduct of business. Some of these commitments extend beyond one year and are based on minimum purchase requirements. We believe these commitments are not at prices in excess of current market.

Other Contractual Obligations We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect our liquidity.

Related Party Transactions Sales to affiliated companies were immaterial in 2024, 2023 and 2022. We do not have any other related party transactions that affect our operations, results of operations, cash flows or financial condition.

NOTE 21 — SEGMENT DATA

The Company manages and reports its business in the following two segments: Metal Cutting and Infrastructure. The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities, the manner in which we organize segments for making operating decisions and assessing performance and the availability of separate financial results. We do not allocate certain corporate expenses related to executive retirement plans, the Company's Board of Directors and strategic initiatives, as well as certain other costs and report them in Corporate. Our reportable operating segments do not represent the aggregation of two or more operating segments.

Sales to a single customer did not aggregate to more than five percent of total sales in 2024, 2023 and 2022.

METAL CUTTING The Metal Cutting segment develops and manufactures high performance tooling and metal cutting products and services and offers an assortment of standard and custom metal cutting solutions to diverse end markets, including Aerospace & Defense, General Engineering, Energy and Transportation. The products include milling, hole making, turning, threading and toolmaking systems used in the manufacture of airframes, aero engines, trucks and automobiles, ships and various types of industrial equipment. We leverage advanced manufacturing capabilities in combination with varying levels of customization to solve our customers' toughest challenges and deliver improved productivity for a wide range of applications. Metal Cutting markets its products under the Kennametal®, WIDIA®, WIDIA Hanita® and WIDIA GTD® brands through its direct sales force, a network of independent and national distributors, integrated supplier channels and via the Internet. Application engineers and technicians are critical to the sales process and directly assist our customers with specified product design, selection, application and support.

INFRASTRUCTURE Our Infrastructure segment produces engineered tungsten carbide and ceramic components, earth-cutting tools, and advanced metallurgical powders, primarily for the Aerospace & Defense, Energy, Earthworks and General Engineering end markets. These wear-resistant products include compacts, nozzles, frac seats and custom components used in oil and gas and petrochemical industries; rod blanks and abrasive water jet nozzles for general industries; earth cutting tools and systems used in underground mining, trenching and foundation drilling and road milling; tungsten carbide powders for the oil and gas, aerospace and process industries; high temperature critical wear components, tungsten penetrators and armor solutions for aerospace and defense; and ceramics used by the packaging industry for metallization of films and papers. We combine deep metallurgical and engineering expertise with advanced manufacturing capabilities, such as 3D printing, to deliver solutions that drive improved productivity for our customers. Infrastructure markets its products primarily under the Kennametal® brand and sells through a direct sales force as well as through distributors.

Segment data is summarized as follows:

(in thousands)	2024	2023	2022
Sales:			
Metal Cutting	$ 1,280,781	$ 1,269,765	$ 1,227,273
Infrastructure	766,118	808,419	785,183
Total sales	$ 2,046,899	$ 2,078,184	$ 2,012,456
Operating income:			
Metal Cutting	$ 132,573	$ 135,763	$ 121,386
Infrastructure	39,857	59,757	98,871
Corporate	(2,207)	(3,103)	(2,117)
Total operating income	$ 170,223	$ 192,417	$ 218,140
Interest expense	$ 26,472	$ 28,496	$ 25,914
Other (income) expense, net	(699)	4,300	(14,507)
Income before income taxes	$ 144,450	$ 159,621	$ 206,733
Depreciation and amortization:			
Metal Cutting	$ 90,917	$ 90,880	$ 87,986
Infrastructure	43,770	43,144	43,691
Corporate	—	1	1
Total depreciation and amortization	$ 134,687	$ 134,025	$ 131,678
Segment assets[4]:			
Metal Cutting	$ 1,416,884	$ 1,460,757	$ 1,469,835
Infrastructure	690,374	734,944	768,226
Corporate	396,500	351,533	335,463
Total assets	$ 2,503,758	$ 2,547,234	$ 2,573,524
Capital expenditures:			
Metal Cutting	$ 71,148	$ 58,384	$ 64,055
Infrastructure	36,413	36,001	32,869
Total capital expenditures	$ 107,561	$ 94,385	$ 96,924

[4] Metal Cutting and Infrastructure segment assets are principally accounts receivable, less allowance for doubtful accounts; inventories; property, plant and equipment, net; goodwill; other intangible assets, net of accumulated amortization; and operating lease ROU assets. Corporate assets are principally cash and cash equivalents, other current assets, long-term prepaid pension benefit, deferred income taxes and other assets.

Geographic information for sales, based on country where the sale originated, and long-lived assets is as follows:

(in thousands)	2024	2023	2022
Sales:			
United States	$ 824,275	$ 848,713	$ 797,768
Germany	278,824	270,936	262,764
China	199,069	220,193	234,997
India	115,397	112,819	108,695
Canada	102,666	103,323	94,956
Italy	68,575	68,249	67,930
France	55,670	51,178	47,218
South Africa	42,609	42,775	42,402
Mexico	44,408	42,367	35,099
Brazil	30,224	32,946	26,147
Spain	32,262	31,064	29,756
United Kingdom	32,013	29,943	30,686
Other[5]	220,907	223,678	234,038
Total sales	$ 2,046,899	$ 2,078,184	$ 2,012,456
Total long-lived assets:			
United States	$ 516,659	$ 552,770	$ 585,003
Germany	219,633	204,551	195,325
China	77,759	81,731	92,315
India	41,886	44,748	45,146
Israel	22,018	24,662	26,864
Canada	18,927	18,934	18,478
Other[5]	41,181	41,672	38,910
Total long-lived assets[6]	$ 938,063	$ 969,068	$ 1,002,041

[5] Other does not contain any country that individually exceeds 2 percent of total sales or total long-lived assets, respectively.

[6] Total long-lived assets as of June 30, 2024, 2023 and 2022 include property, plant, and equipment, net.

The following table presents Kennametal's revenue disaggregated by segment by geography:

	Metal Cutting			Infrastructure			Total Kennametal		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Americas	45 %	44 %	41 %	58 %	60 %	59 %	49 %	50 %	48 %
EMEA	37	36	37	20	18	18	31	29	30
Asia Pacific	18	20	22	22	22	23	20	21	22

The following table presents Kennametal's revenue disaggregated by segment by end market:

	Metal Cutting			Infrastructure			Total Kennametal		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
General Engineering	54 %	55 %	55 %	34 %	34 %	34 %	46 %	47 %	47 %
Transportation	27	27	27	—	—	—	17	16	17
Aerospace & Defense	12	11	10	8	6	7	11	9	9
Energy	7	7	8	22	24	22	13	14	13
Earthworks	—	—	—	36	36	37	13	14	14

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A — CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2024. The Company's disclosure controls were designed to provide a reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. However, the controls have been designed to provide reasonable assurance of achieving the controls' stated goals. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance at June 30, 2024 that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Item 8 of this Annual Report and incorporated herein by reference.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of Kennametal's internal control over financial reporting as of June 30, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8 of this Annual Report, which is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B — OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

In the quarter ended June 30, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities, within the meaning of Item 408 of Regulation S-K.

ITEM 9C — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding the executive officers of Kennametal Inc. is as follows: Name, Age, Position, and Experience during the Past Five Years [1].

Sanjay Chowbey, 56
President and Chief Executive Officer and President, Metal Cutting
President and Chief Executive Officer since June 2024 and President, Metal Cutting since June 2021; Formerly, President, Services and Solutions of Flowserve from 2019 to 2021 and Senior Vice President and President of TE SubCom from 2017 to 2018. Previously spent over 11 years at Danaher / Fortive Corporation (from 2006 through 2017) serving in various roles of increasing responsibility, the latest being President, Thomson Industries.

Judith L. Bacchus, 62
Vice President and Chief Administrative Officer
Vice President and Chief Administrative Officer since May 2019; Vice President and Chief Human Resources and Corporate Relations Officer since December 2015; Vice President and Chief Human Resources Officer from June 2011 to November 2015.

Franklin Cardenas, 56
Vice President, Kennametal Inc. and President, Infrastructure Business Segment
Vice President, Kennametal Inc. and President, Infrastructure Business Segment since February 2020; Formerly, Vice President of Asia Pacific for the Donaldson Company from 2016 to 2020 and Vice President, Global Engine Aftermarket from 2010 to 2016. He started at Donaldson Company in 1995 and held roles of increasing responsibility until 2020.

Michelle R. Keating, 48
Vice President, Secretary and General Counsel, Kennametal Inc.
Vice President, Secretary and General Counsel, Kennametal Inc. since December 2016; Vice President, Secretary and Interim General Counsel from July 2016 to December 2016; Vice President, Associate General Counsel & Assistant Secretary from March 2016 to July 2016; Assistant General Counsel & Assistant Secretary from August 2011 to February 2016.

Carlonda R. Reilly, 56
Vice President and Chief Technology Officer
Vice President and Chief Technology Officer since September 2018; Formerly, Global Technology Director in Transportation and Advanced Polymers business at DuPont from January 2016 to September 2018 and Global Technology Director in Building Innovations at DuPont from 2013 to January 2016.

Patrick S. Watson, 51
Vice President Finance and Chief Financial Officer
Vice President Finance and Chief Financial Officer since June 2022; Formerly, Vice President Finance and Corporate Controller, Kennametal Inc. from March 2017 to June 2022; Vice President Finance - Industrial Business from March 2014 to February 2017; Director Finance, Kennametal EMEA from August 2011 to August 2014.

John W. Witt, 45
Vice President Finance and Corporate Controller
Vice President Finance and Corporate Controller since June 2022; Formerly, Director, Internal Audit, Kennametal Inc. from April 2019 to June 2022; Assistant Corporate Controller, Kennametal Inc. from August 2018 to April 2019; Assurance Director at PricewaterhouseCoopers ("PwC") from July 2016 to August 2018 and prior to this in other roles of increasing responsibility at PwC.

(1) Each executive officer has been elected by the Board of Directors to serve until removed or until a successor is elected and qualified. Unless otherwise noted, none of the executive officers (i) has an arrangement or understanding with any other person(s) pursuant to which he or she was selected as an officer, (ii) has any family relationship with any director or executive officer of the Company, or (iii) is involved in any legal proceeding which would require disclosure under this item.

Incorporated herein by reference is the information to be provided under the captions "Proposal I. Election of Directors" in our definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after June 30, 2024 (2024 Proxy Statement). Also incorporated herein by reference is the information to be set forth under the caption "Ethics and Corporate Governance-Code of Conduct" and "Ethics and Corporate Governance-Corporate Governance" in the 2024 Proxy Statement.

The Company has adopted an insider trading policy governing the purchase, sale, and/or other disposition of its securities by its directors, officers, employees and other covered persons. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the NYSE listing standards. A copy of this policy is filed as Exhibit 19.1 to this Annual Report.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Exchange Act. The members of the Audit Committee are: Steven H. Wunning (Chair); Sagar A. Patel; Paul Sternlieb and Larry Stranghoener. Incorporated herein by reference is the information provided under the caption "Board of Directors and Board Committees-Committee Functions-Audit Committee" in the 2024 Proxy Statement.

ITEM 11 — EXECUTIVE COMPENSATION

Incorporated herein by reference from our 2024 Proxy Statement is the information to be set forth under the captions "Executive Compensation, Compensation Discussion and Analysis," "Compensation and Human Capital Committee Report," "Analysis of Risk Inherent in our Compensation Policies and Practices," "Executive Compensation Tables," "2024 Nonqualified Deferred Compensation," "Retirement Programs" and "Potential Payments Upon Termination or Change in Control." Also incorporated herein by reference from our 2024 Proxy Statement is the information to be set forth under the captions "Board of Directors Compensation and Benefits" and "Board of Directors and Board Committees - Committee Functions - Compensation and Human Capital Committee Interlocks and Insider Participation."

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference from our 2024 Proxy Statement are: (i) the information to be set forth under the caption "Equity Compensation Plans," (ii) the information to be set forth under the caption "Ownership of Capital Stock by Directors, Nominees and Executive Officers" with respect to the directors' and officers' shareholdings; and (iii) the information to be set forth under the caption "Principal Holders of Voting Securities" with respect to other beneficial owners.

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information to be set forth under the captions "Ethics and Corporate Governance-Corporate Governance-Board of Director Review and Approval of Related Person Transactions," "Executive Compensation," "Executive Compensation Tables" and "Ethics and Corporate Governance-Corporate Governance-Board Composition and Independence" in the 2024 Proxy Statement.

ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference is the information with respect to pre-approval policies set forth under the caption "Proposal II. Ratification of PricewaterhouseCoopers LLP (PCAOB ID 238) as our Independent Registered Public Accounting Firm for the Fiscal Year ending June 30, 2025-Audit Committee Pre-Approval Policy" and the information with respect to principal accountant fees and services set forth under "Proposal II. Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the Fiscal Year ending June 30, 2025-Fees and Services" to be set forth in the 2024 Proxy Statement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	KENNAMETAL INC.	
Date: August 12, 2024	By:	/s/ John W. Witt
		John W. Witt
		Vice President Finance and Corporate Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ SANJAY CHOWBEY Sanjay Chowbey	President and Chief Executive Officer	August 12, 2024
/s/ PATRICK S. WATSON Patrick S. Watson	Vice President and Chief Financial Officer	August 12, 2024
/s/ JOHN W. WITT John W. Witt	Vice President Finance and Corporate Controller	August 12, 2024
/s/ WILLIAM M. LAMBERT William M. Lambert	Chairman of the Board	August 12, 2024
/s/ JOSEPH ALVARADO Joseph Alvarado	Director	August 12, 2024
/s/ CINDY L. DAVIS Cindy L. Davis	Director	August 12, 2024
/s/ WILLIAM J. HARVEY William J. Harvey	Director	August 12, 2024
/s/ LORRAINE M. MARTIN Lorraine M. Martin	Director	August 12, 2024
/s/ SAGAR A. PATEL Sagar A. Patel	Director	August 12, 2024
/s/ PAUL STERNLIEB Paul Sternlieb	Director	August 12, 2024
/s/ LAWRENCE W. STRANGHOENER Lawrence W. Stranghoener	Director	August 12, 2024
/s/ STEVEN H. WUNNING Steven H. Wunning	Director	August 12, 2024

PART IV

ITEM 15 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Form 10-K report.
1. Financial Statements included in Part II, Item 8
2. Financial Statement Schedule

The financial statement schedule required by Part II, Item 8 of this document is filed as part of this report. All of the other schedules are omitted as the required information is inapplicable or the information is presented in our consolidated financial statements or related notes.

FINANCIAL STATEMENT SCHEDULE   Page 77

Schedule II—Valuation and Qualifying Accounts for the Years Ended June 30, 2024, 2023 and 2022

3. Exhibits

3 Articles of Incorporation and Bylaws

3.1	Articles of Incorporation of Kennametal Inc., as amended and restated through October 28, 2014	Exhibit 3.(i) of the Form 8-K filed October 30, 2014 (File No. 001-05318) is incorporated herein by reference.
3.2	By-Laws of Kennametal Inc., as amended and restated through July 26, 2016	Exhibit 10.1 of the Form 8-K filed July 28, 2016 (File No. 001-05318) is incorporated herein by reference.

4 Instruments Defining the Rights of Security Holders, Including Indentures

4.1	Indenture, dated as of June 19, 2002, by and between the Registrant and Bank One Trust Company, N.A., as trustee	Exhibit 4.1 of the Form 8-K filed June 20, 2002 (File No. 001-05318) is incorporated herein by reference.
4.2	First Supplemental Indenture, dated as of June 19, 2002, by and between the Registrant and Bank One Trust Company, N.A., as trustee	Exhibit 4.2 of the Form 8-K filed June 20, 2002 (File No. 001-05318) is incorporated herein by reference.
4.3	Indenture dated February 14, 2012 between Kennametal Inc. and U.S. Bank National Association	Exhibit 4.1 of the Form 8-K filed February 14, 2012 (File No. 001-05318) is incorporated herein by reference.
4.4	First Supplemental Indenture dated February 14, 2012 between Kennametal Inc. and U.S. Bank National Association (including Form of 3.875% Note due 2022)	Exhibit 4.2 of the Form 8-K filed February 14, 2012 (File No. 001-05318) is incorporated herein by reference.
4.5	Second Supplemental Indenture dated November 7, 2012 between Kennametal Inc. and U.S. Bank National Association (including Form of 2.650% Note due 2019)	Exhibit 4.4 of the Form 8-K filed November 7, 2012 (File No. 001-05318) is incorporated herein by reference.
4.6	Third Supplemental Indenture dated June 7, 2018 between Kennametal Inc. and U.S. Bank National Association (including Form of 4.625% Note due June 15, 2028).	Exhibit 4.1 of the Form 8-K filed June 7, 2018 (File No. 001-05318) is incorporated herein by reference.
4.7	Fourth Supplemental Indenture dated February 23, 2021 between Kennametal Inc. and U.S. Bank National Association	Exhibit 4.1 of the Form 8-K filed February 23, 2021 (File No. 001-05318) is incorporated herein by reference.
4.8	Form of 2.800% Senior Note due March 1, 2031 (form included in Fourth Supplemental Indenture)	Exhibit 4.1 of the Form 8-K filed February 23, 2021 (File No. 001-05318) is incorporated herein by reference.
4.9	Description of Registrant's Securities	Filed herewith.

10 Material Contracts

10.1*	Deferred Fee Plan for Outside Directors, as amended and restated effective December 30, 2008	Exhibit 10.1 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference.
10.2*	Directors Stock Incentive Plan, as amended and restated effective December 30, 2008	Exhibit 10.2 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference.
10.3*	Performance Bonus Stock Plan of 1995, as amended and restated effective December 30, 2008	Exhibit 10.3 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference.
10.4*	Kennametal Inc. Stock and Incentive Plan of 2002 (as amended on October 21, 2008)	Appendix A to the 2008 Proxy Statement filed September 8, 2008 (File No. 001-05318) is incorporated herein by reference.
10.5*	Form of Indemnification Agreement for Named Executive Officers	Exhibit 10.2 of the Form 8-K filed March 22, 2005 (File No. 001-05318) is incorporated herein by reference.
10.6*	Schedule of Named Executive Officers who have entered into the Form of Indemnification Agreement as set forth in Exhibit 10.5	Filed herewith.
10.7*	Kennametal Inc. Executive Retirement Plan (for Designated Officers) (as amended effective December 30, 2008)	Exhibit 10.8 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference.
10.8*	Amendment No. 1 to Kennametal Inc. Executive Retirement Plan (dated January 27, 2015)	Exhibit 10.2 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.9*	Amendment No. 2 to Kennametal Inc. Executive Retirement Plan (dated June 18, 2015)	Exhibit 10.1 of the Form 8-K filed June 23, 2015 (File No. 001-05318) is incorporated herein by reference.
10.10*	Kennametal Inc. Supplemental Executive Retirement Plan (as amended effective December 30, 2008)	Exhibit 10.9 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference.
10.11*	Amendment No. 1 to the Kennametal Inc. Supplemental Executive Retirement Plan (as amended effective December 30, 2008) (dated June 18, 2015)	Exhibit 10.2 of the Form 8-K filed June 23, 2015 (File No. 001-05318) is incorporated herein by reference.

10.12*	Description of Compensation Payable to Non-Employee Directors	Exhibit 10.12 of the Form 10-K filed August 10, 2018 (File No. 001-05318) is incorporated herein by reference.
10.13*	Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2010)	Exhibit 10.5 of Form 10-Q filed February 8, 2011 (File No. 001-05318) is incorporated herein by reference.
10.14*	Form of Kennametal Inc. Nonstatutory Stock Option Award for Non-Employee Directors (granted under the Kennametal Inc. Stock and Incentive Plan of 2010)	Exhibit 10.6 of Form 10-Q filed February 8, 2011 (File No. 001-05318) is incorporated herein by reference
10.15*	Form of Officer's Employment Agreement with certain Named Executive Officers	Exhibit 10.1 of Form 8-K filed May 13, 2011 (File No. 001-05318) is incorporated herein by reference.
10.16*	Schedule of Executive Officers who have entered into the Form of Officer's Employment Agreement as set forth in Exhibit 10.15	Exhibit 10.16 of the Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated herein by reference.
10.17*	Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)	Appendix A of the 2013 Proxy Statement filed September 17, 2013 (File No. 001-05318) is incorporated herein by reference.
10.18*	Form of Kennametal Inc. Restricted Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.39 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference.
10.19*	Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.41 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference.
10.20*	Form of Kennametal Inc. Nonstatutory Stock Option Award for Non-Employee Directors (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.42 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference.
10.21*	Form of Kennametal Inc. Cash Settled Share-Based Award for China-based Employees (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.43 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference.
10.22*	Form of Kennametal Inc. Restricted Unit Award - Alternate Form (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.45 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference.
10.23*	Form of Kennametal Inc. Nonstatutory Stock Option Award - Alternate Form (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.46 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference.
10.24*	Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)	Exhibit 10.1 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.25*	Form of Kennametal Inc. Performance Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.3 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.26*	Form of Kennametal Inc. Restricted Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.4 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.27*	Form of Kennametal Inc. Restricted Unit Award for Non-Employee Directors (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.5 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.28*	Form of Kennametal Inc. Restricted Unit Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.6 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.29*	Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.8 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.30*	Form of Kennametal Inc. Nonstatutory Stock Option Award for Non-Employee Directors (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.9 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.31*	Form of Kennametal Inc. Nonstatutory Stock Option Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.10 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.
10.32*	Form of Kennametal Inc. Cash Settled Share-Based Award for China-based Employees (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.12 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference.

10.33*	Form of Kennametal Inc. Performance Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.1 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference.
10.34*	Form of Kennametal Inc. Restricted Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.3 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference.
10.35*	Form of Kennametal Inc. Restricted Unit Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.5 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference.
10.36*	Form of Kennametal Inc. Cash Settled Share-Based Award for China-based Employees (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.6 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference.
10.37*	Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.7 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference.
10.38*	Form of Kennametal Inc. Nonstatutory Stock Option Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013))	Exhibit 10.9 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference.
10.39*	Kennametal Inc. 2016 Stock and Incentive Plan	Appendix C of 2016 Proxy Statement filed September 13, 2016 (File No. 001-05318) is incorporated by reference herein.
10.40*	Form of Kennametal Inc. Performance Unit Award (granted under Kennametal Inc. Stock and Incentive Plan of 2010, as amended and restated on October 22, 2013, and amended on January 27, 2015)	Exhibit 10.1 of the Form 10-Q filed November 7, 2016 (File No. 001-05318) is incorporated by reference herein.
10.41*	Form of Kennametal Inc. Restricted Unit Award (granted under the Kennametal Inc. 2016 Stock and Incentive Plan)	Exhibit 10.4 of the Form 10-Q filed November 7, 2016 (File No. 001-05318) is incorporated by reference herein.
10.42*	Form of Kennametal Inc. Cash Settled Share-Based Award for China-Based Employees (granted under the Kennametal Inc. 2016 Stock and Incentive Plan)	Exhibit 10.5 of the Form 10-Q filed November 7, 2016 (File No. 001-05318) is incorporated by reference herein.
10.43*	Form of Kennametal Inc. Restricted Stock Unit Award (three year cliff vest) (granted under the Kennametal Inc. 2016 Stock and Incentive Plan)	Exhibit 10.1 of the Form 10-Q filed February 8, 2017 (File No. 001-05318) is incorporated by reference herein.
10.44*	Form of Updated Kennametal Inc. Restricted Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.74 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein.
10.45*	Form of Kennametal Inc. Restricted Unit Award for Non-Employee Directors (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.75 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein.
10.46*	Form of Kennametal Inc. Cash-Settled Restricted Unit Award for China-based Employees (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.76 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein.
10.47*	Form of Updated Kennametal Inc. Cash-Settled Restricted Unit Award for China-based Employees (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.52 to Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated by reference herein.
10.48*	Form of Kennametal Inc. Performance Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.77 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein.
10.49*	Form of Fiscal 2020 Kennametal Inc. Performance Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.54 to Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated by reference herein.
10.50*	Form of Kennametal Inc. Retention Restricted Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016)	Exhibit 10.78 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein.
10.51*	Form of Amended and Restated Officer's Employment Agreement with President and CEO Christopher Rossi	Exhibit 10.2 to Form 10-Q filed November 6, 2018 (File No. 001-05318) is incorporated by reference herein.
10.52*	Kennametal Inc. Restoration Plan (dated January 1, 2018)	Exhibit 10.1 of the Form 8-K filed November 3, 2017 (File No. 001-05318) is incorporated herein by reference.
10.53*	Kennametal Inc. Restoration Plan Adoption Agreement (dated January 1, 2018)	Exhibit 10.2 of the Form 8-K filed November 3, 2017 (File No. 001-05318) is incorporated herein by reference.
10.54*	Second Amendment to the Kennametal Inc. Restoration Plan (dated July 1, 2019)	Exhibit 10.59 to Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated by reference herein.
10.55*	2018 Form of Officer's Employment Agreement with certain Named Executive Officers	Exhibit 10.60 of the Form 10-K filed August 10, 2018 (File No. 001-05318) is incorporated by reference herein.
10.56*	Schedule of Executive Officers who have entered into the 2018 Form of Officer's Employment Agreement as set forth in Exhibit 10.55	Filed herewith.

10.57	Sixth Amended and Restated Credit Agreement dated as of June 14, 2022, among Kennametal Inc. and Kennametal Europe GmbH (the "Borrowers") and the several banks and other financial institutions or entities from time to time parties thereto (the "Lenders"), Bank of America, N.A., London Branch, as Euro Swingline Lender, PNC Bank, National Association and JPMorgan Chase Bank, N.A., as co-syndication agents, BNP Paribas, Citizens Bank, N.A., Mizuho Bank, Ltd., and U.S. Bank National Association, as co-documentation agents and Bank of America, N.A., as administrative agent.	Exhibit 10.1 of the Form 8-K filed June 15, 2022 (File No. 001-05318) is incorporated herein by reference.
10.58*	Form of Kennametal Inc. Restricted Unit Award (three-year cliff vest) (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.1 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference.
10.59*	Form of Kennametal Inc. Restricted Unit Award (two-year cliff vest) (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.2 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference.
10.60*	Form of Kennametal Inc. Cash-Settled Long-Term Incentive Award for China-based employees (two-year cliff vest) (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.3 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference.
10.61*	Form of Kennametal Inc. Restricted Unit Award for Non-Employee Directors (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.4 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference.
10.62*	Form of Kennametal Inc. Restricted Unit Award (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.5 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference.
10.63*	Form of Kennametal Inc. Cash-Settled Long-Term Incentive Award for China-based employees (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.6 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference.
10.64*	Form of Kennametal Inc. Performance Unit Award (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.65 to Form 10-K filed August 10, 2021 (File No. 001-05318) is incorporated by reference herein.
10.65*	Kennametal Inc. 2020 Stock and Incentive Plan	Appendix B of 2020 Proxy Statement filed September 15, 2020 (File No. 001-05318) is incorporated by reference herein.
10.66*	Form of Kennametal Inc. Cash-Settled Performance Unit Award for China-based employees (granted under the 2020 Kennametal Inc. Stock and Incentive Plan)	Exhibit 10.66 to Form 10-K filed August 9, 2023 (File No. 001-05318) is incorporated by reference herein.
10.67*	Form of Officer's Employment Agreement with President and CEO Sanjay Chowbey	Filed herewith.
19.1	Insider Trading Policy	Filed herewith.
21	**Subsidiaries of the Registrant**	**Filed herewith.**
23	**Consent of Independent Registered Public Accounting Firm**	**Filed herewith.**
31	**Certifications**	
31.1	Certification executed by Sanjay Chowbey, President and Chief Executive Officer of Kennametal Inc.	Filed herewith.
31.2	Certification executed by Patrick S. Watson, Vice President and Chief Financial Officer of Kennametal Inc.	Filed herewith.
32	**Section 1350 Certifications**	
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Sanjay Chowbey, President and Chief Executive Officer of Kennametal Inc.; and Patrick S. Watson, Vice President and Chief Financial Officer of Kennametal Inc.	Filed herewith.
97.1	Clawback Policy	Filed herewith.

*Denotes management contract or compensatory plan or arrangement.

101	**XBRL**	
101.INS[(1)]	XBRL Instance Document.	Filed herewith.

101.SCH[2]	XBRL Taxonomy Extension Schema Document.	Filed herewith.
101.CAL[2]	XBRL Taxonomy Extension Calculation Linkbase Document.	Filed herewith.
101.DEF[2]	XBRL Taxonomy Definition Linkbase	Filed herewith.
101.LAB[2]	XBRL Taxonomy Extension Label Linkbase Document.	Filed herewith.
101.PRE[2]	XBRL Taxonomy Extension Presentation Linkbase Document.	Filed herewith.

104   Cover page formatted as Inline XBRL and contained in Exhibit 101

[1]   The instance document does not appear in the Interactive Data File because its XBRL (Extensible Business Reporting Language) tags are embedded within the Inline XBRL document.

[2]   Attached as Exhibit 101 to this report are the following documents formatted in Inline XBRL: (i) the Consolidated Statements of Income for the years ended June 30, 2024, 2023 and 2022, (ii) the Consolidated Statements of Comprehensive Income for the years ended June 30, 2024, 2023 and 2022, (iii) the Consolidated Balance Sheets at June 30, 2024 and 2023, (iv) the Consolidated Statements of Cash Flows for the years ended June 30, 2024, 2023 and 2022 and (v) Notes to Consolidated Financial Statements for the years ended June 30, 2024, 2023 and 2022.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands) For the year ended June 30	Balance at Beginning of Year	Charges to Costs and Expenses	Recoveries	Other Adjustments	Deductions from Reserves	Balance at End of Year
2024						
Allowance for doubtful accounts	$ 8,759	$ 574	$ 93	$ (25) [(1)]	$ (1,570) [(2)]	$ 7,831
Deferred tax asset valuation allowance	8,281	—	(1,501)	1 [(1)]	(870) [(3)]	5,911
2023						
Allowance for doubtful accounts	$ 9,422	$ 495	$ (516)	$ (122) [(1)]	$ (520) [(2)]	$ 8,759
Deferred tax asset valuation allowance	14,385	—	(3,760)	(75) [(1)]	(2,269) [(3)]	8,281
2022						
Allowance for doubtful accounts	$ 9,734	$ 1,242	$ 163	$ (321) [(1)]	$ (1,396) [(2)]	$ 9,422
Deferred tax asset valuation allowance	21,263	371	(4,459)	42 [(1)]	(2,832)	14,385

(1) Represents foreign currency translation adjustment.

(2) Represents uncollected accounts charged against the allowance.

(3) Represents primarily changes in tax rates and forfeited net operating loss deduction.

ITEM 16 — FORM 10-K SUMMARY

None.

(This page has been left blank intentionally.)

Exhibit 21

CORPORATE DIRECTORY
Our consolidated subsidiaries and affiliated companies as of June 30, 2024 are:

Consolidated Subsidiaries and Affiliated Companies of Kennametal Inc.
Kennametal (Malaysia) Sdn. Bhd.
Kennametal (Singapore) Pte. Ltd.
Kennametal (Thailand) Co., Ltd.
Kennametal Australia Pty. Ltd.
Kennametal de Mexico, S.A. de C.V.
Kennametal Distribution Services Asia Pte. Ltd.
Kennametal Hardpoint (Taiwan) Inc.
Kennametal Holdings Europe Inc.
Kennametal Japan Ltd.
Kennametal Korea Ltd.
Kennametal Manufacturing S.A. (Pty) Ltd.
Kennametal Shared Services Private Limited
Kennametal South Africa (Pty.) Ltd.
PT. Kennametal Indonesia Services

Consolidated Subsidiary of Kennametal (Singapore) Pte. Ltd.
Kennametal Vietnam LLC

Consolidated Subsidiaries of Kennametal Holdings Europe Inc.
Deloro Stellite Holdings Corporation
Kennametal Holdings, LLC
Kennametal Luxembourg Holding III S.à r.l.

Consolidated Subsidiaries of Deloro Stellite Holdings Corporation
DSGP LLC
Kennametal Stellite, L.P.
Kennametal Stellite Inc.
Kennametal Stellite (Shanghai) Co., Ltd. (Joint Venture)

Consolidated Subsidiary of Kennametal Luxembourg Holding III S.à r.l.
Kennametal Luxembourg Holding S.à r.l.

Consolidated Subsidiaries of Kennametal Luxembourg Holding S.à r.l.
Kennametal Argentina S.A.
Kennametal Chile Ltda.
Kennametal do Brasil Ltda.
Kennametal Europe GmbH
Kennametal Luxembourg S.à r.l.
Comericializadora Kennametal Bolivia S.R.L.

Consolidated Subsidiaries of Kennametal Luxembourg S.à r.l.
Kennametal Asia (HK) Ltd.
Kennametal Ltd.
Kennametal Sintec Holding GmbH

Consolidated Subsidiaries of Kennametal Asia (HK) Ltd.
Kennametal Asia (China) Management Co. Ltd.
Kennametal (China) Co. Ltd.
Kennametal Hardpoint (Shanghai) Co., Ltd.
Kennametal (Xuzhou) Company, Ltd.
Kennametal Sintec Keramik Asia Ltd.

Consolidated Subsidiary of Kennametal Sintec Keramik Asia Ltd.
Sunshine Powder-Tech (Shanghai) Ltd.

Consolidated Subsidiaries of Kennametal Europe GmbH
Hanita Metal Works, Ltd.
Kennametal Holding GmbH
Kennametal Nederland B.V.

Consolidated Subsidiaries of Kennametal Holding GmbH
Kennametal GmbH
Kennametal Hungaria Kft.
Kennametal Logistics GmbH
Kennametal Shared Services GmbH
Kennametal Sintec Keramik GmbH
Widia GmbH

Consolidated Subsidiaries and Affiliated Companies of Kennametal GmbH
Kenci S.L.U.
Kennametal Belgium BVBA
Kennametal Deutschland GmbH
Kennametal France S.A.S.U.
Kennametal GmbH Organizacni Slozka
Kennametal GmbH Zweigniederlassung Osterreich
Kennametal GmbH Fürth Sucursala Sibiu
Kennametal GmbH, organizačná zložka, Slovensko
Kennametal Infrastructure GmbH
Kennametal Italia S.p.A.
Kennametal Kesici Takimlar Sanayi Ve Ticaret Anonim Sirketi
Kennametal Polska Sp. z o.o.
Kennametal Produktions GmbH & Co. KG. (partnership)
Kennametal Sp. z o.o.
Kennametal Stellram S.r.L.
Kennametal UK Limited
Ruebig Real Estate GmbH & Co. KG
Kennametal Real Estate GmbH & Co. KG (partnership)
Kennametal (Deutschland) Real Estate GmbH & Co. KG (partnership)

Consolidated Subsidiary of Kennametal Italia S.p.A.
Kennametal Italia Produzione S.R.L.

Consolidated Subsidiary of Kennametal Sp. z o.o
Kennametal Produkcja Sp. z o.o.

Consolidated Subsidiaries and Affiliated Companies of Widia GmbH
Kennametal Widia Produktions GmbH & Co. KG (partnership)
Kennametal Widia Real Estate GmbH & Co. KG (partnership)
Meturit AG

Consolidated Subsidiary of Meturit AG
Kennametal India Ltd.

Consolidated Subsidiaries of Kenci S.L.U.
Kenci Lda.
Kennametal Manufacturing Barcelona S.L.

Consolidated Subsidiaries of Kennametal UK Limited
Kennametal Logistics UK Ltd.
Kennametal Manufacturing UK Ltd.

Exhibit 31.1

I, Sanjay Chowbey, certify that:

1.   I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions)

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 12, 2024   /s/ Sanjay Chowbey
                                                             Sanjay Chowbey
                                                             President and Chief Executive Officer

Exhibit 31.2

I, Patrick S. Watson, certify that:

1.   I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the registrant and have:

      a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions)

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	August 12, 2024	/s/ Patrick S. Watson
		Patrick S. Watson
		Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

       In connection with the Annual Report of Kennametal Inc. (the "Corporation") on Form 10-K for the period ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Corporation certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

/s/ Sanjay Chowbey
Sanjay Chowbey
President and Chief Executive Officer

August 12, 2024

/s/ Patrick S. Watson
Patrick S. Watson
Vice President and Chief Financial Officer

August 12, 2024

*This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

2024 Supplemental Financial Data

2024 SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)

The following 2024 Supplemental Financial Data is not part of our Form 10-K.

The following financial schedules provide a reconciliation of reported results under generally accepted accounting principles in the United States of America (GAAP) to those non-GAAP financial measures included in our Annual Report to Shareholders. Management believes that investors should have available the same information that management uses to assess operating performance, determine compensation, and assess the capital structure of the Company. These non-GAAP measures should not be considered in isolation or as a substitute for the most comparable GAAP measures. Investors are cautioned that non-GAAP financial measures utilized by the Company may not be comparable to non-GAAP financial measures used by other companies.

Adjusted Operating Income, Adjusted Operating Margin and Adjusted Earnings per Share

The operating income and diluted earnings per share (EPS) GAAP financial measures have been presented on an adjusted basis. Detail of these adjustments is included in the reconciliations following these definitions. Management adjusts for these items in measuring internal performance to more readily compare the Company's financial performance period-to-period. Adjusted Operating Margin is calculated by dividing adjusted operating income by sales.

Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-GAAP financial measure and is defined as net income attributable to Kennametal (the most directly comparable GAAP measure), with interest expense, interest income, provision for income taxes, depreciation and amortization added back. Management believes that EBITDA is widely used as a measure of operating performance and is an important indicator of the Company's operational strength and performance. The measure should not be considered in isolation or as a substitute for operating income, operating cash flows or any other measure for determining liquidity that is calculated in accordance with GAAP. Additionally, Kennametal will present EBITDA on an adjusted basis. Management uses this information in reviewing operating performance. EBITDA Margin and Adjusted EBITDA Margin are calculated by dividing EBITDA and Adjusted EBITDA, respectively, by sales.

Organic Sales Growth (Decline)

Organic sales growth (decline) is a non-GAAP financial measure of sales growth (decline) (which is the most directly comparable GAAP measure) excluding the impacts of acquisitions, divestitures, business days and foreign currency exchange from year-over-year comparisons. Management believes this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth (decline) on a consistent basis.

Free Operating Cash Flow

Free operating cash flow (FOCF) is a non-GAAP financial measure and is defined as cash provided by operating activities (which is the most directly comparable GAAP measure) less capital expenditures, plus proceeds from disposals of property, plant and equipment. Management considers FOCF to be an important indicator of the Company's cash generating capability because it better represents cash generated from operations that can be used for dividends, debt repayment, strategic initiatives, and other investing and financing activities.

RECONCILIATIONS (UNAUDITED)

YEAR ENDED JUNE 30, 2024 (UNAUDITED) **(in millions, except percents and per share data)**	**Operating Income**	**Diluted EPS**
Reported Results	$ 170.2	$ 1.37
Reported Margin	8.3 %	
Restructuring and related charges	12.4	0.13
Adjusted Results	$ 182.6	$ 1.50
Adjusted Margin	8.9 %	

YEAR ENDED JUNE 30, 2023 (UNAUDITED) (in millions, except percents and per share data)	Operating Income		Diluted EPS
Reported Results	$	192.4	$ 1.46
Reported Margin	9.3 %		
Restructuring and related charges	6.6		0.06
Adjusted Results	$	199.0	$ 1.52
Adjusted Margin	9.6 %		

YEAR ENDED JUNE 30, 2022 (UNAUDITED) (in millions, except percents and per share data)	Operating Income		Diluted EPS
Reported Results	$	218.1	$ 1.72
Reported Margin	10.8 %		
Restructuring and related charges	4.2		0.03
Charges related to Russian and Ukrainian operations[1]	2.7		0.03
Gain on New Castle divestiture	(1.0)		—
Adjusted Results	$	224.1	$ 1.78
Adjusted Margin	11.1 %		

[1] During fiscal 2022, the Company ceased operations in Russia and is in the process of liquidating the legal entity.

ADJUSTED EBITDA (UNAUDITED) (in millions, except percents)	Year Ended June 30,		
	2024	2023	2022
Net income attributable to Kennametal, reported	$ 109.3	$ 118.5	$ 144.6
Add back:			
Interest expense	26.5	28.5	25.9
Interest income	(1.1)	(0.9)	(1.0)
Provision for income taxes	30.8	36.3	56.5
Depreciation	123.1	121.4	118.7
Amortization	11.6	12.6	13.0
EBITDA	300.2	316.4	357.8
Margin	14.7 %	15.2 %	17.8 %
Adjustments:			
Restructuring and related charges	12.4	6.6	4.2
Charges related to Russian and Ukrainian operations[1]	—	—	2.7
Gain on New Castle divestiture	—	—	(1.0)
Adjusted EBITDA	$ 312.5	$ 323.0	$ 363.7
Adjusted Margin	15.3 %	15.5 %	18.1 %

ORGANIC SALES DECLINE (UNAUDITED)	Year Ended June 30, 2024
Organic sales decline	(1)%
Foreign currency exchange effect[2]	(1)%
Sales decline	(2)%

[2] Foreign currency exchange effect is calculated by dividing the difference between current period sales and current period sales at prior period foreign exchange rates by prior period sales.

FREE OPERATING CASH FLOW (UNAUDITED)		Year Ended				
(in millions)		2024		2023		2022
Net cash flow provided by operating activities	$	277.1	$	257.9	$	181.4
Purchases of property, plant and equipment		(107.6)		(94.4)		(96.9)
Proceeds from disposals of property, plant and equipment		5.4		5.0		0.9
Free operating cash flow	$	175.0	$	168.6	$	85.4

Board of Directors

Joseph Alvarado
Board of Directors, Arcosa, Inc.,
PNC Financial Services Group, Inc.
and Trinseo, S.A.

Sanjay Chowbey
President and CEO, Kennametal Inc.

Cindy L. Davis
Board of Directors, Brinker International, Inc.
and Deckers Outdoor Corporation

William J. Harvey
Board of Directors, Clean Chemistry, Inc.,
Huber Engineered Woods LLC, and
Origin Materials, Inc.

William M. Lambert
Chairman of the Board, Kennametal Inc.,
MSA Safety Incorporated

Lorraine M. Martin
Board of Directors, President and CEO,
National Safety Council
IperionX Limited

Sagar A. Patel
Retired Business Group President,
Engine Systems, Woodward, Inc.

Paul Sternlieb
President and CEO and Board Member,
Enerpac Tool Group

Lawrence W. Stranghoener
Board of Directors, Kennametal Inc.

Steven H. Wunning
Board of Directors, Summit Materials, Inc.

Corporate Information

World and Americas Headquarters

Kennametal Inc.
525 William Penn Place
Suite 3300
Pittsburgh, PA 15219
U.S.A.

Toll-free number for U.S. and Canada:
800-446-7738

www.kennametal.com

Europe Headquarters

Kennametal Europe GmbH
Rheingoldstrasse 50
CH 8212 Neuhausen am Rheinfall
Switzerland

(41) 52-6750-100 Tel

Asia Headquarters

Kennametal Singapore Pte. Ltd
ICON@IBP #01-02/03/05
3A International Business Park
Singapore 609935

(65) 6-2659222 Tel

India Headquarters

Kennametal India Limited, 8/9th Mile
Tumkur Road
Bengaluru, Karnataka 560073

(91) 80-4328-1444 Tel

Transfer Agent, Registrar of Stock and Dividend Disbursing Agent

Correspondence should be mailed to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Toll-free number for U.S.,
Canada & Mexico:
866-211-6288

For rest of world:
201-680-6578

www.computershare.com/investor

Stock Listing

The New York Stock Exchange
Ticker Symbol: KMT
CUSIP No.: 489170100



Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Investor Relations and Media Information

Securities analysts, shareholders and others seeking financial information should call Michael Pici, Vice President, Investor Relations, 412-790-0792. News media and others seeking general information should contact Lori Lecker, Vice President, Corporate Relations and Communications, 412-248-8224.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders with a convenient way to acquire additional shares of Kennametal stock without paying brokerage fees or service charges. Participants may reinvest their dividends, plus cash if desired, to acquire these additional shares. Computershare administers the plan and acts as the agent for the participants. For more information, contact Computershare toll free at 866-211-6288 or at 201-680-6578, or visit www.computershare.com/investor.

Equal Opportunity Employer

Kennametal is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from discriminatory practices.

Annual Meeting

The Annual Meeting of Shareholders will be held virtually, via live audio only webcast, on Tuesday, October 29, 2024, at 2:00 p.m. ET. Notice of the meeting will be mailed on or about Thursday, September 19, 2024, to shareholders of record at the close of business on Friday, August 30, 2024. All shareholders are cordially invited to attend. Proxies will be solicited by the Board of Directors.



www.kennametal.com